Barnwell Industries, Inc.

2021 Annual Report

FINANCIAL AND OPERATING HIGHLIGHTS

	Year ended September 30,
	2021	2020	2019	2018	2017
FINANCIAL:
Revenues	$18,113,000	$18,347,000	$12,075,000	$9,368,000	$13,030,000

Net earnings (loss)	$6,253,000	$(4,756,000)	$(12,414,000)	$(1,770,000)	$1,171,000
Net earnings (loss) per share – diluted	$0.73	$(0.57)	$(1.50)	$(0.21)	$0.14

OPERATING:
Production - Oil and natural
gas liquids – barrels	169,000	174,000	141,000	67,000	86,000
Natural gas – MCF*	694,000	649,000	628,000	328,000	378,000

Average price -
Oil and natural gas
liquids, per barrel	$48.96	$31.84	$39.80	$50.89	$40.11

Natural gas, per MCF*	$2.62	$1.64	$1.15	$1.12	$1.98

	At September 30,
	2021	2020	2019	2018	2017
FINANCIAL:
Total assets	$24,435,000	$15,182,000	$18,302,000	$31,378,000	$33,020,000

CANDIAN RESERVES:
Oil and liquids – barrels:
Proved Developed Reserves	636,000	530,000	529,000	693,000	413,000
Proved Undeveloped Reserves	4,000	5,000	890,000	897,000	-
Total	640,000	535,000	1,419,000	1,590,000	413,000

Natural gas – MCF*:
Proved Developed Reserves	2,913,000	2,310,000	1,900,000	2,399,000	3,005,000
Proved Undeveloped Reserves	-	-	2,620,000	2,656,000	-
Total	2,913,000	2,310,000	4,520,000	5,055,000	3,005,000

Total oil and barrel of oil
equivalent – BOE**:
Proved Developed Reserves	1,138,000	928,000	856,000	1,107,000	931,000
Proved Undeveloped Reserves	4,000	5,000	1,342,000	1,355,000	-
Total	1,142,000	933,000	2,198,000	2,462,000	931,000

*	MCF means 1,000 cubic feet
**	BOE means barrel of oil equivalent at the rate of 5.8 MCF per Bbl of oil or NGL

Reserves are calculated by an independent engineering firm based on SEC constant pricing.

TO OUR SHAREHOLDERS:

We are pleased to report that Barnwell returned to profitability in fiscal 2021. We overcame the challenges of the COVID-19 pandemic and low commodity prices and firmly believe that the decisions by our Board of Directors and management over the last few years position us for a strong future.

For fiscal 2021, we reported net earnings of $6,253,000, our best year since 2008 and achieved greatly improved operating results, revenues and cash flows through December 31, 2021. We reported a profit of $1,073,000 for the three months ended December 31, 2021 and our outlook for fiscal 2022 continues to be strong as oil prices continue to strengthen.

Fiscal 2021 saw the accomplishment of several objectives of the Company, including the sale of our office condominium in Honolulu, Hawaii for $2 million, the implementation of an at-the-market equity financing, which resulted in the Company selling 1,167,987 shares of common stock for net proceeds of $3,784,000. In addition, the Company terminated a post-retirement medical benefit plan generating non-cash income for the Company during fiscal 2021. This assisted in our return to compliance with the NYSE American listing requirements and, further, as a result of our profitability and improved cashflow, the removal of a going concern caveat from our financial statements.

Our Canadian operations showed strong results throughout fiscal 2021, with $10,254,000 in oil and gas revenue for fiscal 2021 as compared to $6,693,000 for fiscal 2020. For the quarter ended December 31, 2021, our first quarter of fiscal 2022, oil and gas revenues were $3,920,000, more than doubling our first quarter oil and gas revenues of fiscal 2021. Our Twining property, acquired in 2018, is contributing significantly to these improved results. The initial well drilled in January 2019 continues to produce 110 barrels of oil per day, with virtually no decline. This well reached payout within two years of being drilled, despite the low commodities prices encountered throughout calendar year 2020. In December 2021, we participated in the drilling of three new wells at Twining; one well 100% owned by Barnwell and two wells in partnership with Pine Cliff Energy Ltd., a larger Canadian public company with whom we are a partner in the Twining area. The initial results of one of the Pine Cliff wells indicates oil production in excess of 400 barrels per day. At the time of writing this letter, the other two wells are just coming on line and results will be reported in future financial statements and press releases.

In January 2022, the Company acquired additional working interests in our core Twining property for approximately $1,250,000; those interests are currently generating daily production of approximately 65 barrels of oil, 10 barrels of natural gas liquids and 170 MCF of natural gas. During fiscal 2021, the Company began recognizing revenue from the investment it made as a passive partner in oil and gas development properties in Oklahoma.

The land division saw eight lots sold during fiscal 2021 which resulted in the Company recognizing $5,793,000 in equity in income of affiliates and receiving over $6 million in net cash distributions from the land partnerships, including a $459,000 preferred return. In our first quarter of fiscal 2022, three lots were sold by the Kukio resort development partnerships at Kaupulehu and the Company received $600,000 in percentage of sales payments and $1,075,000 in net cash distributions. Two additional lots closed in early March 2022, leaving only 4 unsold developer lots in Increment I, although resale activity and the sale of memberships will continue to produce revenues from our interest in that project. This recent sales activity will be reflected in our results for the quarter ending March 31, 2022.

1100 Alakea Street • Suite 500 • Honolulu, Hawaii 96813 • Telephone (808) 531-8400 • Fax (808) 531-7181

Peter O’Malley, Chairman of the Board, comments that “Management and the Board have successfully navigated the vicissitudes of the Covid pandemic while shedding non-core assets, deploying capital in a multi-well program in the Lower 48, engaging in new stable business lines while effecting cost cutting strategies.”

As of December 31, 2021, the end of our first quarter of fiscal 2022, the Company had $10,676,000 in working capital, including $12,142,000 in cash and cash equivalents. This demonstrates a significant improvement in our liquidity, as compared to cash of $5,334,000 at December 31, 2020. Other than a $47,000 Canadian Covid-related loan facility and long-term oil and gas abandonment liabilities, the Company has no long term debt. The strong balance sheet and prudent management of our core assets allowed us to regain profitability and navigate through a very challenging period.

Alexander C. Kinzler, Chief Executive Officer and President, comments that “Over the past few years, management has labored to re-position the expense structure of the Company, focus on our core competencies in local real estate and Canadian oil and gas, and continue to build a substantial cash position which we will use to increase shareholder value. The current WTI oil price exceeds $100 per barrel and with significant new production coming online during our fiscal second quarter of 2022, we anticipate continued strong results and further reinvestment in the Twining property.”

On behalf of the Board of Directors of Barnwell Industries, Inc., we thank you, our shareholders, for your support.

For the Board of Directors,

Peter J. O’Malley Chairman of the Board	Alexander C. Kinzle Chief Executive Officer, President and Director

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5103

BARNWELL INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	72-0496921
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 Alakea Street, Suite 500, Honolulu, Hawaii	96813-2840
(Address of principal executive offices)	(Zip code)
Registrant’s telephone number, including area code:	(808) 531-8400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.50 par value	BRN	NYSE American

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting common stock held by non-affiliates of the registrant, computed by reference to the closing price of a share of common stock on March 31, 2021 (the last business day of the registrant’s most recently completed second fiscal quarter) was $9,903,000.

As of December 10, 2021 there were 9,445,625 shares of common stock outstanding.

Documents Incorporated by Reference

1.	Proxy statement, to be forwarded to stockholders on or about January 14, 2022, is incorporated by reference in Part III hereof.

GLOSSARY OF TERMS

Defined below are certain terms used in this Form 10-K:

Terms		Definitions
AER	-	Alberta Energy Regulator
ARO	-	Asset retirement obligation
ASC	-	Accounting Standards Codification
ASU	-	Accounting Standards Update
Barnwell of Canada	-	Barnwell of Canada, Limited
Bbl(s)	-	stock tank barrel(s) of oil equivalent to 42 U.S. gallons
Boe	-	barrel of oil equivalent at the rate of 5.8 Mcf per Bbl of oil or NGL
FASB	-	Financial Accounting Standards Board
GAAP	-	U.S. generally accepted accounting principles
Gross	-	Total number of acres or wells in which Barnwell owns an interest; includes interests owned of record by Barnwell and, in addition, the portion(s) owned by others; for example, a 50% interest in a 320 acre lease represents 320 gross acres and a 50% interest in a well represents 1 gross well. In the context of production volumes, gross represents amounts before deduction of the royalty share due others.
InSite	-	InSite Petroleum Consultants Ltd.
KD I	-	KD Acquisition, LLLP, formerly known as WB KD Acquisition, LLC
KD II	-	KD Acquisition II, LP, formerly known as WB KD Acquisition, II, LLC
KD Development		KD Development, LLC
KD Kona	-	KD Kona 2013 LLLP
KKM Makai	-	KKM Makai, LLLP
Kukio Resort Land	-	The following partnerships in which Barnwell owns non-controlling interest:
Development		KD Kukio Resorts, LLLP (“KD Kukio Resorts”)
Partnerships		KD Maniniowali, LLLP (“KD Maniniowali”)
KD Kaupulehu, LLLP, which consists of KD I and KD II (“KDK”)
LGX	-	LGX Oil & Gas Ltd.
LLR	-	Licensee Liability Rating
LMR	-	Liability Management Ratio
MBbls	-	thousands of barrels of oil
Mcf	-	one thousand cubic feet of natural gas at 14.65 pounds per square inch absolute and 60 degrees Fahrenheit
Mcfe	-	Mcf equivalent at the rate of 1 Bbl = 5.8 Mcf
MMcf	-	one million cubic feet of natural gas
Net	-	Barnwell’s aggregate interest in the total acres or wells; for example, a 50% interest in a 320 acre lease represents 160 net acres and a 50% interest in a well represents 0.5 net well. In the context of production volumes, net represents amounts after deduction of the royalty share due others.
NGL(s)	-	natural gas liquid(s)
Octavian Oil	-	Octavian Oil, Ltd.
OPEC	-	Organization of the Petroleum Exporting Countries
OWA		Orphan Well Association
SEC	-	United States Securities and Exchange Commission
VIE	-	Variable interest entity
Water Resources	-	Water Resources International, Inc.
WIP		Working Interest Partners

PART I

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION
FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Form 10-K, and the documents incorporated herein by reference, contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is one which is based on current expectations of future events or conditions and does not relate to historical or current facts. These statements include various estimates, forecasts, projections of Barnwell Industries, Inc.’s (referred to herein together with its majority-owned subsidiaries as “Barnwell,” “we,” “our,” “us” or the “Company”) future performance, statements of Barnwell’s plans and objectives and other similar statements. All such statements we make are forward-looking statements made under the safe harbor of the PSLRA, except to the extent such statements relate to the operations of a partnership or limited liability company. Forward-looking statements include phrases such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “predicts,” “estimates,” “assumes,” “projects,” “may,” “will,” “will be,” “should,” or similar expressions. Although Barnwell believes that its current expectations are based on reasonable assumptions, it cannot assure that the expectations contained in such forward-looking statements will be achieved. Forward-looking statements involve risks, uncertainties and assumptions which could cause actual results to differ materially from those contained in such statements. Investors should not place undue reliance on these forward-looking statements, as they speak only as of the date of filing of this Form 10-K, and Barnwell expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statements contained herein.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are domestic and international general economic conditions, such as recessionary trends and inflation; domestic and international political, legislative, economic, regulatory and legal actions, including changes in the policies of the Organization of the Petroleum Exporting Countries or other developments involving or affecting oil and natural gas producing countries; military conflict, embargoes, internal instability or actions or reactions of the governments of the United States and/or Canada in anticipation of or in response to such developments; interest costs, restrictions on production, restrictions on imports and exports in both the United States and Canada, the maintenance of specified reserves, tax increases and retroactive tax claims, royalty increases, expropriation of property, cancellation of contract rights, environmental protection controls, environmental compliance requirements and laws pertaining to workers’ health and safety; the condition of Hawaii’s real estate market, including the level of real estate activity and prices, the demand for new housing and second homes on the island of Hawaii, the rate of increase in the cost of building materials and labor, the introduction of building code modifications, changes to zoning laws, the condition of Hawaii’s tourism industry and the level of confidence in Hawaii’s economy; levels of land development activity in Hawaii; levels of demand for water well drilling and pump installation in Hawaii; the potential liability resulting from pending or future litigation; the Company’s acquisition or disposition of assets; the effects of changed accounting rules under GAAP promulgated by rule-setting bodies; and the factors set forth under the heading “Risk Factors” in this Form 10-K, in other portions of this Form 10-K, in the Notes to Consolidated Financial Statements, and in other documents filed by Barnwell with the SEC. In addition, unpredictable or unknown factors not discussed in this report could also cause actual results to materially and adversely differ from those discussed in the forward-looking statements.

Unless otherwise indicated, all references to “dollars” in this Form 10-K are to United States dollars.

ITEM 1.	BUSINESS

Overview

Barnwell was incorporated in Delaware in 1956 and fiscal 2021 represented Barnwell’s 65th year of operations. Barnwell operates in the following three principal business segments:

•	Oil and Natural Gas Segment - Barnwell engages in oil and natural gas development, production, acquisitions and sales in Canada and in the U.S. state of Oklahoma.

•	Land Investment Segment - Barnwell invests in land interests in Hawaii.

•	Contract Drilling Segment - Barnwell provides well drilling services and water pumping system installation and repairs in Hawaii.

Oil and Natural Gas Segment

Overview

Barnwell acquires and develops crude oil and natural gas assets in the province of Alberta, Canada via two corporate entities, Barnwell of Canada and Octavian Oil. Barnwell of Canada is a U.S. incorporated company that has been active in Canada for over 50 years, primarily as a non-operator participating in exploration projects operated by others. Octavian Oil is a Canadian company incorporated in 2016 to achieve growth through the acquisition of crude oil reserves and development of those reserves. Additionally, through its wholly-owned subsidiary BOK Drilling, LLC (“BOK”), established in February 2021, Barnwell is indirectly involved in oil and natural gas investments in Oklahoma.

Strategy

Barnwell’s oil and natural gas assets are currently managed as two categories, Twining and non-operated, based on their differing attributes and strategies.

Twining consists of the Company-owned assets in the Twining field that were purchased in 2018. These assets are characterized by being mostly low decline oil wells that the Company operates that we believe have development opportunities. Due to the lower decline rates in the field, Twining requires a lower capital investment to maintain production levels. This lower capital requirement along with the fact that the land is largely held indefinitely, means development drilling can be done when higher commodity prices support it. Since Barnwell’s entry into the Twining property in August 2018, the development methods in the area have evolved to include longer horizontal wells with multi-stage sand fracs. Barnwell invested approximately $2,400,000 and drilled its first well of this type in November 2019, and it is currently producing 90 Bbls of oil and 81 Boe of natural gas and NGL per day and has made cumulative production of 68,000 Boe since initial production. Barnwell continues to work to improve the operational efficiency of the Twining property and, if possible, to expand our land position and level of influence in the Twining area.

The non-operated category consists of the Company’s Canadian oil and natural gas assets not in the Twining area, as well as the new U.S. wells in Oklahoma. The Canadian non-operated assets are located throughout Alberta, Canada, and produce shallow gas and conventional oil from a variety of pools. These non-operated Canadian assets have been accumulated over decades of Barnwell activity. Barnwell continues to evaluate opportunities to either divest the legacy Canadian assets, or add to them depending on technical and economic evaluations. The majority of the Canadian assets have been up for sale on and off since January 2019, but COVID-19 and the resulting oil price collapse resulted in no reasonable offers being received. However, in April 2021, the Company re-initiated marketing for the sale of these assets and sold some properties.

In Oklahoma, the Company commenced participation in an eight-well drilling program with non-operated working interests for seven wells varying from 1.2% to 4.2% and a minor overriding royalty interest, 0.07%, in one well. Additional drilling opportunities in the U.S. are being investigated, however no definitive plans have yet been developed.

At September 30, 2021, Barnwell’s Canadian reserves were approximately 64% operated and 56% conventional oil and natural gas liquids and 44% natural gas. Proved oil and natural gas reserves located in the United States were not significant at September 30, 2021, as most of the wells drilled were still undergoing evaluation. At September 30, 2020, Barnwell’s reserves were approximately 48% operated and 57% conventional oil and natural gas liquids and 43% natural gas.

Operations

All acquisitions, operational and developmental activities in the Twining area are the responsibility of the President and Chief Operating Officer of Octavian Oil with approvals for major expenditures secured from Barnwell’s executive management and the Board of Directors.

Our oil and natural gas segment revenues, profitability, and future rate of growth are dependent upon oil and natural gas prices and the Company’s ability to use its current cash, obtain external financing or generate sufficient cash flows to fund the development of our reserves. The industry has experienced a period of low oil and natural gas prices that have negatively impacted our past operating results, cash flows and liquidity. Credit and capital markets for oil and natural gas companies have been negatively affected as well, resulting in a decline in sources of financing as compared to previous years. Oil and natural gas prices have recovered significantly from the prior year which could improve sources of external finances.

Natural gas prices are typically higher in the winter than at other times due to increased heating demand. Oil prices are also subject to seasonal fluctuations, but to a lesser degree. Oil and natural gas unit sales are based on the quantity produced from the properties by the properties’ operator. Prices received in Canada have also been negatively impacted by the lack of export pipeline capacity.

In August 2018, Barnwell completed the acquisition of interests in oil and natural gas properties located in the Twining area of Alberta, Canada, from an independent third party. The purchase price per the agreement was $10,362,000, which took into account estimated customary purchase price adjustments to reflect the economic activity from the effective date of July 1, 2018 to the closing date. The final determination of the customary adjustments to the purchase price resulted in a $172,000 reduction in the purchase price in the year ended September 30, 2019, bringing the final purchase price to $10,190,000. Barnwell also assumed $3,076,000 in asset retirement obligations associated with the Twining acquisition. This acquisition represented a significant step in Barnwell’s long-term strategy to transform its Canadian operations to having almost exclusively conventional light and medium oil assets. This was a strategic purchase by the Company of what is now its largest oil and natural gas property.

At September 30, 2020, Barnwell reported no proved undeveloped reserves related to Twining as oil prices fell significantly in the second quarter of fiscal 2020 making the drilling of proved undeveloped reserves uneconomic and as a result, the Company suspended its development of proved undeveloped reserves in the Twining area.

The Company currently is planning to drill a new 100% working interest, operated horizontal well in the Twining area in the first half of fiscal 2022. Additionally, the Company is participating in the drilling of 2.0 gross (0.6 net) non-operated horizontal wells in the area over the same period. The results of these wells will help determine the quality and pace of future development.

As stated above, the Company commenced participation in an eight-well drilling program in Oklahoma with non-operated working interests in seven wells varying from 1.2% to 4.2% and a minor overriding royalty interest, 0.07%, in one well. One well began production in late May 2021 and the Company’s share of net production, after royalties, from this well was 1,000 barrels of oil, 4,000 MCF of natural gas and 1,000 barrels of natural gas liquids through September 30, 2021. The remaining wells started production in September 2021.

Preparation of Reserve Estimates

Barnwell’s Canadian reserves are estimated by our independent petroleum reserve engineers, InSite, in accordance with generally accepted petroleum engineering and evaluation principles and techniques and rules and regulations of the SEC. All information with respect to the Company’s Canadian reserves in this Form 10-K is derived from the report of InSite. A copy of the report issued by InSite is filed with this Form 10-K as Exhibit 99.1.

The preparation of data used by the independent petroleum reserve engineers to compile our oil and natural gas reserve estimates was completed in accordance with various internal control procedures which include verification of data input into reserves evaluation software, reconciliations and reviews of data provided to the independent petroleum reserve engineers to ensure completeness, and management review controls, including an independent internal review of the final reserve report for completeness and accuracy.

Barnwell has a Reserves Committee consisting of three independent directors. The Reserves Committee was established to ensure the independence of the Company’s petroleum reserve engineers. The Reserves Committee is responsible for reviewing the annual reserve evaluation report prepared by the independent petroleum reserve engineering firm and ensuring that the reserves are reported fairly in a manner consistent with applicable standards. The Reserves Committee meets annually to discuss reserve issues and policies and to meet with Company personnel and the independent petroleum reserve engineers.

Barnwell of Canada’s President and Chief Operating Officer is a professional engineer with over 25 years of relevant experience in the oil and natural gas industry in Canada and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

Reserves

The amounts set forth in the following table, based on InSite’s evaluation of our reserves, summarize our estimated proved reserves of oil (including natural gas liquids) and natural gas as of September 30, 2021, for all properties located in Canada in which Barnwell has an interest. Proved oil and natural gas reserves located in the United States are not yet significant and are therefore not included in the table below. All of our oil and natural gas reserves are based on constant dollar price and cost assumptions. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and natural gas properties. Accordingly, these estimates are expected to change as future information becomes available. Proved oil and natural gas reserves are the estimated quantities of oil and natural gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions (i.e., prices and costs) existing at the time the estimate is made. Proved developed oil and natural gas reserves are proved reserves that can be expected to be recovered through existing wells and equipment in place and under operating methods being utilized at the time the estimates were made. No estimates of total proved net oil or natural gas reserves have been filed with, or included in reports to, any federal authority or agency, other than the SEC, since October 1, 2020.

	As of September 30, 2021
	Estimated Net Proved Developed Reserves	Estimated Net Proved Undeveloped Reserves	Estimated Net Proved Reserves
Oil, including natural gas liquids (Bbls)	636,000	4,000	640,000
Natural gas (Mcf)	2,913,000	—	2,913,000
Total (Boe)	1,138,000	4,000	1,142,000

During fiscal 2021, Barnwell’s total net proved developed reserves of oil and natural gas liquids increased by 106,000 Bbls (20%) and total net proved developed reserves of natural gas increased by 603,000 Mcf (26%), for a combined increase of 210,000 Boe (23%). The increase in natural gas reserves were primarily the result of higher oil and gas prices resulting in positive revisions in the current year period.

The following table sets forth Barnwell’s Canadian oil and natural gas net reserves at September 30, 2021, by property name, based on information prepared by InSite, as well as net production and net revenues by property name for the year ended September 30, 2021. The reserve data in this table is based on constant dollars where reserve estimates are based on sales prices, costs and statutory tax rates in existence at September 30, 2021, the date of the projection.

	As of September 30, 2021				For the year ended September 30, 2021
	Net Proved		Net Proved
	Producing Reserves		Reserves		Net Production		Net Revenues
	Oil &		Oil &		Oil &
	NGL	Gas	NGL	Gas	NGL	Gas
Property Name	(MBbls)	(MMcf)	(MBbls)	(MMcf)	(MBbls)	(MMcf)	Oil & NGL	Gas
Bonanza/Balsam	22	12	30	28	6	5	$276,000	$9,000
Hillsdown	—	—	—	—	2	18	76,000	44,000
Kaybob	36	122	36	122	5	19	233,000	54,000
Medicine River	61	510	61	510	7	21	236,000	56,000
Spirit River	—	—	—	—	8	44	345,000	107,000
Thornbury	—	471	—	471	—	72	—	155,000
Twining	408	1,516	461	1,719	118	456	5,931,000	1,289,000
Wood River	52	60	52	60	22	18	1,116,000	59,000
Other properties	—	2	—	3	1	37	64,000	86,000
Canada Total	579	2,693	640	2,913	169	690	$8,277,000	$1,859,000

Net proved reserves that are attributable to existing producing wells are primarily determined using decline curve analysis and rate transient analysis, which incorporates the principles of hydrocarbon flow. Net proved reserves attributable to producing wells with limited production history and for undeveloped locations are estimated using performance from analogous wells in the surrounding area and geologic data to assess the reservoir continuity. Technologies relied on to establish reasonable certainty of economic producibility include electrical logs, radioactivity logs, core analyses, geologic maps and available production data, seismic data and well test data.

Standardized Measure of Discounted Future Net Cash Flows

The following table sets forth Barnwell’s “Estimated Future Net Revenues” from total proved oil, natural gas and natural gas liquids reserves and the present value of Barnwell’s “Estimated Future Net Revenues” (discounted at 10%) as of September 30, 2021. Estimated future net revenues for total proved reserves are net of estimated future expenditures of developing and producing the proved reserves, and assume the continuation of existing economic conditions. Net revenues have been calculated using the average first-day-of-the-month price during the 12-month period ending as of the balance sheet date and current costs, after deducting all royalties, operating costs, future estimated capital expenditures (including abandonment costs), and income taxes. The amounts below include future cash flows from reserves that are currently proved undeveloped reserves and do not deduct general and administrative or interest expenses. Proved oil, natural gas and natural gas liquids reserves located in the United States are not significant and are therefore not included in the table below.

Year ending September 30,
2022	$2,440,000
2023	1,795,000
2024	859,000
Thereafter	(10,047,000)
Undiscounted future net cash flows, after income taxes	$(4,953,000)

Standardized measure of discounted future net cash flows	$2,645,000 *

*    This amount does not purport to represent, nor should it be interpreted as, the fair value of Barnwell’s oil and natural gas reserves. An estimate of fair value would also consider, among other items, the value of Barnwell’s undeveloped land position, the recovery of reserves not presently classified as proved, anticipated future changes in oil and natural gas prices (these amounts were based on a natural gas price of $2.23 per Mcf and an oil price of $49.73 per Bbl) and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

Barnwell has included all abandonment, decommissioning and reclamation costs and inactive well costs in accordance with best practice recommendations into the Company’s reserve reports.

Oil and Natural Gas Production

The following table summarizes (a) Barnwell’s net production for the last three fiscal years, based on sales of natural gas, oil and natural gas liquids, from all wells in which Barnwell has or had an interest, and (b) the average sales prices and average production costs for such production during the same periods. Production amounts reported are net of royalties. Barnwell’s net production in fiscal 2021 was derived primarily in Alberta, Canada and to a lesser extent in Oklahoma. All of Barnwell’s net production in fiscal 2020 and 2019 was derived in Alberta, Canada. For a discussion regarding our total annual production volumes, average sales prices, and related production costs, see Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year ended September 30,
	2021	2020	2019
Annual net production:
Natural gas (Mcf)	694,000	649,000	628,000
Oil (Bbls)	147,000	153,000	123,000
Natural gas liquids (Bbls)	24,000	21,000	18,000
Total (Boe)	291,000	286,000	250,000
Total (Mcfe)	1,685,000	1,658,000	1,446,000
Annual average sales price per unit of production:
Mcf of natural gas*	$2.62	$1.64	$1.15
Bbl of oil**	$51.74	$33.85	$41.84
Bbl of natural gas liquids**	$31.92	$17.16	$25.84
Annual average production cost per Boe produced***	$22.40	$16.79	$20.64
Annual average production cost per Mcfe produced***	$3.86	$2.89	$3.56

*	Calculated on revenues net of pipeline charges before royalty expense divided by gross production.

**	Calculated on revenues before royalty expense divided by gross production.

*** Calculated on production costs, excluding natural gas pipeline charges, divided by the combined total production of natural gas liquids, oil and natural gas.

Capital Expenditures and Acquisitions

Barnwell invested $2,217,000 in oil and natural gas properties during fiscal 2021, including accrued capital expenditures and acquisitions of oil and natural gas properties and excluding additions and revisions to estimated asset retirement obligations. Barnwell’s capital expenditures were mostly for the acquisition of additional working interests in several wells and equipment in the Twining area and the drilling of wells in Oklahoma that began in the third quarter of fiscal 2021.

Barnwell invested $3,151,000 in oil and natural gas properties during fiscal 2020, including accrued capital expenditures and acquisitions of oil and natural gas properties and excluding additions and revisions to estimated asset retirement obligations. Barnwell’s capital expenditures were mostly due to the Twining horizontal development well drilled in the first quarter of fiscal 2020 which amounted to approximately $2,400,000 and the participation in one gross (0.3 net) development well in the Spirit River area that was drilled in fiscal 2019 and completed in fiscal 2020 where approximately $670,000 in capital expenditures was incurred in fiscal 2020. There were no significant amounts paid for oil and natural gas property acquisitions during fiscal 2020.

Well Drilling Activities

The Company participated in the drilling of seven gross (0.20 net) non-operated wells in Oklahoma during the year ended September 30, 2021. Capital expenditures incurred by the Company for these Oklahoma wells totaled $1,178,000 for the year ended September 30, 2021. One gross (0.04 net) well was completed, the well began flowback production in late May 2021 and the Company’s share of net production, after royalties, from this well was 1,000 barrels of oil, 4,000 MCF of natural gas and 1,000 barrels of natural gas liquids through September 30, 2021. The remaining six gross (0.16 net) wells were all producing in October 2021.

The Company did not drill or participate in the drilling of wells in Canada during the year ended September 30, 2021. Drilling opportunities in the Company’s core Twining area are being investigated for potential investment in the forthcoming months.

In fiscal 2020, Barnwell drilled one gross (1.0 net) horizontal development well in the Twining area. This well was successful and started producing in January 2020 and was temporarily shut-in from mid-April 2020 to mid-May 2020 due to decreased oil prices. This well contributed approximately 15,900 barrels of net oil production from January through September 2020, representing 10% total net oil production for fiscal 2020. In fiscal 2021, this well contributed approximately 34,200 barrels of net oil production, representing 23% total net oil production.

Producing Wells

As of September 30, 2021, Barnwell had interests in 139 gross (49.7 net) producing wells in Alberta, Canada, of which 82 gross (42.0 net) were oil wells and 57 gross (7.7 net) were natural gas wells.

As of September 30, 2021, Barnwell had interests in seven gross (0.20 net) producing oil wells in Oklahoma.

Developed Acreage and Undeveloped Acreage

The following table sets forth the gross and net acres of both developed and undeveloped oil and natural gas leases in Canada which Barnwell held as of September 30, 2021. Proved oil and natural gas reserves located in the United States are not significant and are therefore not included in the table below.

	Developed Acreage*		Undeveloped Acreage*		Total
Location	Gross	Net	Gross	Net	Gross	Net
Canada	156,980	32,400	36,230	8,730	193,210	41,130

*    “Developed Acreage” includes the acres covered by leases upon which there are one or more producing wells. “Undeveloped Acreage” includes acres covered by leases upon which there are no producing wells and which are maintained by the payment of delay rentals or the commencement of drilling thereon.

Eighty-five percent of Barnwell’s undeveloped acreage is not subject to expiration at September 30, 2021. Fifteen percent of Barnwell’s leasehold interests in undeveloped acreage is subject to expiration and expire over the next five fiscal years, if not developed, as follows: 6% expire during fiscal 2022; 7% expire during fiscal 2023; no expirations during fiscal 2024 and fiscal 2025; and 2% expire during fiscal 2026. There can be no assurance that Barnwell will be successful in renewing its leasehold interests in the event of expiration.

Much of the undeveloped acreage is at non-operated properties over which we do not have control, and the value of such acreage is not estimated to be significant at current commodity prices. Barnwell’s undeveloped acreage includes a significant concentration in the Twining area (2,164 net acres).

Marketing of Oil and Natural Gas

Barnwell sells its oil, natural gas, and natural gas liquids production, including under short-term contracts between itself and two main oil marketers, one natural gas purchaser, and one natural gas liquids marketer. The prices received are freely negotiated between buyers and sellers and are determined from transparent posted prices adjusted for quality and transportation differentials. In fiscal 2021, over 80% of Barnwell’s oil and natural gas revenues were from products sold at spot prices. Barnwell does not use derivative instruments to manage price risk.

In fiscal 2021 and 2020, Barnwell took most of its oil, natural gas liquids and natural gas “in kind” where Barnwell markets the products instead of having the operator of a producing property market the products on Barnwell’s behalf. We sell oil, natural gas and natural gas liquids to a variety of energy marketing companies. Because our products are commodities for which there are numerous marketers, we are not dependent upon one purchaser or a small group of purchasers. Accordingly, the loss of any single purchaser would not materially affect our revenues.

Governmental Regulation

The jurisdictions in which the oil and natural gas properties of Barnwell are located have regulatory provisions relating to permits for the drilling of wells, the spacing of wells, the prevention of oil and natural gas waste, allowable rates of production, environmental protection, and other matters. The amount of oil and natural gas produced is subject to control by regulatory agencies in each province. The province of Alberta and the Government of Canada also monitor the volume of natural gas that may be removed from the province and the conditions of removal; currently all our natural gas is sold within Alberta.

All of Barnwell’s Canadian gross revenues were derived from properties located within Alberta, which charges oil and natural gas producers a royalty for production within the province. Provincial royalties are calculated as a percentage of revenue and vary depending on production volumes, selling prices and the date of discovery. Barnwell also pays gross overriding royalties and leasehold royalties on a portion of its oil and natural gas sales to parties other than the province of Alberta.

In January 2016, the Alberta Royalty Panel recommended a new modernized Alberta royalty framework which applies to wells drilled on or after January 1, 2017. The previous royalty framework will continue to apply to wells drilled prior to January 1, 2017 for a period of ten years, after which they will fall under the current royalty framework. Under the current royalty framework the same royalty calculation applies to both oil and natural gas wells, whereas the previous royalty framework had different royalties applicable to each category, and royalties are determined on a revenue minus cost basis where producers pay a flat royalty rate of 5% of gross revenues until a well reaches payout after which an increased post-payout royalty applies. Post payout royalties vary with commodity prices and are adjusted down for cost increases as wells age.

In fiscal 2021 and 2020, 45% and 44%, respectively, of royalties related to Alberta government charges, and 55% and 56%, respectively, of royalties related to freehold, override and other charges which are not directly affected by the Alberta royalty framework.

In fiscal 2021, the weighted-average royalty rate paid on all of Barnwell’s natural gas was 8%, and the weighted-average royalty rate paid on oil was 12%.

Barnwell’s oil and natural gas segment is currently subject to the provisions of the AER’s LLR program. Under the LLR program the AER calculates a LMR for a company based on the ratio of the company’s deemed assets over its deemed liabilities relating to wells and facilities for which the company is the licensed operator. The LMR assessment is designed to assess a company’s ability to address its suspension, abandonment, remediation, and reclamation liabilities. The value of the deemed assets is based on each well’s most recent twelve months of production and a rolling three-year average industry netback as determined by the AER annually. The AER has not recalculated the three-year average industry netback since March 2015 making the current value a premium to what most producers have been realizing. A recalculation of the value using current industry netback values would likely have a negative impact on our LMR. Companies with an LMR less than 1.0 are required to deposit funds with the AER to cover future deemed liabilities. At September 30, 2021, the Company had sufficient deemed asset value that no security deposit was due. The current liability framework is under revision by the AER. A percentage-based retirement framework is expected to be introduced, but further details are unknown at this time.

In September 2019, the AER issued an abandonment/closure order for all wells and facilities in the Manyberries area which had been largely operated by LGX, an operating company that went into receivership in 2016. The estimated asset retirement obligation for the Company’s interest in the wells and facilities in the Manyberries area is included in “Asset retirement obligation” in the Consolidated Balance Sheets. Many 100% LGX-owned wells are to be reclaimed by the OWA. However, as next largest interest holder in 82 wells and 7 facilities formerly operated by LGX, averaging 11%, the Company is required to take care and custody of those properties and to coordinate their closure.

In November 2019, in response to the AER order, the Company submitted its proposed plan to abandon the Manyberries wells and facilities in an orderly fashion over a ten-year period. This area has unique access issues as a result of an Emergency Protection Order to protect the Sage Grouse under the Canadian Government’s Species at Risk Act. Access is limited to a window of mid-September to the end of November each year. The plan that the Company submitted began in October 2019 with field inspections, securing wells, and equipment inventory and the plan included further field activity beginning in the fall of 2020, our fiscal 2021 first quarter, which has been initiated and initially involves removal and salvage of the surface equipment; these costs are estimated to be minimal due in part to the salvage value of the equipment. Beyond fiscal 2021, the Company proposed and intends to perform seven to ten well abandonments per year over an estimated ten-year period as well as abandon the facilities in that time period.

Recently, the OWA created a WIP program for specific areas where there are a significant number of orphaned wells to abandon. The OWA has the ability and expertise to abandon wells using its internal resources and network of service providers resulting in efficiencies that companies such as Barnwell, would not be able to obtain on its own. Under the WIP program, the Company would be required to provide payment for only Barnwell’s working interest share, however, all WIP’s would have to participate in the program for the OWA to begin its work. In March 2021, the Company was notified by the OWA that Barnwell’s Manyberries wells were confirmed to be in the WIP program.

Under the new agreement with the OWA, the Company is required to pay the abandonment and reclamation costs in advance through a cash deposit. The total cash deposit amount was calculated to be approximately $1,525,000 and the Company paid $888,000 of the total deposit in July and August 2021 and will need to pay the remaining balance of $637,000 by August 2022. The Company revised its Manyberries ARO liability based on the OWA’s revised abandonment and reclamation estimates, which resulted in an increase of approximately $213,000 in the current year. The increase in the ARO liability was a result of higher reclamation and remediation costs than anticipated, partially offset by lower abandonment estimates. Based on a review of the details of the cash deposit calculation provided by the OWA, which includes amounts added for possible contingencies, the Company believes the required cash deposit amount by the OWA is higher than the actual costs of the asset retirement obligation for the Manyberries wells and that any excess of the deposit over actual asset retirement costs for the first phase of the work would be credited toward the second phase of the work. A remaining excess deposit, if any, would ultimately be refunded to the Company upon completion of all of the work.

Over the past five years, the Company has worked to reduce its abandonment and reclamation obligations associated with its oil and natural gas segment, both by divesting low-productivity assets and actively closing wells and sites. Sixteen Barnwell operated sites have been certified as fully reclaimed or exempt since 2016. To aid in this regard, and as a stimulus response to the COVID-19 pandemic, the Canadian Federal Government created and funded the Alberta-administered Site Rehabilitation Program (“SRP”) in spring 2020. The SRP has been designed to reduce oil and gas industry liabilities by funding vendors who perform closure work. In partnership with its vendors, Barnwell-operated sites have received $303,000 in net funding to date, to be directed to ARO reduction activities. Barnwell has further benefited from grants allocated to its non-operated property partners amounting to $114,000.

The Company began participating in non-operated oil and natural gas investments in Oklahoma in fiscal 2021, however such operations were not significant as they were only in the initial stages of development and production.

Competition

Barnwell competes in the sale of oil and natural gas on the basis of price and on the ability to deliver products. The oil and natural gas industry is intensely competitive in all phases, including the acquisition and development of new production and reserves and the acquisition of equipment and labor necessary to conduct drilling activities. The competition comes from numerous major oil companies as well as numerous other independent operators. There is also competition between the oil and natural gas industry and other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers. Barnwell is a minor participant in the industry and competes in its oil and natural gas activities with many other companies having far greater financial, technical and other resources.

Land Investment Segment

Overview

Barnwell owns a 77.6% interest in Kaupulehu Developments, a Hawaii general partnership (“Kaupulehu Developments”) that has the right to receive payments from KD I and KD II resulting from the sale of lots and/or residential units by KD I and KD II within the approximately 870 acres of the Kaupulehu Lot 4A area in two increments (“Increment I” and “Increment II”), located approximately six miles north of the Kona International Airport in the North Kona District of the island of Hawaii. Kaupulehu Developments also holds an interest in approximately 1,000 acres of vacant leasehold land zoned conservation located adjacent to Lot 4A under a lease that terminates in December 2025, which currently has no development potential without both a development agreement with the lessor and zoning reclassification.

Barnwell, through two limited liability limited partnerships, KD Kona and KKM Makai (“KKM”), holds a non-controlling ownership interest in the Kukio Resort Land Development Partnerships comprised of KD Kukio Resorts, KD Maniniowali, and KDK. The Kukio Resort Land Development Partnerships own certain real estate and development rights interests in the Kukio, Maniniowali and Kaupulehu portions of Kukio Resort, a private residential community on the Kona coast of the island of Hawaii, as well as Kukio Resort’s real estate sales office operations. KDK holds interests in KD I and KD II. KD I is the developer of Increment I, and KD II is the developer of Increment II. Barnwell’s ownership interests in the Kukio Resort Land Development Partnerships are accounted for using the equity method of accounting.

Operations

In the 1980s, Kaupulehu Developments obtained the state and county zoning changes necessary to permit development of the Four Seasons Resort Hualalai at Historic Ka`upulehu and Hualalai Golf Club, which opened in 1996, a second golf course, and single-family and multi-family residential units. These projects were developed by an unaffiliated entity on leasehold land acquired from Kaupulehu Developments.

In the 1990s and 2000s, Kaupulehu Developments obtained the state and county zoning changes necessary to permit development of single-family and multi-family residential units, a golf course and a limited commercial area on approximately 870 leasehold acres, known as Lot 4A, zoned for resort/ residential development, located adjacent to and north of the Four Seasons Resort Hualalai at Historic Ka`upulehu. In 2004 and 2006, Kaupulehu Developments sold its leasehold interest in Kaupulehu Lot 4A to KD I’s and KD II’s predecessors in interest, which was prior to Barnwell’s affiliation with KD I and KD II which commenced on November 27, 2013, the acquisition date of our ownership interest in the Kukio Resort Land Development Partnerships.

Increment I is an area of 80 single-family lots, 71 of which were sold from 2006 to 2021 and of which nine lots remain to be sold, and a beach club on the portion of the property bordering the Pacific Ocean. The purchasers of the 80 single-family lots will have the right to apply for membership in the Kuki`o Golf and Beach Club, which is located adjacent to and south of the Four Seasons Resort Hualalai at Historic Ka`upulehu. Increment II is the remaining portion of the approximately 870-acre property and is zoned for single-family and multi-family residential units and a golf course and clubhouse. Two residential lots of approximately two to three acres in size fronting the ocean were developed within Increment II and sold by KD II, and the remaining acreage within Increment II is not yet under development. It is uncertain when or if KD II will develop the other areas of Increment II, and there is no assurance with regards to the amounts of future sales from Increments I and II. The remaining 420 developable acres at Increment II are entitled for up to 350 homesites. No definitive development plans have been made by the developer of Increment II as of the date of this report.

Kaupulehu Developments is entitled to receive payments from KD I based on the following percentages of the gross receipts from KD I’s sales of single-family residential lots in Increment I: 10% of such aggregate gross proceeds greater than $100,000,000 up to $300,000,000; and 14% of such aggregate gross proceeds in excess of $300,000,000. In fiscal 2021, eight single-family lots in Increment I were sold bringing the total amount of gross proceeds from single-family lot sales through September 30, 2021 to $237,038,000.

In March 2019, KD II admitted a new development partner, Replay Kaupulehu Development, LLC (“Replay”), a party unrelated to Barnwell, in an effort to move forward with development of the remainder of Increment II at Kaupulehu. KDK and Replay hold ownership interests of 55% and 45%, respectively, of KD II and Barnwell has a 10.8% indirect non-controlling ownership interest in KD II through KDK, which is accounted for using the equity method of accounting. Barnwell continues to have an indirect 19.6% non-controlling ownership interest in KD Kukio Resorts, KD Maniniowali, and KD I.

Under the terms of the Increment II agreement with KD II, Kaupulehu Developments is entitled to 15% of the distributions of KD II, the cost of which is to be solely borne by KDK out of its 55% ownership interest in KD II, plus a priority payout of 10% of KDK’s cumulative net profits derived from Increment II sales subsequent to Phase 2A, up to a maximum of $3,000,000 as to the priority payout. Such interests are limited to distributions or net profits interests and Barnwell does not have any partnership interests in KD II or KDK through its interest in Kaupulehu Developments. The arrangement also gives Barnwell rights to three single-family residential lots in Phase 2A of Increment II, and four single-family residential lots in phases subsequent to Phase 2A when such lots are developed by KD II, all at no cost to Barnwell. Barnwell is committed to commence construction of improvements within 90 days of the transfer of the four lots in the phases subsequent to Phase 2A as a condition of the transfer of such lots. Also, in addition to Barnwell’s existing obligations to pay professional fees to certain parties based on percentages of its gross receipts, Kaupulehu Developments is also obligated to pay an amount equal to 0.72% and 0.2% of the cumulative net profits of KD II to KD Development and a pool of various individuals, respectively, all of whom are partners of KKM and are unrelated to Barnwell, in compensation for the agreement of these parties to admit the new development partner for Increment II. Such compensation will be reflected as the obligation becomes probable and the amount of the obligation can be reasonably estimated.

In fiscal 2021, the Kukio Resort Land Development Partnerships sold eight lots in Increment I and as a result of the lot sales, made cash distributions to its partners of which Barnwell received $6,011,000, after distributing $683,000 to minority interests. Of the $6,011,000 net cash distribution received from the Kukio Resort Land Development Partnerships, $459,000 represented a payment of the preferred return from KKM and was recorded as an additional equity pickup in the “Equity in income of affiliates” line item on the accompanying Consolidated Statement of Operations during the year ended September 30, 2021. See Note 4 for further discussion on the preferred return from KKM.

Competition

Barnwell’s land investment segment is subject to intense competition in all phases of its operations including the acquisition of new properties, the securing of approvals necessary for land rezoning, and the search for potential buyers of property interests presently owned. The competition comes from numerous independent land development companies and other industries involved in land investment activities. The principal factors affecting competition are the location of the project and pricing. Barnwell is a minor participant in the land development industry and competes in its land investment activities with many other entities having far greater financial and other resources.

Contract Drilling Segment

Overview

Barnwell’s wholly-owned subsidiary, Water Resources, drills water and water monitoring wells of varying depths in Hawaii, installs and repairs water pumping systems, and is the distributor for Trillium Flow Technologies, previously known as Floway, pumps and equipment in the state of Hawaii.

Operations

Water Resources owns and operates five water well drilling rigs, two pump rigs and other ancillary drilling and pump equipment. Additionally, Water Resources temporarily rents a storage facility in Honolulu, Hawaii, and leases a one acre maintenance and storage facility with 2,800 square feet of interior space in Kawaihae, Hawaii, and a one-half acre equipment storage yard in Waimea, Hawaii. Water Resources also maintains an inventory of uninstalled materials for jobs in progress and an inventory of drilling materials and pump supplies.

Water Resources currently operates in Hawaii and is not subject to seasonal fluctuations. The demand for Water Resources’ services is primarily dependent upon land development activities in Hawaii. Water Resources markets its services to land developers and government agencies, and identifies potential contracts through public notices, its officers’ involvement in the community and referrals. Contracts are usually fixed price per lineal foot drilled and are negotiated with private entities or obtained through competitive bidding with private entities or local, state and federal agencies. Contract revenues are not dependent upon the discovery of water or other similar targets, and contracts are not subject to renegotiation of profits or termination at the election of the governmental entities involved. Contracts provide for arbitration in the event of disputes.

In fiscal 2021, Water Resources started one well drilling and five pump installation and repair contracts and completed six pump and repair contracts. No well drilling contracts were completed in fiscal 2021. Of the six completed pump and repair contracts, one was started in fiscal 2019, two were started in fiscal 2020 and three were started in the current year. Fifty-six percent of well drilling and pump installation and repair jobs, representing 48% of total contract drilling revenues in fiscal 2021, have been pursuant to government contracts.

At September 30, 2021, there was a backlog of six well drilling and ten pump installation and repair contracts, of which five well drilling and nine pump installation and repair contracts were in progress as of September 30, 2021.

The approximate dollar amount of Water Resources’ backlog of firm well drilling and pump installation and repair contracts at December 1, 2021 and 2020 was as follows:

	December 1,
	2021	2020
Well drilling	$8,000,000	$4,700,000
Pump installation and repair	1,500,000	2,500,000
	$9,500,000	$7,200,000

Of the contracts in backlog at December 1, 2021, $5,900,000 is expected to be recognized in fiscal 2022, $2,436,000 pertains to a government contract that expires in 2022 and may not be extended, with the remainder to be recognized in the following fiscal year.

Competition

Water Resources competes with other drilling contractors in Hawaii, some of which use drill rigs similar to Water Resources’. These competitors are also capable of installing and repairing vertical turbine and submersible water pumping systems in Hawaii. These contractors compete actively with Water Resources for government and private contracts. Pricing is Water Resources’ major method of competition; reliability of service is also a significant factor.

Competitive pressures are expected to remain high, thus there is no assurance that the quantity or values of available or awarded jobs which occurred in fiscal 2021 will continue.

Financial Information About Industry Segments and Geographic Areas

Note 12 in the “Notes to Consolidated Financial Statements” in Item 8 contains information on our segments and geographic areas.

Employees

At December 1, 2021, Barnwell employed 36 individuals; 35 on a full time basis and 1 on a part time basis.

Environmental Costs

Barnwell is subject to extensive environmental laws and regulations. U.S. Federal and state and Canadian Federal and provincial governmental agencies issue rules and regulations and enforce laws to protect the environment which are often difficult and costly to comply with and which carry substantial penalties for failure to comply, particularly in regard to the discharge of materials into the environment. These laws, which are constantly changing, regulate the discharge of materials into the environment and maintenance of surface conditions and may require Barnwell to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites where it has a working interest.

For further information on environmental remediation, see the Contingencies section included in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to our consolidated financial statements included in Item 8, “Financial Statements and Supplementary Data.”

Available Information

We are required to file annual, quarterly and current reports and other information with the SEC. These filings are not deemed to be incorporated by reference in this report. You may read and copy any document filed by us at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov. Furthermore, we maintain an internet site at www.brninc.com. We make available on our internet website free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports as soon as practicable after we electronically file such reports with, or furnish them to, the SEC. The contents of these websites are not incorporated into this filing. Furthermore, the Company’s references to URLs for these websites are intended to be textual references only.

ITEM 1A.       RISK FACTORS

The business of Barnwell and its subsidiaries face numerous risks, including those set forth below or those described elsewhere in this Form 10-K or in Barnwell’s other filings with the SEC. The risks described below are not the only risks that Barnwell faces. If any of the following risk factors should occur, our profitability, financial condition or liquidity could be materially negatively impacted.

Entity-Wide Risks

Our business operations and financial condition have been and may continue to be materially and adversely affected by the outbreak of a novel strain of coronavirus, which resulted in the global health pandemic referred to as COVID-19.

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic and the United States and Canadian governments declared the virus a national emergency shortly thereafter. The ongoing global health crisis (including resurgences) resulting from the pandemic have, and continue to, disrupt the normal operations of many businesses, including the temporary closure or scale-back of business operations and/or the imposition of either quarantine or remote work or meeting requirements for employees, either by government order or on a voluntary basis. While the outbreak recently appeared to be trending downward, particularly as vaccination rates increased, new variants of COVID-19 continue emerging, including the highly transmissible Delta variant and the newly-discovered Omicron variant (currently a “variant of concern”), spreading throughout the U.S. and globally and causing significant uncertainty. The global economy, our markets and our business have been, and may continue to be, materially and adversely affected by COVID-19.

The COVID-19 outbreak materially and adversely affected our business operations and financial condition as a result of the deteriorating market outlook, the global economic recession and weakened liquidity. Although demand for oil and oil prices has recovered from the lows of March through May of the prior year, uncertainty regarding future oil prices has impacted and continues to impact the Company’s financial condition and outlook. While the Company’s contract drilling segment remained operational throughout fiscal 2020 and 2021 and continues to work, the continuing potential impact of COVID-19 on the health of our contract drilling segment’s crews and ability or desire for customers to continue such work is uncertain, and any discontinuation of contracts currently in backlog would result in a material adverse impact to the Company’s financial condition and outlook. Though availability of vaccines and reopening of state and local economies has improved the outlook for recovery from COVID-19’s impacts, the impact of the Delta or Omicron variant or other new, more contagious or lethal variants that may emerge, the effectiveness of COVID-19 vaccines against the Delta or Omicron variant or such other variants and the related responses by governments, including reinstated government-imposed lockdowns or other measures, cannot be predicted at this time. Both the health and economic aspects of the COVID-19 pandemic remain highly fluid and the future course of each is uncertain. We cannot foresee whether the outbreak of COVID-19 will be effectively contained on a sustained basis, nor can we predict the severity and duration of its impact. If the outbreak of COVID-19 is not effectively and timely controlled on a sustained basis going forward, our business operations and financial condition may be materially and adversely affected by factors that we cannot foresee. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial condition and results of operations.

We are subject to the Continued Listing Criteria of the NYSE American and our failure to maintain continued compliance with the listing requirements of the NYSE American exchange could result in the delisting of our common stock.

Our common stock is listed on the NYSE American. In order to maintain this listing, we must maintain certain share prices, financial and share distribution targets, including maintaining a minimum amount of stockholders’ equity and a minimum number of public stockholders. In addition to these objective standards, the NYSE American may delist the securities of any issuer if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE American inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the NYSE American’s listing requirements; if an issuer’s common stock sells at what the NYSE American considers a “low selling price” (generally trading below $0.20 per share for an extended period of time); or if any other event occurs or any condition exists which makes continued listing on the NYSE American, in its opinion, inadvisable.

On January 13, 2020, the Company received notice from the NYSE American that the Company was not in compliance with Section 1003(a)(i) and Section 1003(a)(ii) of the NYSE American Company Guide (the “Guide”), which respectively require an issuer to have (i) stockholders’ equity of $2.0 million or more if such issuer reported losses from continuing operations and/or net losses in two of its three most recent fiscal years and (ii) stockholders’ equity of $4.0 million or more if such issuer reported losses from continuing operations and/or net losses in three of its four most recent fiscal years, since we reported stockholders’ equity of $1.2 million as of September 30, 2019 and net losses in three of the last four most recent fiscal years then ended, and that the Company’s common stock could be at risk of being delisted.

In accordance with the NYSE American’s policies and procedures, we subsequently submitted a plan (the “Plan”) to the NYSE American detailing the steps we planned to take to raise our stockholders’ equity above $4.0 million and regain compliance with Section 1003(a)(i) and Section 1003(a)(ii) of the Guide. On April 2, 2020, the NYSE American notified the Company that it accepted the Plan and granted the Company an extension for its continued listing until July 13, 2021.

On July 13, 2021, the Company filed a Form 8-K report with the Securities and Exchange Commission announcing that the Company’s pro forma stockholders’ equity (unaudited) as of July 13, 2021 was projected to be above the $4.0 million required to comply with Section 1003(a)(i) and Section 1003(a)(ii) of the Guide. Accordingly, in a letter dated July 14, 2021, the NYSE American determined the Company had resolved the continued listing deficiency with respect to Section 1003(a)(i) and Section 1003(a)(ii) of the Guide and notified the Company that it had successfully regained compliance with the NYSE American continued listing standards.

Accordingly, the Company continues to be subject to the normal continued listing criteria of the NYSE American. However, if the company, within 12 months of July 14, 2021, is again determined to be below any of the continued listing standards, the NYSE American staff will examine the relationship between the two incidents of falling below continued listing standards and re-evaluate the Company’s method of financial recovery from the first incident. It will then take appropriate action, which, depending upon the circumstances, may include truncating the procedures described above or immediately initiating delisting proceedings. If the NYSE American delists our common stock, investors may face material adverse consequences, including, but not limited to, a lack of a trading market for our common stock, reduced liquidity, and an inability for us to obtain financing to fund our operations.

Stockholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through the issuance of securities.

Our Board of Directors has authority, without action or vote of the stockholders, subject to the requirements of the NYSE American (which generally require stockholder approval for any transactions which would result in the issuance of more than 20% of our then outstanding shares of common stock or voting rights representing over 20% of our then outstanding shares of stock, subject to certain exceptions, including sales in public offerings and/or sales which are undertaken at or above the greater of the book value and/or market value of the issuer’s common stock on the date the transaction is agreed to be completed), to issue all or part of the authorized but unissued shares of common stock or warrants to purchase such shares of common stock. In addition, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to market in the future. These actions would result in dilution of the ownership interests of existing stockholders and may further dilute common stock book value, and that dilution may be material. A related effect of such issuances may enhance existing large stockholders’ influence on the Company, including that of Alexander Kinzler, our Chief Executive Officer.

A small number of stockholders, including our CEO, own a significant amount of our common stock and have influence over our business regardless of the opposition of other stockholders.

As of September 30, 2021, the CEO, who is a member of the Board of Directors, and two other stockholders hold approximately 39% of our outstanding common stock. The interests of one or more of these stockholders may not always coincide with the interests of other stockholders. These stockholders have significant influence over all matters submitted to our stockholders, including the election of our directors, and could accelerate, delay, deter or prevent a change of control of the Company. The significant stockholders who are also members of the Board of Directors could significantly affect our business, policies and affairs.

Our operations are subject to currency rate fluctuations.

Our operations are subject to fluctuations in foreign currency exchange rates between the U.S. dollar and the Canadian dollar. Our financial statements, presented in U.S. dollars, may be affected by foreign currency fluctuations through both translation risk and transaction risk. Volatility in exchange rates may adversely affect our results of operations, particularly through the weakening of the U.S. dollar relative to the Canadian dollar which may affect the relative prices at which we sell our oil and natural gas and may affect the cost of certain items required in our operations. To date, we have not entered into foreign currency hedging transactions to control or minimize these risks.

Adverse changes in actuarial assumptions used to calculate retirement plan costs due to economic or other factors, or lower returns on plan assets could adversely affect Barnwell’s results and financial condition.

Retirement plan cash funding obligations and plan expenses and obligations are subject to a high degree of uncertainty and could increase in future years depending on numerous factors, including the performance of the financial markets, specifically the equity markets, levels of interest rates, and the cost of health care insurance premiums.

The price of our common stock has been volatile and could continue to fluctuate substantially.

The market price of our common stock has been volatile and could fluctuate based on a variety of factors, including:

•	fluctuations in commodity prices;

•	variations in results of operations;

•	announcements by us and our competitors;

•	legislative or regulatory changes;

•	general trends in the industry;

•	general market conditions;

•	litigation; and

•	other events applicable to our industries.

Failure to retain key personnel could hurt our operations.

We require highly skilled and experienced personnel to operate our business. In addition to competing in highly competitive industries, we compete in a highly competitive labor market. Our business could be adversely affected by an inability to retain personnel or upward pressure on wages as a result of the highly competitive labor market. Further, there are significant personal liability risks to Barnwell of Canada’s individual officers and directors related to well clean-up costs that may affect our ability to attract or retain the necessary people.

We are a smaller reporting company and benefit from certain reduced governance and disclosure requirements, including that our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting. We cannot be certain if the omission of reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors.

Currently, we are a “smaller reporting company,” meaning that our outstanding common stock held by nonaffiliates had a value of less than $250 million at the end of our most recently completed second fiscal quarter. As a smaller reporting company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, meaning our auditors are not required to attest to the effectiveness of the Company’s internal control over financial reporting. As a result, investors and others may be less comfortable with the effectiveness of the Company’s internal controls and the risk that material weaknesses or other deficiencies in internal controls go undetected may increase. In addition, as a smaller reporting company, we take advantage of our ability to provide certain other less comprehensive disclosures in our SEC filings, including, among other things, providing only two years of audited financial statements in annual reports and simplified executive compensation disclosures. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects, as the information we provide to stockholders may be different from what one might receive from other public companies in which one hold shares. As a smaller reporting company, we are not required to provide this information.

Risks Related to Oil and Natural Gas Segment

Acquisitions or discoveries of additional reserves are needed to increase our oil and natural gas segment operating results and cash flow.

In August 2018, Barnwell made a significant reinvestment into its oil and natural gas segment with the acquisition of the Twining property in Alberta, Canada. The Company believes there are potential undeveloped reserves for which significant future capital expenditures will be needed to convert those potential undeveloped reserves into developed reserves. If future circumstances are such that we are not able to make the capital expenditures necessary to convert potential undeveloped reserves to developed reserves, we will not replace the amount of reserves produced and sold and our reserves and oil and natural gas segment operating results and cash flows will decline accordingly, and we may be forced to sell some of our oil and natural gas segment assets under untimely or unfavorable terms. Any such curtailment or sale could have a material adverse effect on our business, financial condition and results of operations.

Future oil and natural gas operating results and cash flow are highly dependent upon our level of success in acquiring or finding additional reserves on an economic basis. We cannot guarantee that we will be successful in developing or acquiring additional reserves and our current financial resources may be insufficient to make such investments. Furthermore, if oil or natural gas prices increase, our cost for additional reserves could also increase.

We may not realize an adequate return on oil and natural gas investments.

Drilling for oil and natural gas involves numerous risks, including the risk that we will not encounter commercially productive oil or natural gas reservoirs. The wells we drill or participate in may not be productive, and we may not recover all or any portion of our investment in those wells. If future oil and natural gas segment acquisition and development activities are not successful it could have an adverse effect on our future results of operations and financial condition.

Oil and natural gas prices are highly volatile and further declines, or extended low prices will significantly affect our financial condition and results of operations.

Much of our revenues and cash flow are greatly dependent upon prevailing prices for oil and natural gas. Lower oil and natural gas prices not only decrease our revenues on a per unit basis, but also reduce the amount of oil and natural gas we can produce economically, if any. Prices that do not produce sufficient operating margins will have a material adverse effect on our operations, financial condition, operating cash flows, borrowing ability, reserves, and the amount of capital that we are able to allocate for the acquisition and development of oil and natural gas reserves.

Various factors beyond our control affect prices of oil and natural gas including, but not limited to, changes in supply and demand, market uncertainty, weather, worldwide political instability, foreign supply of oil and natural gas, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels and the overall economic environment. Energy prices are also subject to other political and regulatory actions outside our control, which may include changes in the policies of the Organization of the Petroleum Exporting Countries or other developments involving or affecting oil-producing countries, or actions or reactions of the government of the United States in anticipation of or in response to such developments.

The inability of one or more of our working interest partners to meet their obligations may adversely affect our financial results.

For our operated properties, we pay expenses and bill our non-operating partners for their respective shares of costs. Some of our non-operating partners may experience liquidity problems and may not be able to meet their financial obligations. Nonperformance by a non-operating partner could result in significant financial losses.

Liquidity problems encountered by our working interest partners or the third party operators of our non-operated properties may also result in significant financial losses as the other working interest partners or third party operators may be unwilling or unable to pay their share of the costs of projects as they become due. In the event a third party operator of a non-operated property becomes insolvent, it may result in increased operating expenses and cash required for abandonment liabilities if the Company is required to take over operatorship. Barnwell holds an 11% working interest, the largest working interest other than that held by the operator, in a property with approximately 82 wells and 7 facilities where the operator is in receivership.

We may incur material costs to comply with or as a result of health, safety, and environmental laws and regulations.

The oil and natural gas industry is subject to extensive environmental regulation pursuant to local, provincial and federal legislation. A violation of that legislation may result in the imposition of fines or the issuance of “clean up” orders. Legislation regulating the oil and natural gas industry may be changed to impose higher standards and potentially more costly obligations. Although we have recorded a provision in our financial statements relating to our estimated future environmental and reclamation obligations that we believe is reasonable, we cannot guarantee that we will be able to satisfy our actual future environmental and reclamation obligations.

Barnwell’s oil and natural gas segment is subject to the provisions of the AER’s LLR program. Under the LLR program the AER calculates a LMR for a company based on the ratio of the company’s deemed assets over its deemed liabilities relating to wells and facilities for which the company is the licensed operator and imposes a security deposit on operators whose estimated liabilities exceed their deemed asset value. At September 30, 2021, the Company had sufficient deemed asset value that no security deposit was due. However, decreases in prices and production and related netbacks from relevant properties could result in a decline in the Company’s deemed asset value to a point where a deposit could be due in the future. The current liability framework is under revision by the AER. A percentage-based retirement framework is expected to be introduced, but further details are unknown at this time.

The AER requires purchasers of AER licensed oil and natural gas assets to have an LMR of 2.0 or higher immediately following the transfer of a license. This LMR requirement for well transfers hinders our ability to generate capital by selling oil and natural gas assets as there are less qualified buyers.

A requirement to provide security deposit funds to the AER in the future would result in the diversion of cash on hand and operating cash flows that could otherwise be used to fund oil and natural gas reserve replacement efforts, which could in turn have a material adverse effect on our business, financial condition and results of operations. If Barnwell fails to comply with the requirements of the LLR program, Barnwell’s oil and natural gas subsidiary would be subject to the AER’s enforcement provisions which could include suspension of operations and non-compliance fees and could ultimately result in the AER serving the Company with a closure order to shut-in all operated wells. Additionally, if Barnwell is non-compliant, the Company would be prohibited from transferring well licenses which would prohibit us from selling any oil and natural gas assets until the required cash deposit is made with the AER.

We are not fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time, as opposed to sudden and catastrophic damages, is not available on economically reasonable terms. Accordingly, any site reclamation or abandonment costs actually incurred in the ordinary course of business in a specific period could negatively impact our cash flow. Should we be unable to fully fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

We may fail to fully identify potential problems related to acquired reserves or to properly estimate those reserves.

We periodically evaluate acquisitions of reserves, properties, prospects and leaseholds and other strategic transactions that appear to fit within our overall business strategy. Our evaluation includes an assessment of reserves, future oil and natural gas prices, operating costs, potential for future drilling and production, validity of the seller’s title to the properties and potential environmental issues, litigation and other liabilities.

In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and potential recoverable reserves. Inspections may not always be performed on every well, and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental liabilities or title defects in excess of the amounts claimed by us before closing and acquire properties on an “as is” basis.

There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and future production rates and costs with respect to acquired properties, and actual results may vary substantially from those assumed in the estimates.

If oil and natural gas prices decline, we may be required to take write-downs of the carrying values of our oil and natural gas properties.

Oil and natural gas prices affect the value of our oil and natural gas properties as determined in our full cost ceiling calculation. Any future ceiling test write-downs will result in reductions of the carrying value of our oil and natural gas properties and an equivalent charge to earnings.

The oil and natural gas industry is highly competitive.

We compete for capital, acquisitions of reserves, undeveloped lands, skilled personnel, access to drilling rigs, service rigs and other equipment, access to processing facilities, pipeline capacity and in many other respects with a substantial number of other organizations, most of which have greater technical and financial resources than we do. Some of these organizations explore for, develop and produce oil and natural gas, carry on refining operations and market oil and other products on a worldwide basis. As a result of these complementary activities, some of our competitors may have competitive resources that are greater and more diverse than ours. Furthermore, many of our competitors may have a competitive advantage when responding to factors that affect demand for oil and natural gas production, such as changing prices and production levels, the cost and availability of alternative fuels and the application of government regulations. If our competitors are able to capitalize on these competitive resources, it could adversely affect our revenues and profitability.

An increase in operating costs greater than anticipated could have a material adverse effect on our results of operations and financial condition.

Higher operating costs for our properties will directly decrease the amount of cash flow received by us. Electricity, supplies, and labor costs are a few of the operating costs that are susceptible to material fluctuation. The need for significant repairs and maintenance of infrastructure may increase as our properties age. A significant increase in operating costs could negatively impact operating results and cash flow.

Our operating results are affected by our ability to market the oil and natural gas that we produce.

Our business depends in part upon the availability, proximity and capacity of oil and natural gas gathering systems, pipelines and processing facilities. Canadian federal and provincial, as well as United States federal and state, regulation of oil and natural gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect our ability to produce and market oil and natural gas. If market factors change and inhibit the marketing of our production, overall production or realized prices may decline.

We are not the operator and have limited influence over the operations of certain of our oil and natural gas properties.

We hold minority interests in certain of our oil and natural gas properties. As a result, we cannot control the pace of exploration or development, major decisions affecting the drilling of wells, the plan for development and production at non-operated properties, or the timing and amount of costs related to abandonment and reclamation activities although contract provisions give Barnwell certain consent rights in some matters. The operator’s influence over these matters can affect the pace at which we incur capital expenditures. Additionally, as certain underlying joint venture data is not accessible to us, we depend on the operators at non-operated properties to provide us with reliable accounting information. We also depend on operators and joint operators to maintain the financial resources to fund their share of all abandonment and reclamation costs.

Actual reserves will vary from reserve estimates.

Estimating reserves is inherently uncertain and the reserves estimation process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data. The reserve data and standardized measures set forth herein are only estimates. Ultimately, actual reserves attributable to our properties will vary from estimates, and those variations may be material. The estimation of reserves involves a number of factors and assumptions, including, among others:

•	oil and natural gas prices as prescribed by SEC regulations;

•	historical production from our wells compared with production rates from similar producing wells in the area;

•	future commodity prices, production and development costs, royalties and capital expenditures;

•	initial production rates;

•	production decline rates;

•	ultimate recovery of reserves;

•	success of future development activities;

•	marketability of production;

•	effects of government regulation; and

•	other government levies that may be imposed over the producing life of reserves.

If these factors, assumptions and prices prove to be inaccurate, actual results may vary materially from reserve estimates.

SEC rules could limit our ability to book additional proved undeveloped reserves (“PUDs”) in the future.

SEC rules require that, subject to limited exceptions, PUDs may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement may limit our ability to book PUDs as we pursue our drilling program.

Part of our strategy involves using some of the latest available horizontal drilling and completion techniques. The results of our drilling are subject to drilling and completion technique risks, and results may not meet our expectations for reserves or production.

Many of our operations involve, and are planned to utilize, the latest drilling and completion techniques as developed by our service providers in order to maximize production and ultimate recoveries and therefore generate the highest possible returns. Risks we face while completing our wells include, but are not limited to, the inability to fracture stimulate the planned number of stages, the inability to run tools and other equipment the entire length of the well bore during completion operations, the inability to recover such tools and other equipment, and the inability to successfully clean out the well bore after completion of the final fracture stimulation. Ultimately, the success of these drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period. If our drilling results are less than anticipated or we are unable to execute our drilling program because of capital constraints, lease expirations, limited access to gathering systems and takeaway capacity, and/or prices for crude oil, natural gas, and natural gas liquids decline, then the return on our investment for a particular project may not be as attractive as we anticipated and we could incur material write-downs of oil and gas properties and the value of our undeveloped acreage could decline in the future.

Production and reserves, if any, attributable to the use of enhanced recovery methods are inherently difficult to predict. If our enhanced recovery methods do not allow for the extraction of crude oil, natural gas, and associated liquids in a manner or to the extent that we anticipate, we may not realize an acceptable return on our investments in such projects.

Delays in business operations could adversely affect the amount and timing of our cash inflows.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of our properties, and the delays of those operators in remitting payment to us, payments between any of these parties may also be delayed by:

•	restrictions imposed by lenders;

•	accounting delays;

•	delays in the sale or delivery of products;

•	delays in the connection of wells to a gathering system;

•	blowouts or other accidents;

•	adjustments for prior periods;

•	recovery by the operator of expenses incurred in the operation of the properties; and

•	the establishment by the operator of reserves for these expenses.

Any of these delays could expose us to additional third party credit risks.

The oil and natural gas market in which we operate exposes us to potential liabilities that may not be covered by insurance.

Our operations are subject to all of the risks associated with the operation and development of oil and natural gas properties, including the drilling of oil and natural gas wells, and the production and transportation of oil and natural gas. These risks include encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, cratering, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills. A number of these risks could result in personal injury, loss of life, or environmental and other damage to our property or the property of others.

While we carry various levels of insurance, we could be affected by civil, criminal, regulatory or administrative actions, claims or proceedings. We cannot fully protect against all of the risks listed above, nor are all of these risks insurable. There is no assurance that any applicable insurance or indemnification agreements will adequately protect us against liability for the risks listed above. We could face substantial losses if an event occurs for which we are not fully insured or are not indemnified against or a customer or insurer fails to meet its indemnification or insurance obligations. In addition, there can be no assurance that insurance will continue to be available to cover any or all of these risks, or, even if available, that insurance premiums or other costs will not rise significantly in the future, so as to make the cost of such insurance prohibitive.

Deficiencies in operating practices and record keeping, if any, may increase our risks and liabilities relating to incidents such as spills and releases and may increase the level of regulatory enforcement actions.

Our operations are subject to domestic and foreign government regulation and other risks, particularly in Canada and the United States.

Barnwell’s oil and natural gas operations are affected by political developments and laws and regulations, particularly in Canada and the United States, such as restrictions on production, restrictions on imports and exports, the maintenance of specified reserves, tax increases and retroactive tax claims, expropriation of property, cancellation of contract rights, environmental protection controls, environmental compliance requirements and laws pertaining to workers’ health and safety. Further, the right to explore for and develop oil and natural gas on lands in Alberta, Saskatchewan and British Columbia is controlled by the governments of each of those provinces. Changes in royalties and other terms of provincial leases, permits and reservations may have a substantial effect on Barnwell’s operations. We derive a significant portion of our revenues from our operations in Canada; 57% in fiscal 2021.

Additionally, our ability to compete in the Canadian oil and natural gas industry may be adversely affected by governmental regulations or other policies that favor the awarding of contracts to contractors in which Canadian nationals have substantial ownership interests. Furthermore, we may face governmentally imposed restrictions or fees from time to time on the transfer of funds to the U.S.

Government regulations control and often limit access to potential markets and impose extensive requirements concerning employee safety, environmental protection, pollution control and remediation of environmental contamination. Environmental regulations, in particular, prohibit access to some markets and make others less economical, increase equipment and personnel costs and often impose liability without regard to negligence or fault. In addition, governmental regulations may discourage our customers’ activities, reducing demand for our products and services.

Compliance with foreign tax and other laws may adversely affect our operations.

Tax and other laws and regulations are not always interpreted consistently among local, regional and national authorities. Income tax laws, other legislation or government incentive programs relating to the oil and natural gas industry may in the future be changed or interpreted in a manner that adversely affects us and our stockholders. It is also possible that in the future we will be subject to disputes concerning taxation and other matters in Canada, including the manner in which we calculate our income for tax purposes, and these disputes could have a material adverse effect on our financial performance.

Unforeseen title defects may result in a loss of entitlement to production and reserves.

Although we conduct title reviews in accordance with industry practice prior to any purchase of resource assets or property, such reviews do not guarantee that an unforeseen defect in the chain of title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Risks Related to Land Investment Segment

Receipt of future payments from KD I and KD II and cash distributions from the Kukio Resort Land Development Partnerships is dependent upon the developer’s continued efforts and ability to develop and market the property.

We are entitled to receive future payments based on a percentage of the sales prices of residential lots sold within the Kaupulehu area by KD I and KD II as well as a percentage of future distributions KD II makes to its members. However, in order to collect such payments we are reliant upon the developer, KD I and KD II, in which we own a non-controlling ownership interest, to continue to market the remaining lots within Increment I and to proceed with the development or sale of the remaining portion of Increment II. Additionally, future cash distributions from the Kukio Resort Land Development Partnerships, which includes KD I and KD II, are also dependent on future lot sales in Increment I by KD I and the development or sale of Increment II by KD II. It is uncertain when or if KD II will develop or sell the remaining portion of Increment II, and there is no assurance with regards to the amounts of future sales from Increments I and II. We do not have a controlling interest in the partnerships, and therefore are dependent on the general partner for development decisions. The receipt of future payments and cash distributions could be jeopardized if the developer fails to proceed with development and marketing of the property.

We hold investment interests in unconsolidated land development partnerships, which are accounted for using the equity method of accounting, in which we do not have a controlling interest. These investments involve risks and are highly illiquid.

These investments involve risks which include:

•	the lack of a controlling interest in these partnerships and, therefore, the inability to require that the entities sell assets, return invested capital or take any other action without obtaining the majority vote of partners;

•	potential for future additional capital contributions to fund operations and development activities;

•	the adverse impact on overall profitability if the entities do not achieve the financial results projected;

•	the reallocation of amounts of capital from other operating initiatives and/or an increase in indebtedness to pay potential future additional capital contributions, which could in turn restrict our ability to access additional capital when needed or to pursue other important elements of our business strategy;

•	undisclosed, contingent or other liabilities or problems, unanticipated costs, and an inability to recover or manage such liabilities and costs and which could delay or prevent development of the real estate held by the land development partnerships; and

•	certain underlying partnership data is not accessible to us, therefore we depend on the general partner to provide us with reliable accounting information.

We may be required to write-down the carrying value of our investment in the Kukio Resort Land Development Partnerships if our assumptions about future lot sales and profitability prove incorrect. Any write-down would negatively impact our results of operations.

In analyzing the value of our investment in the Kukio Resort Land Development Partnerships, we have made assumptions about the level of future lot sales, operating and development costs, cash generation and market conditions. These assumptions are based on management’s and the general partner’s best estimates and if the actual results differ significantly from these assumptions, we may not be able to realize the value of the assets recorded, which could lead to an impairment of certain of these assets in the future. Such a write-down would have a negative impact on our results of operations.

Our land investment business is concentrated in the state of Hawaii. As a result, our financial results are dependent on the economic growth and health of Hawaii, particularly the island of Hawaii.

Barnwell’s land investment segment is impacted by the condition of Hawaii’s real estate market, which is affected by Hawaii’s economy and Hawaii’s tourism industry, as well as the United States and world economies in general. Any future cash flows from Barnwell’s land development activities are subject to, among other factors, the level of real estate activity and prices, the demand for new housing and second homes on the island of Hawaii, the rate of increase in the cost of building materials and labor, the introduction of building code modifications, changes to zoning laws, and the level of confidence in Hawaii’s economy.

The occurrence of natural disasters in Hawaii could adversely affect our business.

The occurrence of a natural disaster in Hawaii such as, but not limited to, earthquakes, landslides, hurricanes, tornadoes, tsunamis, volcanic activity, droughts and floods, could have a material adverse effect on our land investments. The occurrence of a natural disaster could also cause property and flood insurance rates and deductibles to increase, which could reduce demand for real estate in Hawaii.

Risks Related to Contract Drilling Segment

Demand for water well drilling and/or pump installation is volatile. A decrease in demand for our services could adversely affect our revenues and results of operations.

Demand for services is highly dependent upon land development activities in the state of Hawaii. As also noted above, the real estate development industry is cyclical in nature and is particularly vulnerable to shifts in local, regional, and national economic conditions outside of our control such as interest rates, housing demand, population growth, employment levels and job growth and property taxes. A decrease in water well drilling and/or pump installation contracts will result in decreased revenues and operating results.

If we are unable to accurately estimate the overall risks, requirements or costs when bidding on or negotiating a contract that is ultimately awarded, we may achieve a lower than anticipated profit or incur a loss on the contract.

Contracts are usually fixed price per lineal foot drilled and require the provision of line-item materials at a fixed unit price based on approved quantities irrespective of actual per unit costs. Under such contracts, prices are established in part on cost and scheduling estimates, which are based on a number of assumptions, many of which are beyond our control. Expected profits on contracts are realized only if costs are accurately estimated and successfully controlled. We may not be able to obtain compensation for additional work performed or expenses incurred as a result of changes or inaccuracies in these estimates and underlying assumptions, such as unanticipated sub-surface site conditions, unanticipated technical problems, equipment failures, inefficiencies, cost of raw materials, schedule delays due to constraints on drilling hours, weather delays, or accidents. If cost estimates for a contract are inaccurate, or if the contract is not performed within cost estimates, then cost overruns may result in losses or cause the contract not to be as profitable as expected.

A significant portion of our contract drilling business is dependent on municipalities and a decline in municipal spending could adversely impact our business.

A significant portion of our contract drilling division revenues is derived from water and infrastructure contracts with governmental entities or agencies; 48% in fiscal 2021. Reduced tax revenues and governmental budgets may limit spending by local governments which in turn will affect the demand for our services. Material reductions in spending by a significant number of local governmental agencies could have a material adverse effect on our business, results of operations, liquidity and financial position.

Our contract drilling operations face significant competition.

We face competition for our services from a variety of competitors. Many of our competitors utilize drilling rigs that drill as quickly as our equipment but require less labor. Our strategy is to compete based on pricing and to a lesser degree, quality of service. If we are unable to compete effectively with our competitors, our financial results could be adversely affected.

The loss of or damage to key vendor, customer or sub-contractor relationships would adversely affect our operations.

Our contract drilling business is dependent on our relationships with key vendors, customers and subcontractors. The loss of or damage to any of our key relationships could negatively affect our business.

Awarding of contracts is dependent upon our ability to obtain contract bid and performance bonds from insurers.

There can be no assurance that our ability to obtain such bonds will continue on the same basis as the past. Additionally, bonding insurance rates may increase and have an impact on our ability to win competitive bids, which could have a corresponding material impact on contract drilling operating results.

The contracts in our backlog are subject to change orders and cancellation.

Our backlog consists of the uncompleted portion of services to be performed under contracts that have been started and new contracts not yet started. Our contracts are subject to change orders and cancellations, and such changes could adversely affect our operations.

The occurrence of natural disasters in Hawaii could adversely affect our business.

The occurrence of a natural disaster in Hawaii such as, but not limited to, earthquakes, landslides, hurricanes, tornadoes, tsunamis, volcanic activity, droughts and floods, could have a material adverse effect on our ability to complete our contracts.

ITEM 1B.	UNRESOLVED STAFF COMMENTS

None.

ITEM 2.	PROPERTIES

Oil and Natural Gas and Land Investment Properties

The location and character of Barnwell’s oil and natural gas properties and its land investment properties, are described above under Item 1, “Business.”

Corporate Offices

Barnwell’s corporate headquarters is located in Honolulu, Hawaii, in a commercial office building under a lease that expires in February 2024.

ITEM 3.	LEGAL PROCEEDINGS

Barnwell is routinely involved in disputes with third parties that occasionally require litigation. In addition, Barnwell is required to maintain compliance with all current governmental controls and regulations in the ordinary course of business. Barnwell’s management is not aware of any claims or litigation involving Barnwell that are likely to have a material adverse effect on its results of operations, financial position or liquidity.

ITEM 4.	MINE SAFETY DISCLOSURES

Disclosure is not applicable to Barnwell.

PART II

ITEM 5.            MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The principal market on which Barnwell’s common stock is being traded is the NYSE American under the ticker symbol “BRN.” The following tables present the quarterly high and low sales prices, on the NYSE American, for Barnwell’s common stock during the periods indicated:

Quarter Ended	High	Low	Quarter Ended	High	Low
December 31, 2019	$1.11	$0.30	December 31, 2020	$1.99	$0.76
March 31, 2020	$2.68	$0.30	March 31, 2021	$6.99	$1.25
June 30, 2020	$2.10	$0.44	June 30, 2021	$4.34	$2.02
September 30, 2020	$1.64	$0.66	September 30, 2021	$3.59	$2.00

Holders

As of December 10, 2021, there were 9,445,625 shares of common stock, par value $0.50, outstanding. As of December 10, 2021, there were approximately 80 shareholders of record and approximately 1,000 beneficial owners.

Dividends

No dividends were declared or paid during fiscal years 2021 or 2020. The payment of future cash dividends will depend on, among other things, our financial condition, operating cash flows, the amount of cash inflows from land investment activities, and the level of our oil and natural gas capital expenditures and any other investments.

Securities Authorized for Issuance Under Equity Compensation Plans

None.

Stock Performance Graph and Cumulative Total Return

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

ITEM 6.	SELECTED FINANCIAL DATA

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

ITEM 7.         MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist in the understanding of the Consolidated Balance Sheets of Barnwell Industries, Inc. and subsidiaries (collectively referred to herein as “Barnwell,” “we,” “our,” “us” or the “Company”) as of September 30, 2021 and 2020, and the related Consolidated Statements of Operations, Comprehensive Income (Loss), Equity (Deficit), and Cash Flows for the years ended September 30, 2021 and 2020. This discussion should be read in conjunction with the consolidated financial statements and related Notes to Consolidated Financial Statements included in this report.

Current Outlook

Impact of COVID-19

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic and the United States and Canadian governments declared the virus a national emergency shortly thereafter. The ongoing global health crisis (including resurgences) resulting from the pandemic have, and continue to, disrupt the normal operations of many businesses, including the temporary closure or scale-back of business operations and/or the imposition of either quarantine or remote work or meeting requirements for employees, either by government order or on a voluntary basis. While the outbreak recently appeared to be trending downward, particularly as vaccination rates increased, new variants of COVID-19 continue emerging, including the highly transmissible Delta variant and the newly-discovered Omicron variant (currently a “variant of concern”), spreading throughout the U.S. and globally and causing significant uncertainty. The global economy, our markets and our business have been, and may continue to be, materially and adversely affected by COVID-19.

The COVID-19 outbreak materially and adversely affected our business operations and financial condition as a result of the deteriorating market outlook, the global economic recession and weakened liquidity. Although demand for oil and oil prices has recovered from the lows of March through May of the prior year, uncertainty regarding future oil prices has impacted and continues to impact the Company’s financial condition and outlook. While the Company’s contract drilling segment remained operational throughout fiscal 2020 and 2021 and continues to work, the continuing potential impact of COVID-19 on the health of our contract drilling segment’s crews and ability or desire for customers to continue such work is uncertain, and any discontinuation of contracts currently in backlog would result in a material adverse impact to the Company’s financial condition and outlook. Though availability of vaccines and reopening of state and local economies has improved the outlook for recovery from COVID-19’s impacts, the impact of the Delta or Omicron variant or other new, more contagious or lethal variants that may emerge, the effectiveness of COVID-19 vaccines against the Delta or Omicron variant or such other variants and the related responses by governments, including reinstated government-imposed lockdowns or other measures, cannot be predicted at this time. Both the health and economic aspects of the COVID-19 pandemic remain highly fluid and the future course of each is uncertain. We cannot foresee whether the outbreak of COVID-19 will be effectively contained on a sustained basis, nor can we predict the severity and duration of its impact. If the outbreak of COVID-19 is not effectively and timely controlled on a sustained basis going forward, our business operations and financial condition may be materially and adversely affected by factors that we cannot foresee. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial condition and results of operations.

Going Concern

Our ability to sustain our business in the future will depend on the sufficiency of our cash on hand, oil and natural gas operating cash flows, which are highly sensitive to volatile oil and natural gas prices, contract drilling operating cash flows, which are subject to large changes in demand, and future land investment segment proceeds and distributions from the Kukio Resort Land Development Partnerships, the timing of which are both highly uncertain and not within Barnwell’s control. A sufficient level of such cash and cash inflows are necessary to fund discretionary oil and natural gas capital expenditures, which must be economically successful to provide sufficient returns, as well as fund our non-discretionary outflows such as oil and natural gas asset retirement obligations and ongoing operating and general and administrative expenses. In addition, as discussed in the “Asset Retirement Obligation” section of “Liquidity and Capital Resources,” a significant amount of funds will be required to be put on deposit with Canadian regulatory authorities to fund abandonments at the Company’s oil and natural gas properties in the Manyberries area. Other sources and potential sources of funding are discussed below.

In fiscal 2020, the Company listed its corporate office on the 29th floor of a commercial office building in downtown Honolulu, Hawaii for sale and on September 30, 2021, the Company’s Honolulu corporate office was sold for approximately $1,864,000, net of related costs.

On March 16, 2021, the Company initiated an at-the-market offering program (“ATM”) pursuant to which the Company may offer and sell, from time to time, shares of its common stock under price and volume guidelines set by the Company’s Board of Directors and the terms and conditions described in the Registration Statement. The sale of shares under the ATM began in May 2021 and as of September 30, 2021, the Company sold 1,167,987 shares of common stock resulting in net proceeds of $3,784,000 after commissions and fees of $123,000.

In April 2021, the Company re-initiated the marketing of its non-core oil and natural gas properties in the Spirit River, Wood River, Medicine River, Kaybob, Bonanza, Balsam and Thornbury areas for sale. On July 8 2021, Barnwell entered into and completed a purchase and sale agreement with an independent third party and sold its interests in certain natural gas and oil properties located in the Spirit River area of Alberta, Canada. The sales price per the agreement was adjusted for customary purchase price adjustments to $1,047,000 in order to, among other things, reflect an economic effective closing date of sale of July 8, 2021. From Barnwell’s net proceeds, $526,000 was withheld for remittance by the buyers to the Canada Revenue Agency for potential amounts due for Barnwell’s Canadian income taxes related to the sale. Negotiations regarding the potential sales of other non-core oil and natural gas properties is ongoing, however there is no assurance that the sale of any of the other non-core properties will occur.

We have experienced a trend of losses and negative operating cash flows in three of the last four years. During fiscal 2020 and 2021, continuing uncertainties regarding the impacts of the COVID-19 pandemic on our business and the sufficiency of our cash balances and future cash inflows as described above raised substantial doubt about our ability to meet our estimated cash outflows or continue as a going concern. However, due to the $3,784,000 of net proceeds raised by the ATM through September 30, 2021, the proceeds received from the sale of the Company’s corporate office and its interests in certain natural gas and oil properties in the Spirit River area, as well as the $7,156,000 of net cash inflows in the year ended September 30, 2021 from land segment percentage of sales proceeds and distributions from the Kukio Resort Land Development Partnerships, substantial doubt about our ability to meet our estimated cash outflows or continue as a going concern for one year from the date of the filing of this report has been overcome.

Critical Accounting Policies and Estimates

The Company considers an accounting estimate to be critical if the accounting estimate requires the Company to make assumptions that are difficult or subjective about matters that were highly uncertain at the time that the accounting estimate was made, and changes in the estimate that are reasonably likely to occur in periods subsequent to the period in which the estimate was made, or use of different estimates that the Company could have used in the current period, would have a material impact on the Company’s financial condition or results of operations. The most critical accounting policies inherent in the preparation of the Company’s consolidated financial statements are described below. We continue to monitor our accounting policies to ensure proper application of current rules and regulations.

Oil and Natural Gas Properties - full cost ceiling calculation and depletion

Policy Description

We use the full cost method of accounting for our oil and natural gas properties under which we are required to conduct quarterly calculations of a “ceiling,” or limitation, on the carrying value of oil and natural gas properties . The ceiling limitation is the sum of 1) the discounted present value (at 10%), using average first-day-of-the-month prices during the 12-month period ending as of the balance sheet date held constant over the life of the reserves, of Barnwell’s estimated future net cash flows from estimated production of proved oil and natural gas reserves, less estimated future expenditures to be incurred in developing and producing the proved reserves but excluding future cash outflows associated with settling asset retirement obligations with the exception of those associated with proved undeveloped reserves from wells that are to be drilled in the future; plus 2) the cost of major development projects and unproven properties not subject to depletion, if any; plus 3) the lower of cost or estimated fair value of unproven properties included in costs subject to depletion; less 4) related income tax effects. If net capitalized costs exceed this limit, the excess is expensed.

All items classified as unevaluated and unproved properties are assessed on a quarterly basis for possible impairment or reduction in value. Properties are assessed on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of various factors, including, but not limited to, the following: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; assignment of proved reserves; and economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and become subject to amortization.

Judgments and Assumptions

The estimate of our oil and natural gas reserves is a major component of the ceiling calculation and represents the component that requires the most subjective judgments. Estimates of reserves are forecasts based on engineering data, historical data, projected future rates of production and the timing of future expenditures. The process of estimating oil and natural gas reserves requires substantial judgment, resulting in imprecise determinations, particularly for new discoveries. Our reserve estimates are prepared at least annually by independent petroleum reserve engineers. The passage of time provides more quantitative and qualitative information regarding estimates of reserves, and revisions are made to prior estimates to reflect updated information. A portion of the revisions are attributable to changes in the rolling 12-month average first-day-of-the-month prices, which impact the economics of producible reserves. In the last three fiscal years, annual revisions to our reserve volume estimates have averaged 36% of the previous year’s estimate, due in large part to the impacts of volatile oil and natural gas prices which change the economic viability of producing such reserves and changes in estimated proved undeveloped reserves which can fluctuate from year to year depending upon the Company’s plans and ability to fund the capital expenditures necessary to develop such reserves. There can be no assurance that more significant revisions will not be necessary in the future. If future significant revisions are necessary that reduce previously estimated reserve quantities, such revisions could result in a write-down of oil and natural gas properties.

If reported reserve volumes were revised downward by 5% at the end of fiscal 2021, the ceiling limitation would have decreased approximately $398,000 before income taxes, which would not have resulted in an increase in the ceiling impairment before income taxes due to sufficient room between the ceiling and the carrying value of oil and natural gas properties at the end of fiscal 2021 of approximately $5,716,000.

In addition to the impact of the estimates of proved reserves on the calculation of the ceiling, estimated proved reserves are also a significant component of the quarterly calculation of depletion expense. The lower the estimated reserves, the higher the depletion rate per unit of production. Conversely, the higher the estimated reserves, the lower the depletion rate per unit of production. If reported reserve volumes were revised downward by 5% as of the beginning of fiscal 2021, depletion for fiscal 2021 would have increased by approximately $26,000.

While the quantities of proved reserves require substantial judgment, the associated prices of oil, natural gas and natural gas liquids reserves are the average first-day-of-the-month prices during the 12-month period ending in the reporting period on a constant basis as prescribed by SEC regulations. Additionally, the applicable discount rate that is used to calculate the discounted present value of the reserves is mandated at 10%. Costs included in future net revenues are determined in a similar manner. As such, the future net revenues associated with the estimated proved reserves are not based on an assessment of future prices or costs.

Contract Drilling Revenues and Operating Expenses

Policy Description

Through contracts which are normally less than twelve months in duration, Barnwell drills water and water monitoring wells and installs and repairs water pumping systems in Hawaii. Barnwell recognizes revenue from well drilling or the installation of pumps over time based on total costs incurred on the projects relative to the total expected costs to satisfy the performance obligation as management believes this is an accurate representation of the percentage of completion as control is continuously transferred to the customer. Uninstalled materials, which typically consists of well casing or pumps, are excluded in the costs-to-costs calculation for the duration of the contract as including these costs would result in a distortion of progress towards satisfaction of the performance obligation due to the resulting cumulative catch-up in margin in a single period. An equal amount of cost and revenue is recorded when uninstalled materials are controlled by the customer, which is typically when Barnwell has the right to payment for the materials and when the materials are delivered to the customer’s site or location and such materials have been accepted by the customer. Uninstalled materials are held in inventory and included in “Other current assets” on the Company’s Consolidated Balance Sheets until control is transferred to the customer. When the estimate on a contract indicates a loss, Barnwell records the entire estimated loss in the period the loss becomes known.

Unexpected significant inefficiencies that were not considered a risk at the time of entering into the contract, such as design or construction execution errors that result in significant wasted resources, are excluded from the measure of progress toward completion and the costs are expensed as incurred.

To the extent a contract is deemed to have multiple performance obligations, the Company allocates the transaction price of the contract to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract. The contract price may include variable consideration, which includes such items as increases to the transaction price for unapproved change orders and claims for which price has not yet been agreed by the customer. The Company estimates variable consideration using either the most likely amount or expected value method, whichever is a more appropriate reflection of the amount to which it expects to be entitled based on the characteristics and circumstances of the contract. Variable consideration is included in the estimated transaction price to the extent it is probable that a significant reversal of cumulative recognized revenue will not occur.

Contracts are sometimes modified for a change in scope or other requirements. The Company considers contract modifications to exist when the modification either creates new or changes the existing enforceable rights and obligations. Most of the Company’s contract modifications are for goods and services that are not distinct from the existing performance obligations. The effect of a contract modification on the transaction price, and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue (either as an increase or decrease) on a cumulative catchup basis.

Judgments and Assumptions

Management evaluates the performance of contracts on an individual basis. In the ordinary course of business, but at least quarterly, we prepare updated estimates that may impact the cost and profit or loss for each contract based on actual results to date plus management’s best estimate of costs to be incurred to complete each performance obligation. Increases or decreases in the estimated costs to complete a performance obligation without a change to the contract price has the impact to decrease or increase, respectively, the contract completion percentage applied to the contract price to calculate the cumulative contract revenue to be recognized to date. Changes in the cost estimates can have a material impact on our contract revenue and are reflected in the results of operations when they become known. The nature of accounting for these contracts is such that refinements of the estimated costs to complete may occur and are characteristic of the estimation process due to changing conditions and new developments. Many factors and assumptions can and do change during a contract performance obligation period which can result in a change to contract profitability including unforeseen underground geological conditions (to the extent that contract remedies are unavailable), the availability and costs of skilled contract labor, the performance of major material suppliers, the performance of major subcontractors, unusual weather conditions and unexpected changes in material costs, changes in the scope and nature of work to be performed, and unexpected construction execution errors, among others. Any revisions to estimated costs to complete the performance obligation from period to period as a result of changes in these factors can materially affect revenue and operating results in the period such revisions are necessary. In addition, many contracts give the customer a unilateral right to cancel for convenience or other than for cause. In accordance with FASB ASC 606-10-32-4, our estimates are based on the assumption that the existing contract will not be cancelled. Any unforeseen cancellation of a contract may result in a material revision to our estimates.

We have a long history of working with multiple types of projects and preparing cost estimates, and we rely on the expertise of key personnel to prepare what we believe are reasonable best estimates given available facts and circumstances. Due to the nature of the work involved, however, judgment is involved to estimate the costs to complete and the amounts estimated could have a material impact on the revenue we recognize in each accounting period. We can not estimate unforeseen events and circumstances which may result in actual results being materially different from previous estimates.

Income Taxes

Policy Description

Income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax impacts of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income tax assets are routinely assessed for realizability. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Barnwell recognizes the financial statement effects of tax positions when it is more likely than not that the position will be sustained by a taxing authority.

Judgments and Assumptions

We make estimates and judgments in determining our income tax expense for each reporting period. Significant changes to these estimates could result in an increase or decrease in our tax provision in future periods. We are also required to make judgments about the recoverability of deferred tax assets and when it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is provided. We consider available positive and negative evidence and available tax planning strategies when assessing the realizability of deferred tax assets. Accordingly, changes in our business performance and unforeseen events could require a further increase in the valuation allowance or a reversal in the valuation allowance in future periods. This could result in a charge to, or an increase in, income in the period such determination is made, and the impact of these changes could be material.

In addition, Barnwell operates within the U.S. and Canada and is subject to audit by taxing authorities in these jurisdictions. Barnwell records accruals for the estimated outcomes of these audits, and the accruals may change in the future due to new developments in each matter. Tax benefits are recognized when we determine that it is more likely than not that such benefits will be realized. Management evaluates its potential exposures from tax positions taken that have or could be challenged by taxing authorities. These potential exposures result because taxing authorities may take positions that differ from those taken by management in the interpretation and application of statutes, regulations and rules. Management considers the possibility of alternative outcomes based upon past experience, previous actions by taxing authorities (e.g., actions taken in other jurisdictions) and advice from tax experts. Where uncertainty exists due to the complexity of income tax statutes and where the potential tax amounts are significant, we generally seek independent tax opinions to support our positions. If our evaluation of the likelihood of the realization of benefits is inaccurate, we could incur additional income tax and interest expense that would adversely impact earnings, or we could receive tax benefits greater than anticipated which would positively impact earnings, either of which could be material.

Overview

Barnwell is engaged in the following lines of business: 1) acquiring, developing, producing and selling oil and natural gas in Canada and Oklahoma (oil and natural gas segment), 2) investing in land interests in Hawaii (land investment segment), and 3) drilling wells and installing and repairing water pumping systems in Hawaii (contract drilling segment).

Oil and Natural Gas Segment

Barnwell is involved in the acquisition and development of oil and natural gas properties in Canada where we initiate and participate in acquisition and developmental operations for oil and natural gas on properties in which we have an interest, and evaluate proposals by third parties with regard to participation in exploratory and developmental operations elsewhere. Additionally, through its wholly-owned subsidiary BOK, Barnwell is indirectly involved in several non-operated oil and natural gas investments in Oklahoma.

Barnwell sells all of its oil and natural gas under short-term contracts with marketers based on prices indexed to market prices. The price of natural gas, oil and natural gas liquids is freely negotiated between the buyers and sellers. Oil and natural gas prices are determined by many factors that are outside of our control. Market prices for oil and natural gas products are dependent upon factors such as, but not limited to, changes in market supply and demand, which are impacted by overall economic activity, changes in weather, pipeline capacity constraints, inventory storage levels, and output. Oil and natural gas prices are very difficult to predict and fluctuate significantly. Natural gas prices tend to be higher in the winter than in the summer due to increased demand, although this trend has become less pronounced due to the increased use of natural gas to generate electricity for air conditioning in the summer and increased natural gas storage capacity in North America.

Oil and natural gas exploration, development and operating costs generally follow trends in product market prices, thus in times of higher product prices the cost of exploring, developing and operating the oil and natural gas properties will tend to escalate as well. Capital expenditures are required to fund the exploration, development, and production of oil and natural gas. Cash outlays for capital expenditures are largely discretionary, however, a minimum level of capital expenditures is required to replace depleting reserves. Due to the nature of oil and natural gas exploration and development, significant uncertainty exists as to the ultimate success of any drilling effort.

Land Investment Segment

Through Barnwell’s 77.6% interest in Kaupulehu Developments, 75% interest in KD Kona, and 34.45% non-controlling interest in KKM Makai, the Company’s land investment interests include the following:

•

The right to receive percentage of sales payments from KD I resulting from the sale of single-family residential lots by KD I, within Increment I of the Kaupulehu Lot 4A area located in the North Kona District of the island of Hawaii. Kaupulehu Developments is entitled to receive payments from KD I based on the following percentages of the gross receipts from KD I’s sales at Increment I: 10% of such aggregate gross proceeds greater than $100,000,000 up to $300,000,000; and 14% of such aggregate gross proceeds in excess of $300,000,000. Inventory of unsold lots at Increment I were nine single-family lots at September 30, 2021.

•	The right to receive 15% of the distributions of KD II, the cost of which is to be solely borne by KDK out of its 55% ownership interest in KD II, plus a priority payout of 10% of KDK’s cumulative net profits derived from Increment II sales subsequent to Phase 2A, up to a maximum of $3,000,000. Such interests are limited to distributions or net profits interests and Barnwell does not have any partnership interest in KD II or KDK through its interest in Kaupulehu Developments. Barnwell also has rights to three single-family residential lots in Phase 2A of Increment II, and four single-family residential lots in phases subsequent to Phase 2A when such lots are developed by KD II, all at no cost to Barnwell. Barnwell is committed to commence construction of improvements within 90 days of the transfer of the four lots in the phases subsequent to Phase 2A as a condition of the transfer of such lots. Also, in addition to Barnwell’s existing obligations to pay professional fees to certain parties based on percentages of its gross receipts, Kaupulehu Developments is now also obligated to pay an amount equal to 0.72% and 0.20% of the cumulative net profits of KD II to KD Development and a pool of various individuals, respectively, all of whom are partners of KKM and are unrelated to Barnwell. Two developed single-family lots were sold in Increment II in prior years and the remaining 420 developable acres at Increment II are entitled for up to 350 homesites. The remaining acreage within Increment II is not yet under development, and there is no assurance that development of such acreage will in fact occur. No definitive development plans have been made by the developer of Increment II as of the date of this report.

•	An indirect 19.6% non-controlling ownership interest in KD Kukio Resorts, KD Maniniowali and KD I and an indirect 10.8% non-controlling ownership interest in KD II through KDK. These entities own certain real estate and development rights interests in the Kukio, Maniniowali and Kaupulehu portions of Kukio Resort, a private residential community on the Kona coast of the island of Hawaii, as well as Kukio Resort’s real estate sales office operations. KDK was the developer of Kaupulehu Lot 4A Increments I and II. The partnerships derive income from the sale of residential parcels as well as from commissions on real estate sales by the real estate sales office and revenues resulting from the sale of private club memberships.

•	Approximately 1,000 acres of vacant leasehold land zoned conservation in the Kaupulehu Lot 4C area, which currently has no development potential without both a development agreement with the lessor and zoning reclassification.

Contract Drilling Segment

Barnwell drills water and water monitoring wells and installs and repairs water pumping systems in Hawaii. Contract drilling results are highly dependent upon the quantity, dollar value and timing of contracts awarded by governmental and private entities and can fluctuate significantly.

Business Environment

Our operations are located in Canada and in the states of Hawaii and Oklahoma. Accordingly, our business performance is directly affected by macroeconomic conditions in those areas, as well as general economic conditions of the U.S. domestic and world economies.

Oil and Natural Gas Segment

Barnwell realized an average price for oil of $51.74 per barrel during the year ended September 30, 2021, an increase of 53% from $33.85 per barrel realized during the prior year. While oil prices have recovered from the significant lows of March and May of the prior year, the Company is unable to reasonably predict future oil prices and the impacts future oil prices will have on the Company.

Barnwell realized an average price for natural gas of $2.62 per Mcf during the year ended September 30, 2021, an increase of 60% from $1.64 per Mcf realized during the prior year.

Land Investment Segment

Future land investment payments and any future cash distributions from our investment in the Kukio Resort Land Development Partnerships are dependent upon the sale of the remaining nine residential lots within Increment I by KD I and potential future development or sale of the remaining portion of Increment II by KD II of Kaupulehu Lot 4A. The amount and timing of future land investment segment proceeds from percentage of sales payments and cash distributions from the Kukio Resort Land Development Partnerships are highly uncertain and out of our control, and there is no assurance with regards to the amounts of future sales of residential lots within Increments I and II. No definitive development plans have been made by the developer of Increment II as of the date of this report.

Barnwell estimates that it will be partially reliant upon land investment segment proceeds in order to provide sufficient liquidity to fund our operations in 2022 and beyond. However, there can be no assurance that the amount of future land investment segment proceeds will provide the liquidity required.

Contract Drilling Segment

Demand for water well drilling and/or pump installation and repair services is volatile and dependent upon land development activities within the state of Hawaii. Management currently estimates that well drilling activity for fiscal 2022 will be significantly lower than fiscal 2021 based upon the number and value of contracts in backlog.

Results of Operations

Summary

Net earnings attributable to Barnwell for fiscal 2021 totaled $6,253,000, an $11,009,000 increase in operating results from a net loss of $4,756,000 in fiscal 2020. The following factors affected the results of operations for the current fiscal year as compared to the prior fiscal year:

•

A $6,653,000 improvement in oil and natural gas segment operating results, before income taxes, primarily attributable to a decrease in the ceiling test impairment which was $4,326,000 in the prior year period, compared to a ceiling test impairment of $630,000 in the current year period. Also contributing to the increase was a significant increase in oil and natural gas prices in the current period as compared to the same period in the prior year;

•	A $5,441,000 increase in equity in income from affiliates as a result of increased operating results of the Kukio Resort Land Development Partnerships;

•	A $1,463,000 increase in land investment segment operating results, before non-controlling interests’ share of such profits, due to the sale of eight lots in the current period, whereas there were only two lot sales in the same period in the prior year;

•	A $2,341,000 gain recognized in the current year period from the termination of the Company’s Post-retirement Medical plan and $1,982,000 in gains from the sales of assets in the current year period;

•	A $3,214,000 decrease in contract drilling segment operating results, before income taxes, primarily resulting from decreased activity attributable to a significant well drilling contract as this contract was essentially completed as of December 31, 2020;

•	A $1,268,000 increase in general and administrative expenses primarily due to increases in share-based compensation expense, bonuses and director fees, and costs related to the cooperation and support agreement with the MRMP Stockholders in the current year period as compared to the same period in the prior year, partially offset by a reduction in legal fees in the current year period as compared to the same period in the prior year; and

•	A $1,336,000 gain recognized in the prior year period from the sale of the Company’s leasehold interest in a three-quarter of an acre contract drilling segment maintenance and storage yard in Honolulu, Hawaii, whereas there was no such gain in the current period.

General

Barnwell conducts operations in the U.S. and Canada. Consequently, Barnwell is subject to foreign currency translation and transaction gains and losses due to fluctuations of the exchange rates between the Canadian dollar and the U.S. dollar. Barnwell cannot accurately predict future fluctuations of the exchange rates and the impact of such fluctuations may be material from period to period. To date, we have not entered into foreign currency hedging transactions.

The average exchange rate of the Canadian dollar to the U.S. dollar increased 6% in fiscal 2021, as compared to fiscal 2020, and the exchange rate of the Canadian dollar to the U.S. dollar increased 5% at September 30, 2021, as compared to September 30, 2020. Accordingly, the assets, liabilities, stockholders’ equity and revenues and expenses of Barnwell’s subsidiaries operating in Canada have been adjusted to reflect the change in the exchange rates. Barnwell’s Canadian dollar liabilities are greater than its Canadian dollar assets; therefore, increases or decreases in the value of the Canadian dollar to the U.S. dollar generate other comprehensive loss or income, respectively. Other comprehensive income and losses are not included in net earnings (loss). Other comprehensive loss due to foreign currency translation adjustments, net of taxes, for fiscal 2021 was $283,000, a $137,000 change from other comprehensive loss due to foreign currency translation adjustments, net of taxes, of $146,000 in fiscal 2020. There were no taxes on other comprehensive loss due to foreign currency translation adjustments in fiscal 2021 and 2020 due to a full valuation allowance on the related deferred tax assets.

Oil and natural gas

Selected Operating Statistics

The following tables set forth Barnwell’s annual average prices per unit of production and annual net production volumes for fiscal 2021 as compared to fiscal 2020. Production amounts reported are net of royalties.

	Annual Average Price Per Unit
			Increase (Decrease)
	2021	2020	$	%
Natural gas (Mcf)*	$2.62	$1.64	$0.98	60%
Oil (Bbls)	$51.74	$33.85	$17.89	53%
Liquids (Bbls)	$31.92	$17.16	$14.76	86%

	Annual Net Production
			Increase (Decrease)
	2021	2020	Units	%
Natural gas (Mcf)	694,000	649,000	45,000	7%
Oil (Bbls)	147,000	153,000	(6,000)	(4)%
Liquids (Bbls)	24,000	21,000	3,000	14%

*  Natural gas price per unit is net of pipeline charges.

The oil and natural gas segment generated a $2,423,000 operating profit in fiscal 2021 before general and administrative expenses, an increase in operating results of $6,653,000 as compared to $4,230,000 of operating loss in fiscal 2020. There was a $630,000 ceiling test impairment included in the operating profit in the current year as compared to a $4,326,000 ceiling test impairment in the prior year.

Oil and natural gas revenues increased $3,561,000 (53%) from $6,693,000 in fiscal 2020 to $10,254,000 in fiscal 2021, primarily due to significant increases in oil, natural gas and natural gas liquids prices as compared to the same periods in the prior as prior year’s commodity prices were impacted by the COVID-19 pandemic.

Oil and natural gas operating expenses increased $1,706,000 (35%) from $4,850,000 in fiscal 2020 to $6,556,000 in fiscal 2021, primarily due to equalization of operating costs related to processing facilities and workovers in the current year period and to a lesser degree due to carbon taxes, whereas there were no such costs in the prior year period, as well as due to lower operating costs in the prior year period due to the aforementioned low commodity prices.

Oil and natural gas segment depletion decreased $1,102,000 from $1,747,000 in fiscal 2020 to $645,000 in fiscal 2021, primarily due to a decrease in the depletion rate for the current year period, as compared to the same period in prior year, due primarily to impairment write-downs in the prior year.

Net oil production during the fiscal year ended September 30, 2021 decreased 4% due largely to a natural decline in oil production from the Spirit River area as compared to the prior year period. In addition, the Company sold its oil and natural gas properties in the Spirit River area in July 2021. The decrease was partially offset by an increase in production from the Twining area due largely to the acquisition of additional wells in the area. Net natural gas and natural gas liquids production increased 7% and 14%, respectively, as compared to the same period of the prior year, also due largely to the acquisition of additional wells in the Twining area, partially offset by a decrease in production due to the sale of oil and natural gas properties in the Hillsdown area in April 2021.

While oil prices have recovered from the significant lows of March through May of the prior year, the Company is unable to reasonably predict future oil prices and the impacts future oil prices will have on the Company.

Sale of interest in leasehold land

Kaupulehu Developments is entitled to receive a percentage of the gross receipts from the sales of lots and/or residential units in Increment I by KD I.

The following table summarizes the revenues received from KD I and the amount of fees directly related to such revenues:

	Year ended September 30,
	2021	2020
Sale of interest in leasehold land:
Revenues - sale of interest in leasehold land	$1,738,000	$325,000
Fees - included in general and administrative expenses	(212,000)	(40,000)
Sale of interest in leasehold land, net of fees paid	$1,526,000	$285,000

During the year ended September 30, 2021, Barnwell received $1,738,000 in percentage of sales payments from KD I from the sale of eight single-family lots within Phase II of Increment I. During the year ended September 30, 2020, Barnwell received $325,000 in percentage of sales payments from KD I from the sale of two single-family lots within Phase II of Increment I.

Subsequent to the close of the year ended September 30, 2021, Kaupulehu Developments received percentage of sales payments totaling $600,000 from the sale of three lots within Phase II of Increment I. Financial results from the receipt of these payment will be reflected in Barnwell’s quarter ending December 31, 2021. Accordingly, with the inclusion of the lot sales subsequent to September 30, 2021, six single-family lots of the 80 lots developed within Increment I remained to be sold as of the date of this report. The Company does not have a controlling interest in Increments I and II, and there is no assurance with regards to the amounts of future sales from Increments I and II, or that the remaining acreage within Increment II will be developed. No definitive development plans have been made by the developer of Increment II as of the date of this report.

Contract drilling

Contract drilling revenues and costs are associated with well drilling and water pump installation, replacement and repair in Hawaii.

Contract drilling revenues decreased $5,185,000 (47%) to $5,809,000 in fiscal 2021, as compared to $10,994,000 in fiscal 2020, and contract drilling costs decreased $1,958,000 (26%) to $5,555,000 in fiscal 2021, as compared to $7,513,000 in fiscal 2020. The contract drilling segment generated an $89,000 operating loss before general and administrative expenses during fiscal 2021, a decrease in operating results of $3,214,000 as compared to an operating profit before general and administrative expenses of $3,125,000 in fiscal 2020. The decrease in operating results was primarily due to a significant well drilling contract in the prior year period. The significant well drilling contract was for multiple wells and was based on a fixed rate per day or fixed rate per hour, depending upon the activity, as opposed to the Company’s typical contracts that are based on a fixed price per lineal foot drilled. Up to three drilling rigs were being used at this job during the prior year period with crews working extended hours. However, activity related to this contract was essentially completed in the quarter ended December 31, 2020 and thus contract drilling revenues and costs have decreased in the current year period as compared to the same period of the prior year.

At September 30, 2021, there was a backlog of six well drilling and ten pump installation and repair contracts, of which five well drilling and nine pump installation and repair contracts were in progress as of September 30, 2021. The backlog of contract drilling revenues as of December 1, 2021 was approximately $9,500,000, of which $5,900,000 is expected to be realized in fiscal 2022 with the remainder to be recognized in the following fiscal year. Based on these contracts in backlog, contract drilling segment operating profit is estimated to be higher in fiscal 2022 as compared to fiscal 2021.

In the quarter ended December 31, 2019, the Company experienced the failure of a hole opener which broke apart leaving pieces in the bottom of a water well being drilled in Hawaii. Efforts to remove the items from the well were unsuccessful through the quarter ended March 31, 2020 and subsequently the Company determined that the well should be abandoned and a new well drilled at no incremental cost to the customer as per the terms of the contract. Accordingly, all the costs to drill and abandon the first well, which are all wasted costs, were excluded from the measurement of progress toward contract completion and all such costs were fully accrued in the quarter ended March 31, 2020, as this contract was determined to be a loss job. In September 2020, while making progress towards the drilling of a replacement well in different location, the drill string twisted off and became lodged in the well borehole, which required a stoppage of drilling and the need to dislodge and retrieve the broken drill string. Accordingly, the estimated total rework costs to remediate the situation was accrued at September 30, 2020. In January 2021, the broken drill string was retrieved from the well borehole and drilling of the replacement well recommenced.

In the year ended September 30, 2019, two of the water wells drilled by the contract drilling segment for one customer were determined to not meet the contract specifications for plumbness. Subsequently, in the quarter ended March 31, 2020, the Company executed a separate five-year warranty agreement with the customer for one of the wells that did not meet plumbness. Under the terms of the agreement, if the lack of plumbness is determined to be the cause of a pump failure within the warranty period, the Company would be obligated to replace the pump at no cost to the customer. If the Company is unable to replace the pump using industry-standard methods, or if there are two or more pump failures attributable to lack of plumbness within the five-year warranty period, the Company would be obligated to drill a new well at no cost to the customer. Negotiations with the customer are currently ongoing for the other well that the customer claims did not meet plumbness despite the fact that the independent consulting engineer for the job concluded that the most recent plumbness test, completed after the well was cased with casing cemented into place as per the contract, showed that the well meets the plumbness specifications of the contract. Management believes the degrees of deviation for both wells are not impactful to the performance of the submersible pumps that will be installed in those wells. Accordingly, no accruals have been recorded as of September 30, 2021 as there is no probable or estimable contingent liability.

In July 2020, the Staff of the State of Hawaii’s Commission on Water Resource Management (“Commission”) circulated a draft of a proposed recommendation to the Commission under which the Company, the water utility, the water utility’s independent hydrologist firm and the owner of the land on which the two aforementioned water wells were drilled would be assessed penalty fines because each of the wells were calculated to have been drilled beyond the depth permitted by the permit. The wells were drilled to a depth to penetrate certain layers of impermeable rock necessary to access the aquifer at the instructions and on the advice of the hydrologist hired by the owner of the well. The Company’s share of the proposed penalties and fines was originally calculated to approximately $1,200,000. Subsequently, the Staff of the Commission acknowledged that one well had not been drilled to a depth beyond its permitted depth and the fines on that well were eliminated. Additionally, the fines applicable to the depth of the second well were dropped in lieu of the parties entering into an agreement to perform a water quality study and repurpose a current well into a monitoring well. Accordingly, the Company recorded a contingent liability of approximately $300,000 at September 30, 2020 and no subsequent revision to the accrual has been recorded as of September 30, 2021.

There has been a significant decrease in demand for water well drilling contracts in recent years that has generally led to increased competition for available contracts and lower margins on awarded contracts. The Company is unable to predict the near-term and long-term availability of water well drilling and pump installation and repair contracts as a result of this volatility in demand. While the Company’s contract drilling segment remained operational throughout fiscal 2020 and 2021 and continues to work, the continuing potential impact of COVID-19 on the health of our contract drilling segment’s crew and ability or desire for customers to continue such work is uncertain, and any discontinuation of contracts currently in backlog for any reason would result in a material adverse impact to the Company’s financial condition and outlook.

General and administrative expenses

General and administrative expenses increased $1,268,000 (22%) to $7,088,000 in fiscal 2021, as compared to $5,820,000 in fiscal 2020. The increase was primarily due to increases in share-based compensation expense, bonuses and director fees, and costs related to the cooperation and support agreement with the MRMP Stockholders as discussed below, in the current year period as compared to the same period in the prior year. The increase was partially offset by a reduction in fees related to legal services, proxy solicitation, proxy advisory, and public relation costs in the current year period as compared to the same period in the prior year.

In January 2021, the Company entered into a cooperation and support agreement with MRMP-Managers LLC, Ned L. Sherwood Revocable Trust, Ned L. Sherwood and Bradley M. Tirpak (collectively, the “MRMP Stockholders”), with respect to the potential proxy contest pertaining to the election of directors to our Board of Directors. Pursuant to the terms of the agreement, among other things, the Company and the MRMP Stockholders agreed on certain nominations and voting with respect to the directors nominated to stand for reelection to the Board of Directors at the 2021 annual meeting of stockholders, which was held on April 20, 2021. The Company agreed to reimburse the MRMP Stockholders for their reasonable, documented out-of-pocket fees and expenses (including legal expenses) of up to a maximum of $300,000 in connection with the MRMP Stockholders’ election contest at the Company’s 2020 annual meeting of stockholders and the negotiation of this agreement and accordingly, incurred approximately $296,000 in expenses related to this agreement in the year ended September 30, 2021.

Depletion, depreciation, and amortization

Depletion, depreciation, and amortization decreased $1,184,000 (55%) in fiscal 2021 as compared to fiscal 2020 primarily due to a decrease in the oil and natural gas depletion rates as a result of ceiling test impairment write-downs in the prior year as discussed in the “Oil and natural gas” section above.

Impairment of assets

Under the full cost method of accounting, the Company performs quarterly oil and natural gas ceiling test calculations. There was a ceiling test impairment of $630,000 during the year ended September 30, 2021. There was a $4,326,000 ceiling test impairment during the year ended September 30, 2020.

Changes in the mandated 12-month historical rolling average first-day-of-the-month prices for oil, natural gas and natural gas liquids prices, the value of reserve additions as compared to the amount of capital expenditures to obtain them, and changes in production rates and estimated levels of reserves, future development costs and the estimated market value of unproved properties, impact the determination of the maximum carrying value of oil and natural gas properties.

In September 2021, the Company designated a contract drilling segment drilling rig and related ancillary equipment, with an aggregate net carrying value of $725,000, as assets held for sale and recorded an impairment of $38,000 to reduce the value of these assets to its fair value, less estimated selling costs. The fair value of these assets in the aggregate amount of $687,000 is recorded as “Assets held for sale” on the Company’s Consolidated Balance Sheet at September 30, 2021.

During the year ended September 30, 2020, the Company recorded a $50,000 impairment in the carrying value of its investment in leasehold land interest in Lot 4C as a result of recent uncertainty regarding the timing of future development and potential use of water rights within Lot 4C prior to the expiration of the lease term. The lease terminates in December 2025.

Gain on termination of Post-Retirement Medical plan

In June 2021, the Company terminated its Post-retirement Medical plan, which covered officers of the Company who had attained at least 20 years of service of which at least 10 years were at the position of Vice President or higher, their spouses and qualifying dependents, effective June 4, 2021. Pursuant to the Post-retirement Medical plan document, the Company, as the sponsor of the Post-retirement Medical plan, had the right to terminate the plan within sixty days’ notice to each participant and the plan may be terminated by the resolution of the Board of the Directors of the Company. Further, under the terms of the plan document, the participants in the Post-retirement Medical plan were not entitled to any unpaid vested benefits thereunder upon plan termination. The Post-retirement Medical plan was an unfunded plan and the Company funded benefits when payments were made. As a result of the plan termination, the Company recognized a non-cash gain of $2,341,000 during the year ended September 30, 2021.

Gain on sale of assets

On July 8, 2021, Barnwell entered into and completed a purchase and sale agreement with an independent third party and sold its interests in certain natural gas and oil properties located in the Spirit River area of Alberta, Canada. The sales price per the agreement was adjusted for customary purchase price adjustments to $1,047,000 in order to, among other things, reflect an economic effective closing date of sale of July 8, 2021. From Barnwell’s net proceeds, $526,000 was withheld for remittance by the buyers to the Canada Revenue Agency for potential amounts due for Barnwell’s Canadian income taxes related to the sale.

The difference in the relationship between capitalized costs and proved reserves of the Spirit River properties sold as compared to the properties retained by Barnwell was significant as there was a 93% difference in capitalized costs divided by proved reserves if the gain was recorded versus the gain being credited against the full-cost pool. Accordingly, Barnwell recorded a gain on the sale of Spirit River of $818,000 in the year ended September 30, 2021 in accordance with the guidance in Rule 4-10(c)(6)(i) of Regulation S-X of the rules and regulations of the SEC, which requires an allocation of capitalized costs to the reserves sold and reserves retained on the basis of the relative fair values of the properties as there was a substantial economic difference between the properties sold and those retained. Also included in the gain calculation were asset retirement obligations of $77,000 assumed by the purchaser.

On September 30, 2021, the Company’s Honolulu corporate office was sold for approximately $1,864,000, net of related costs, resulting in a gain of $1,164,000, which was recognized in the year ended September 30, 2021.

In March 2020, the Company sold its leasehold interest in a three-quarter of an acre contract drilling segment maintenance and storage yard in Honolulu, Hawaii to an unrelated third party for a $1,100,000 cash payment. As a result of the sale transaction, the Company recognized a gain of $1,336,000, inclusive of a $236,000 gain from the reversal of the storage yard’s lease liability in excess of the right-of-use asset, in the year ended September 30, 2020.

Equity in income of affiliates

Barnwell’s investment in the Kukio Resort Land Development Partnerships is accounted for using the equity method of accounting. Barnwell was allocated partnership income of $5,793,000 in fiscal 2021, as compared to allocated income of $352,000 in fiscal 2020. The increase in the allocated partnership income is primarily due to the Kukio Resort Land Development Partnerships’ sale of eight lots during the current year, whereas there were two lot sales in the prior year. In addition, there was a significant increase in real estate resale activity in the current year period for which the Kukio Resort Land Development Partnerships’ real estate sales office earns commissions revenue, as well as an increase in the Kukio Resort Land Development Partnerships’ revenues related to an increase in club memberships sold.

The increase is also attributed to distributions received from the Kukio Resort Land Development Partnerships in excess of our investment balance of $654,000 which was recorded as income during the year ended September 30, 2021 and $459,000 in preferred return payments received from KKM in the year ended September 30, 2021.

During the year ended September 30, 2021, the Company received cumulative distributions from the Kukio Resort Land Development Partnerships in excess of our investment balance and in accordance with applicable accounting guidance, the Company suspended its equity method earnings recognition and reduced its Kukio Resort Land Development Partnership investment balance to zero as of September 30, 2021. In addition, the Company recorded the distributions received in excess of our investment balance of $654,000 as equity in income of affiliates during the year ended September 30, 2021. The Company records the distributions in excess of our investment in the Kukio Resort Land Development Partnerships as income because the distributions are not refundable by agreement or by law and the Company is not liable for the obligations of or otherwise committed to provide financial support to the Kukio Resort Land Development Partnerships. The Company will record future equity method earnings only after our share of the Kukio Resort Land Development Partnership’s cumulative earnings during the suspended period exceeds our share of the Kukio Resort Land Development Partnership’s income recognized for the excess distributions.

Barnwell has the right to receive distributions from the Kukio Resort Land Development Partnerships via its non-controlling interests in KD Kona and KKM, based on its respective partnership sharing ratios of 75% and 34.45%, respectively. Additionally, Barnwell was entitled to a preferred return from KKM on any allocated equity in income of the Kukio Resort Land Development Partnerships in excess of its partnership sharing ratio for cumulative distributions to all of its partners in excess of $45,000,000 from those partnerships. Cumulative distributions from the Kukio Resort Land Development Partnerships have reached the $45,000,000 threshold and in the quarter ended December 31, 2020, the Kukio Resort Land Development Partnerships made distributions in excess of the threshold out of the proceeds from the sale of two lots in Increment I. Accordingly, Barnwell received a total of $459,000 in preferred return payments, which is reflected as an additional equity pickup in the “Equity in income of affiliates” line item on the accompanying Consolidated Statement of Operations for the year ended September 30, 2021. The preferred return payments received in the quarter ended December 31, 2020 brought the cumulative preferred return total to $656,000, which is the total amount Barnwell was entitled to, and thus there is no more preferred return outstanding as of September 30, 2021.

During the year ended September 30, 2021, Barnwell received net cash distributions in the amount of $6,011,000 from the Kukio Resort Land Development Partnerships after distributing $683,000 to non-controlling interests. Of the $6,011,000 net cash distribution received from the Kukio Resort Land Development Partnerships, $459,000 represented a partial payment of the preferred return from KKM, as discussed above.

During the year ended September 30, 2020, Barnwell received net cash distributions in the amount of $360,000 from the Kukio Resort Land Development Partnerships after distributing $20,000 to non-controlling interests. Of the $360,000 net cash distribution received from the Kukio Resort Land Development Partnerships, $197,000 represented a partial payment of the preferred return from KKM.

Subsequent to the close of the year ended September 30, 2021, Kaupulehu Developments received percentage of sales payments totaling $600,000 from the sale of three lots within Phase II of Increment I. Financial results from the receipt of these payment will be reflected in Barnwell’s quarter ending December 31, 2021. Accordingly, with the inclusion of the lot sales subsequent to September 30, 2021, six single-family lots of the 80 lots developed within Increment I remained to be sold as of the date of this report. The Company does not have a controlling interest in Increments I and II, and there is no assurance with regards to the amounts of future sales from Increments I and II, or that the remaining acreage within Increment II will be developed. No definitive development plans have been made by the developer of Increment II as of the date of this report.

Income taxes

The components of earnings (loss) before income taxes, after adjusting the earnings (loss) for non-controlling interests, are as follows:

	Year ended September 30,
	2021	2020
United States	$5,436,000	$1,518,000
Canada	1,149,000	(6,271,000)
	$6,585,000	$(4,753,000)

Barnwell’s effective consolidated income tax rate for fiscal 2021, after adjusting earnings (loss) before income taxes for non-controlling interests, was 5% as compared to nil for fiscal 2020.

Consolidated taxes do not bear a customary relationship to pretax results due primarily to the fact that the Company is taxed separately in Canada based on Canadian source operations and in the U.S. based on consolidated operations, and essentially all deferred tax assets, net of relevant offsetting deferred tax liabilities, are not estimated to have a future benefit as tax credits or deductions. Income from our non-controlling interest in the Kukio Resort Land Development Partnerships is treated as non-unitary for state of Hawaii unitary filing purposes, thus unitary Hawaii losses provide limited sheltering of such non-unitary income. Income from our investment in the Oklahoma oil venture is 100% allocable to Oklahoma, and therefore, receives no benefit from consolidated or unitary losses.

On June 28, 2019, the Government of Alberta reduced its corporate income tax rate from 12% to 11%, effective July 1, 2019, with further reductions in the rate by 1% on January 1 of every year until it reaches 8% on January 1, 2022. On June 29, 2020, the Government of Alberta introduced Alberta’s Recovery Plan which will, among other things, reduce Alberta’s general corporate income tax rate to 8% (from 10%) effective July 1, 2020. This reduction was enacted in the quarter ended December 31, 2020. Canadian deferred tax assets and liabilities have been measured using the enacted tax rates in effect for the year in which the differences are expected to reverse. Alberta rate changes have no significant impact to earnings/loss as a result of a full valuation allowance being applied to Canadian deferred tax assets.

Net earnings attributable to non-controlling interests

Earnings and losses attributable to non-controlling interests represent the non-controlling interests’ share of revenues and expenses related to the various partnerships and joint ventures in which Barnwell has controlling interests and consolidates.

Net earnings attributable to non-controlling interests totaled $950,000 in fiscal 2021, as compared to net earnings attributable to non-controlling interests of $79,000 in fiscal 2020. The $871,000 (1,103%) increase is primarily due to increases in the amount of Kukio Resort Land Development Partnerships’ income and percentage of sales proceeds received in the current year period as compared to the same period in the prior year.

Retirement plans curtailment

In December 2019, the Company’s Board of Directors approved a resolution to freeze all future benefit accruals for all participants under the Company’s defined benefit pension plan (“Pension Plan”) and Supplemental Executive Retirement Plan (“SERP”) effective December 31, 2019. Consequently, current participants in the Pension Plan and SERP no longer accrue new benefits under the plans and new employees of the Company are no longer eligible to enter the Pension Plan and SERP as participants after December 31, 2019. The freezing of the Pension Plan and SERP triggered a curtailment which required a remeasurement of the projected benefit obligations of the Pension Plan and SERP and resulted in a $1,726,000 reduction in unrecognized pension benefit costs that were previously included in accumulated other comprehensive loss, with a corresponding curtailment gain in other comprehensive income which was recorded during the year ended September 30, 2020.

Inflation

The effect of inflation on Barnwell has generally been to increase its cost of operations, general and administrative costs and direct costs associated with oil and natural gas production and contract drilling operations. Oil and natural gas prices realized by Barnwell are essentially determined by world prices for oil and western Canadian/Midwestern U.S. prices for natural gas.

Impact of Recently Issued Accounting Standards on Future Filings

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss model with an expected loss model referred to as the current expected credit loss (“CECL”) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including but not limited to trade receivables. This ASU is effective for annual reporting periods beginning after December 15, 2022, and interim periods within those annual periods. The FASB has subsequently issued other related ASUs which amend ASU 2016-13 to provide clarification and additional guidance. The Company is currently evaluating the impact of these standards.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. This ASU is effective for annual reporting periods beginning after December 15, 2020 and interim periods within those annual periods, with early adoption permitted. The adoption of this update is not expected to have a material impact on Barnwell’s consolidated financial statements.

Liquidity and Capital Resources

Barnwell’s primary sources of liquidity are cash on hand, cash flow generated by operations, land investment segment proceeds, and starting in fiscal 2021, funds generated by the ATM program. At September 30, 2021, Barnwell had $12,134,000 in working capital.

Cash Flows

Cash flows provided by operating activities totaled $831,000 for fiscal 2021, as compared to cash flows provided by operating activities of $750,000 for the same period in fiscal 2020. This $81,000 change in operating cash flows was primarily due to a significant increase in distributions of income from the Kukio Resort Land Development Partnerships in the current year period, as compared to the prior year, and higher operating results, before non-cash impairment expenses, for the oil and natural gas segment, which was partially offset by significantly lower operating results for the contract drilling segment in the current year period as compared to the prior year period. The change was also due to fluctuations in working capital, primarily attributed to fluctuations in other current assets and accounts payable in the current period as compared to the prior year period.

Net cash provided by investing activities totaled $3,686,000 for fiscal 2021, as compared to net cash used in investing activities of $833,000 for fiscal 2020. The $4,519,000 increase in investing cash flows was primarily due to a decrease of $1,193,000 in cash paid for oil and natural gas capital expenditures, a $1,241,000 increase in percentage of sales proceeds received, net of fees, an increase of $1,344,000 received in distributions from equity investees in excess of earnings, and a net increase of $764,000 in proceeds from the sale of assets related to the sale of the Company’s Honolulu corporate office in the current year period and the sale of the Company’s leasehold interest in a three-quarter of an acre contract drilling segment maintenance and storage yard in Honolulu, Hawaii in the prior year period.

Cash flows provided by financing activities totaled $2,192,000 for fiscal 2021, as compared to cash flows provided by financing activities of $60,000 for fiscal 2020. The $2,132,000 change in financing cash flows was primarily attributed to $3,179,000 in proceeds from issuance of stock, net of costs, related to the Company’s ATM offering in the current year period as compared to none in the prior year period, which was partially offset by an increase of $947,000 in distributions to non-controlling interests in the current year period.

Paycheck Protection Program Loan

On April 28, 2020, the Company, as obligor, entered into a promissory note evidencing an unsecured loan in the approximate amount of $147,000 under the Paycheck Protection Program (“PPP”) pursuant to the Coronavirus Aid, Relief, and Economic Security Act (“CARES”) that was signed into law in March 2020. The note was to mature two years after the date of the loan disbursement with interest at a fixed annual rate of 1.00%, and with the principal and interest payments deferred until ten months after the last day of the covered period. In April 2021, the Company was notified by the lender of our PPP loan that the entire PPP loan amount and related accrued interest was forgiven by the Small Business Administration. As a result of the loan forgiveness, the Company recognized a gain on debt extinguishment of $149,000 during the year ended September 30, 2021.

Canada Emergency Business Account Loan

In the quarter ended December 31, 2020, the Company’s Canadian subsidiary, Barnwell of Canada, received a loan of CAD$40,000 under the Canada Emergency Business Account (“CEBA”) loan program for small businesses. In the quarter ended March 31, 2021, the Company applied for an increase to our CEBA loan and received an additional CAD$20,000 for a total loan amount received of CAD$60,000 ($47,000) under the program. The CEBA loan is interest-free with no principal payments required until December 31, 2022, after which the remaining loan balance is converted to a three year term loan at 5% annual interest paid monthly. If the Company repays 66.6% of the principal amount prior to December 31, 2022, there will be loan forgiveness of 33.3% up to a maximum of CAD$20,000.

At The Market Offering

On March 16, 2021, the Company entered into a Sales Agreement with A.G.P./Alliance Global Partners (“A.G.P,”), with respect to the ATM pursuant to which the Company may offer and sell, from time to time, shares of its common stock, par value $0.50 per share, having an aggregate sales price of up to $25 million (subject to certain limitations at any time our public float remains under $75 million), through or to A.G.P as the Company’s sales agent or as principal. Sales of our common stock under the ATM, if any, will be made by any methods deemed to be “at the market offerings” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on the NYSE American, on any other existing trading market for our Common Stock, or to or through a market maker. Shares of common stock sold under the ATM are offered pursuant to the Company’s Registration Statement on Form S-3 (File No. 333-254365), filed with the Securities and Exchange Commission on March 16, 2021, and declared effective on March 26, 2021 (the “Registration Statement”), and the prospectus dated March 26, 2021, included in the Registration Statement.

The sale of shares under the ATM began in May 2021 and as of September 30, 2021, the Company sold 1,167,987 shares of common stock resulting in net proceeds of $3,784,000 after commissions and fees of $123,000.

Going Concern

Our ability to sustain our business in the future will depend on the sufficiency of our cash on hand, oil and natural gas operating cash flows, which are highly sensitive to volatile oil and natural gas prices, contract drilling operating cash flows, which are subject to large changes in demand, and future land investment segment proceeds and distributions from the Kukio Resort Land Development Partnerships, the timing of which are both highly uncertain and not within Barnwell’s control. A sufficient level of such cash and cash inflows are necessary to fund discretionary oil and natural gas capital expenditures, which must be economically successful to provide sufficient returns, as well as fund our non-discretionary outflows such as oil and natural gas asset retirement obligations and ongoing operating and general and administrative expenses. In addition, as discussed in the “Asset Retirement Obligation” section of “Liquidity and Capital Resources,” a significant amount of funds will be required to be put on deposit with Canadian regulatory authorities to fund abandonments at the Company’s oil and natural gas properties in the Manyberries area. Other sources and potential sources of funding are discussed below.

In fiscal 2020, the Company listed its corporate office on the 29th floor of a commercial office building in downtown Honolulu, Hawaii for sale and on September 30, 2021, the Company’s Honolulu corporate office was sold for approximately $1,864,000, net of related costs.

On March 16, 2021, the Company initiated an at-the-market offering program (“ATM”) pursuant to which the Company may offer and sell, from time to time, shares of its common stock under price and volume guidelines set by the Company’s Board of Directors and the terms and conditions described in the Registration Statement. The sale of shares under the ATM began in May 2021 and as of September 30, 2021, the Company sold 1,167,987 shares of common stock resulting in net proceeds of $3,784,000 after commissions and fees of $123,000.

In April 2021, the Company re-initiated the marketing of its non-core oil and natural gas properties in the Spirit River, Wood River, Medicine River, Kaybob, Bonanza, Balsam and Thornbury areas for sale. On July 8 2021, Barnwell entered into and completed a purchase and sale agreement with an independent third party and sold its interests in certain natural gas and oil properties located in the Spirit River area of Alberta, Canada. The sales price per the agreement was adjusted for customary purchase price adjustments to $1,047,000 in order to, among other things, reflect an economic effective closing date of sale of July 8, 2021. From Barnwell’s net proceeds, $526,000 was withheld for remittance by the buyers to the Canada Revenue Agency for potential amounts due for Barnwell’s Canadian income taxes related to the sale. Negotiations regarding the potential sales of other non-core oil and natural gas properties is ongoing, however there is no assurance that the sale of any of the other non-core properties will occur.

We have experienced a trend of losses and negative operating cash flows in three of the last four years. During fiscal 2020 and 2021, continuing uncertainties regarding the impacts of the COVID-19 pandemic on our business and the sufficiency of our cash balances and future cash inflows as described above raised substantial doubt about our ability to meet our estimated cash outflows or continue as a going concern. However, due to the $3,784,000 of net proceeds raised by the ATM through September 30, 2021, the proceeds received from the sale of the Company’s corporate office and its interests in certain natural gas and oil properties in the Spirit River area, as well as the $7,156,000 of net cash inflows in the year ended September 30, 2021 from land segment percentage of sales proceeds and distributions from the Kukio Resort Land Development Partnerships, substantial doubt about our ability to meet our estimated cash outflows or continue as a going concern for one year from the date of the filing of this report has been overcome.

NYSE American Continued Listing Standard

On January 13, 2020, the Company received notice from the NYSE American that the Company was not in compliance with Section 1003(a)(i) and Section 1003(a)(ii) of the NYSE American Company Guide (the “Guide”), which respectively require an issuer to have (i) stockholders’ equity of $2.0 million or more if such issuer reported losses from continuing operations and/or net losses in two of its three most recent fiscal years and (ii) stockholders’ equity of $4.0 million or more if such issuer reported losses from continuing operations and/or net losses in three of its four most recent fiscal years, since we reported stockholders’ equity of $1.2 million as of September 30, 2019 and net losses in three of the last four most recent fiscal years then ended, and that the Company’s common stock could be at risk of being delisted.

In accordance with the NYSE American’s policies and procedures, we subsequently submitted a plan (the “Plan”) to the NYSE American detailing the steps we planned to take to raise our stockholders’ equity above $4.0 million and regain compliance with Section 1003(a)(i) and Section 1003(a)(ii) of the Guide. On April 2, 2020, the NYSE American notified the Company that it accepted the Plan and granted the Company an extension for its continued listing until July 13, 2021.

On July 13, 2021, the Company filed a Form 8-K report with the Securities and Exchange Commission announcing that the Company’s pro forma stockholders’ equity (unaudited) as of July 13, 2021 was projected to be above the $4.0 million required to comply with Section 1003(a)(i) and Section 1003(a)(ii) of the Guide. Accordingly, in a letter dated July 14, 2021, the NYSE American determined the Company had resolved the continued listing deficiency with respect to Section 1003(a)(i) and Section 1003(a)(ii) of the Guide and notified the Company that it had successfully regained compliance with the NYSE American continued listing standards.

Oil and Natural Gas Capital Expenditures

Barnwell’s oil and natural gas capital expenditures, including accrued capital expenditures and acquisitions of oil and natural gas properties and excluding additions and revisions to estimated asset retirement obligations, decreased $934,000 from $3,151,000 in fiscal 2020 to $2,217,000 in fiscal 2021.

The Company participated in the drilling of seven gross (0.20 net) non-operated wells in Oklahoma during the year ended September 30, 2021. Capital expenditures incurred by the Company for these Oklahoma wells totaled $1,178,000 for the year ended September 30, 2021. One gross (0.04 net) well was completed and the well began flowback production in late May 2021 and the Company’s share of net production, after royalties, from this well was 1,000 barrels of oil, 4,000 MCF of natural gas and 1,000 barrels of natural gas liquids through September 30, 2021. The remaining six gross (0.16 net) wells were all producing in October 2021.

The Company did not drill or participate in the drilling of wells in Canada during the year ended September 30, 2021. Drilling opportunities in the Company’s core Twining area are being investigated for potential investment in the forthcoming months.

Oil and Natural Gas Property Acquisitions and Dispositions

Dispositions

In April 2021, Barnwell entered into a purchase and sale agreement with an independent third party and sold its interests in properties located in the Hillsdown area of Alberta, Canada. The sales price per the agreement was adjusted for customary purchase price adjustments to $132,000 in order to, among other things, reflect an economic effective date of October 1, 2020. $72,000 of the sales proceeds was withheld by the buyers for potential amounts due for Barnwell’s Canadian income taxes related to the sale. The final determination of the customary adjustments to the purchase price has not yet been made, however it is not expected to result in a material adjustment. The proceeds were credited to the full cost pool, with no gain or loss recognized, as the sale did not result in a significant alteration of the relationship between capitalized costs and proved reserves.

In April 2021, the Company re-initiated the marketing of its non-core oil and natural gas properties in the Spirit River, Wood River, Medicine River, Kaybob, Bonanza, Balsam and Thornbury areas for sale. On July 8, 2021, Barnwell entered into and completed a purchase and sale agreement with an independent third party and sold its interests in certain natural gas and oil properties located in the Spirit River area of Alberta, Canada. The sales price per the agreement was adjusted for customary purchase price adjustments to $1,047,000 in order to, among other things, reflect an economic effective closing date of sale of July 8, 2021. From Barnwell’s net proceeds, $526,000 was withheld for remittance by the buyers to the Canada Revenue Agency for potential amounts due for Barnwell’s Canadian income taxes related to the sale.

The difference in the relationship between capitalized costs and proved reserves of the Spirit River properties sold as compared to the properties retained by Barnwell was significant as there was a 93% difference in capitalized costs divided by proved reserves if the gain was recorded versus the gain being credited against the full-cost pool. Accordingly, Barnwell recorded a gain on the sale of Spirit River of $818,000 in the year ended September 30, 2021 in accordance with the guidance in Rule 4-10(c)(6)(i) of Regulation S-X of the rules and regulations of the SEC, which requires an allocation of capitalized costs to the reserves sold and reserves retained on the basis of the relative fair values of the properties as there was a substantial economic difference between the properties sold and those retained. Also included in the gain calculation were asset retirement obligations of $77,000 assumed by the purchaser.

Negotiations regarding the potential sales of other non-core oil and natural gas properties is ongoing, however there is no assurance that the sale of any of the other non-core properties will occur.

In the quarter ended December 31, 2019, Barnwell entered into a purchase and sale agreement with an independent third party and sold its interests in properties located in the Progress area of Alberta, Canada. The sales price per the agreement was adjusted for customary purchase price adjustments to $594,000 in order to, among other things, reflect an economic effective date of October 1, 2019. The proceeds were credited to the full cost pool, with no gain or loss recognized, as the sale did not result in a significant alteration of the relationship between capitalized costs and proved reserves.

Acquisitions

In April 2021, Barnwell acquired additional working interests in oil and natural gas properties located in the Twining area of Alberta, Canada for cash consideration of $348,000. The purchase price per the agreement was adjusted for customary purchase price adjustments to reflect the economic activity from the effective date to the closing date. The final determination of the customary adjustments to the purchase price has not yet been made, however it is not expected to result in a material adjustment.

There were no significant amounts paid for oil and natural gas property acquisitions during the year ended September 30, 2020.

Asset Retirement Obligation

In September 2019, the AER issued an abandonment/closure order for all wells and facilities in the Manyberries area which had been largely operated by LGX, an operating company that went into receivership in 2016. The estimated asset retirement obligation for the Company’s interest in the wells and facilities in the Manyberries area is included in “Asset retirement obligation” in the Consolidated Balance Sheets. Many 100% LGX-owned wells are to be reclaimed by the OWA. However, as next largest interest holder in 82 of the wells and 7 facilities formerly operated by LGX, averaging 11%, the Company is required to take care and custody of those properties and to coordinate their closure. This area has unique access issues as a result of an Emergency Protection Order to protect the Sage Grouse under the Canadian Government’s Species at Risk Act. Access is limited to a window of mid-September to the end of November each year.

Recently, the OWA created a WIP program for specific areas where there are a significant number of orphaned wells to abandon. The OWA has the ability and expertise to abandon wells using its internal resources and network of service providers resulting in efficiencies that companies such as Barnwell, would not be able to obtain on its own. Under the WIP program, the Company would be required to provide payment for only Barnwell’s working interest share, however, all WIP’s would have to participate in the program for the OWA to begin its work. In March 2021, the Company was notified by the OWA that Barnwell’s Manyberries wells were confirmed to be in the WIP program.

Under the new agreement with the OWA, the Company is required to pay the abandonment and reclamation costs in advance through a cash deposit. The total cash deposit amount was calculated to be approximately $1,525,000 and the Company paid $888,000 of the total deposit in July and August 2021 and will need to pay the remaining balance of $637,000 by August 2022. The Company revised its Manyberries ARO liability based on the OWA’s revised abandonment and reclamation estimates, which resulted in an increase of approximately $213,000 in the current year. The increase in the ARO liability was a result of higher reclamation and remediation costs than anticipated, partially offset by lower abandonment estimates. Based on a review of the details of the cash deposit calculation provided by the OWA, which includes amounts added for possible contingencies, the Company believes the required cash deposit amount by the OWA is higher than the actual costs of the asset retirement obligation for the Manyberries wells and that any excess of the deposit over actual asset retirement costs for the first phase of the work would be credited toward the second phase of the work. A remaining excess deposit, if any, would ultimately be refunded to the Company upon completion of all of the work.

Contractual Obligations

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

Contingencies

For a detailed discussion of contingencies, see Note 18 in the “Notes to Consolidated Financial Statements” in Item 8 of this report.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Stockholders and Board of Directors of
Barnwell Industries, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Barnwell Industries, Inc. and subsidiaries (the Company) as of September 30, 2021 and 2020, and the related consolidated statements of operations, comprehensive income (loss), equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimation of Proved Reserves Impacting the Recognition and Valuation of Depletion Expense and Impairment and Oil and Gas Properties

Critical Audit Matter Description

As described in Note 1 to the financial statements, the Company accounts for its oil and gas properties using the full cost method of accounting which requires management to make estimates of proved reserve volumes and future revenues and expenses to calculate depletion expense and measure its oil and gas properties for potential impairment. To estimate the volume of proved reserves and future revenues, management makes significant estimates and assumptions, including forecasting the production decline rate of producing properties and forecasting the timing and volume of production associated with the Company’s development plan for proved undeveloped properties. In addition, the estimation of proved reserves is also impacted by management’s judgments and estimates regarding the financial performance of wells associated with proved reserves to determine if wells are expected, with reasonable certainty, to be economical under the appropriate pricing assumptions required in the estimation of depletion expense and potential impairment measurements. We identified the estimation of proved reserves of oil and gas properties, due to its impact on depletion expense and impairment evaluation, as a critical audit matter.

The principal consideration for our determination that the estimation of proved reserves is a critical audit matter is that changes in certain inputs and assumptions, which require a high degree of subjectivity necessary to estimate the volume and future revenues of the Company’s proved reserves could have a significant impact on the measurement of depletion expense or the impairment assessment. In turn, auditing those inputs and assumptions required subjective and complex auditor judgement.

How the Critical Audit Matter was Addressed in the Audit

We obtained an understanding of the design and implementation of management’s controls and our audit procedures related to the estimation of proved reserves included the following, among others.

•	We evaluated the level of knowledge, skill, and ability of the Company’s reservoir engineering specialists and their relationship to the Company, made inquiries of those reservoir engineers regarding the process followed and judgments made to estimate the Company’s proved reserve volumes, and read the reserve report prepared by the Company’s specialists.

•	To the extent key, sensitive inputs and assumptions used to determine proved reserve volumes and other cash flow inputs and assumptions are derived from Company’s accounting records, such as commodity pricing, historical pricing differentials, operating costs, estimated capital costs and working and net revenue interests, we tested management’s process for determining the assumptions, including examining the underlying support, on a sample basis. Specifically, our audit procedures involved testing management’s assumptions as follows:

○	Compared the estimated pricing differentials used in the reserve report to realized prices related to revenue transactions recorded in the current year and examined contractual support for the pricing differentials;

○	Evaluated the models used to estimate the operating costs at year-end compared to historical operating costs;

○	Compared the models used to determine the future capital expenditures and compared estimated future capital expenditures used in the reserve report to amounts expended for recently drilled and completed wells with similar locations;

○	Evaluated the working and net revenue interests used in the reserve report by inspecting a sample of ownership interests, historical pricing differentials, and operating costs to underlying support from the Company’s accounting records;

○	Evaluated the Company’s evidence supporting the amount of proved undeveloped properties reflected in the reserve report by examining support for the Company’s or the operator’s ability and intent to develop the proved undeveloped properties;

○	Applied analytical procedures to the reserve report by comparing to historical actual results and to the prior year reserve report.

Revenue Recognition Based on the Percentage of Completion Method

Critical Audit Matter Description

As described further in Note 1 to the financial statements, revenues derived from contract drilling contracts are recognized over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer, using the percentage-of-completion method of accounting, based primarily on contract cost incurred to date compared to total estimated contract cost. Revenue recognition under this method is judgmental, particularly on lump-sum contracts, as it requires the Company to prepare estimates of total contract revenue and total contract costs, including costs to complete in-process contracts.

Auditing the Company’s estimates or total contract revenue and costs used to recognize revenue on contract drilling contracts involved significant auditor judgment, as it required the evaluation of subjective factors such as assumptions related to project schedule and completion, forecasted labor, and material and subcontract costs. These assumptions involved significant management judgment, which affects the measurement of revenue recognized by the Company.

How the Critical Audit Matter was Addressed in the Audit

We obtained an understanding of the design and implementation of management’s controls and our audit procedures related to the estimation of proved reserves included the following, among others.

•	We obtained an understanding of the Company’s estimation process that affected revenue recognized on engineering and construction contracts. This included controls over management’s monitoring and review of project costs, including the Company’s procedures to validate the completeness and accuracy of data used to determine the estimates.

•	We selected a sample of projects and, among other procedures, obtained and inspected the contract agreements, amendments and change orders to test the existence of customer arrangements and understand the scope of pricing of the related contracts;

•	Evaluated the Company’s estimated revenue and costs to complete by obtaining and analyzing supporting documentation of management’s estimates of variable consideration and contract costs;

•	Compared contract profitability estimates in the current year to historical estimates and actual performance.

Calculation of Gain Associated with Sale of Oil and Gas Properties

Critical Audit Matter Description

As described further in Note 7 to the consolidated financial statements, the Company recorded a gain to the statement of operations from sale of certain oil and gas properties. Determination of the accounting for this transaction is challenging as it requires the Company to prepare significant assumptions and estimates regarding the associated fair value of the oil and gas reserves sold as compared to costs capitalized. The fair value estimate allows the Company to determine if the sale of the oil and gas assets are significant to the total full cost pool to record a gain on sale under the full cost method of accounting.

Auditing the Company’s estimates and assumptions used to calculate the fair value of the oil and gas reserves used to determine the relationship between capitalized costs and proved reserves of the Spirit River properties sold as compared to the properties retained by the Company, as it required the evaluation of the significant inputs and assumptions used in the reserve reports prepared by a third party reserve engineer (the Company’s specialist). Further, such fair values determined by the Company’s specialist also determined the gain calculation under the full cost method of accounting used by the Company.

How the Critical Audit Matter was Addressed in the Audit

We obtained an understanding of the design and implementation of management’s controls and our audit procedures related to the fair value of oil and gas reserves sold in relationship with the capitalized costs utilized in the calculation of the gain associated with the sale of oil and gas properties included the following:

•	We evaluated the level of knowledge, skill, and ability of the Company’s reservoir engineering specialists and their relationship to the Company, made inquiries of those reservoir engineers regarding the process followed and judgments made to estimate the Company’s proved reserve volumes, and read the reserve report prepared by the Company’s specialists.

•	Utilized the support of auditor’s specialists to recalculate independently of reserve engineer the fair value of oil and gas reserves sold vs. retained based on reserve information provided by the Company’s through their third party reserve engineer;

•	We evaluated management’s application of gain accounting under full cost method related to the sale of the oil and gas properties to determine proper treatment was applied.

•	Compared the calculation inputs for the gain recorded to the purchase and sale agreement.

/s/ WEAVER AND TIDWELL, L.L.P.

We have served as the Company’s auditor since 2020.

Dallas, Texas

December 21, 2021

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$11,279,000	$4,584,000
Accounts and other receivables, net of allowance for doubtful accounts of: $391,000 at September 30, 2021; $341,000 at September 30, 2020	3,069,000	2,176,000
Income taxes receivable	530,000	472,000
Assets held for sale	687,000	699,000
Other current assets	2,470,000	1,556,000
Total current assets	18,035,000	9,487,000
Asset for retirement benefits	2,229,000	771,000
Investments	—	901,000
Operating lease right-of-use assets	296,000	249,000
Oil and natural gas properties, full cost method of accounting:
Proved properties, net	2,423,000	2,303,000
Unproved properties	962,000	—
Total oil and natural gas properties, net	3,385,000	2,303,000
Drilling rigs and other property and equipment, net	490,000	1,471,000
Total assets	$24,435,000	$15,182,000
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,416,000	$2,104,000
Accrued capital expenditures	909,000	542,000
Accrued compensation	1,073,000	408,000
Accrued operating and other expenses	1,171,000	1,325,000
Current portion of asset retirement obligation	713,000	647,000
Other current liabilities	619,000	1,338,000
Total current liabilities	5,901,000	6,364,000
Long-term debt	47,000	58,000
Operating lease liabilities	180,000	143,000
Liability for retirement benefits	2,101,000	4,829,000
Asset retirement obligation	6,340,000	5,547,000
Deferred income tax liabilities	359,000	194,000
Total liabilities	14,928,000	17,135,000
Commitments and contingencies (Note 18)
Equity:
Common stock, par value $0.50 per share; authorized, 20,000,000 shares:
9,613,525 issued at September 30, 2021; 8,445,060 issued at September 30, 2020	4,807,000	4,223,000
Additional paid-in capital	4,590,000	1,350,000
Retained earnings (accumulated deficit)	2,356,000	(3,897,000)
Accumulated other comprehensive income (loss), net	32,000	(1,435,000)
Treasury stock, at cost:
167,900 shares at September 30, 2021 and 2020	(2,286,000)	(2,286,000)
Total stockholders’ equity (deficit)	9,499,000	(2,045,000)
Non-controlling interests	8,000	92,000
Total equity (deficit)	9,507,000	(1,953,000)
Total liabilities and equity	$24,435,000	$15,182,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended September 30,
	2021	2020
Revenues:
Oil and natural gas	$10,254,000	$6,693,000
Contract drilling	5,809,000	10,994,000
Sale of interest in leasehold land	1,738,000	325,000
Gas processing and other	312,000	335,000
	18,113,000	18,347,000
Costs and expenses:
Oil and natural gas operating	6,556,000	4,850,000
Contract drilling operating	5,555,000	7,513,000
General and administrative	7,088,000	5,820,000
Depletion, depreciation, and amortization	963,000	2,147,000
Impairment of assets	668,000	4,376,000
Interest expense	13,000	3,000
Gain on debt extinguishment	(149,000)	—
Gain on termination of post-retirement medical plan	(2,341,000)	—
Gain on sale of assets	(1,982,000)	(1,336,000)
	16,371,000	23,373,000
Earnings (loss) before equity in income of affiliates and income taxes	1,742,000	(5,026,000)
Equity in income of affiliates	5,793,000	352,000
Earnings (loss) before income taxes	7,535,000	(4,674,000)
Income tax provision	332,000	3,000
Net earnings (loss)	7,203,000	(4,677,000)
Less: Net earnings attributable to non-controlling interests	950,000	79,000
Net earnings (loss) attributable to Barnwell Industries, Inc. stockholders	$6,253,000	$(4,756,000)
Basic net earnings (loss) per common share
attributable to Barnwell Industries, Inc. stockholders	$0.73	$(0.57)
Diluted net earnings (loss) per common share
attributable to Barnwell Industries, Inc. stockholders	$0.73	$(0.57)
Weighted-average number of common shares outstanding:
Basic	8,592,154	8,277,160
Diluted	8,592,154	8,277,160

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended September 30,
	2021	2020

Net earnings (loss)	$7,203,000	$(4,677,000)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $0	(283,000)	(146,000)
Retirement plans:
Amortization of accumulated other comprehensive loss into net periodic benefit cost, net of taxes of $0	101,000	120,000
Net actuarial gain (loss) arising during the period, net of taxes of $0	1,108,000	(218,000)
Curtailment gain, net of taxes of $0	—	1,726,000
Gain on termination of post-retirement medical plan, net of taxes of $0	541,000	—
Total other comprehensive income	1,467,000	1,482,000
Total comprehensive income (loss)	8,670,000	(3,195,000)
Less: Comprehensive income attributable to non-controlling interests	(950,000)	(79,000)
Comprehensive income (loss) attributable to Barnwell Industries, Inc.	$7,720,000	$(3,274,000)

See Notes to Consolidated Financial Statements

 BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

Years ended September 30, 2021 and 2020

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non- controlling Interests	Total Equity (Deficit)
Balance at September 30, 2019	8,277,160	$4,223,000	$1,350,000	$859,000	$(2,917,000)	$(2,286,000)	$100,000	$1,329,000
Net (loss) earnings	—	—	—	(4,756,000)	—	—	79,000	(4,677,000)
Foreign currency translation adjustments, net of taxes of $0	—	—	—	—	(146,000)	—	—	(146,000)
Distributions to non-controlling interests	—	—	—	—	—	—	(87,000)	(87,000)
Retirement plans:
Amortization of accumulated other comprehensive loss into net periodic benefit cost, net of taxes of $0	—	—	—	—	120,000	—	—	120,000
Net actuarial loss arising during the period, net of taxes of $0	—	—	—	—	(218,000)	—	—	(218,000)
Curtailment gain, net of taxes of $0	—	—	—	—	1,726,000	—	—	1,726,000
Balance at September 30, 2020	8,277,160	4,223,000	1,350,000	(3,897,000)	(1,435,000)	(2,286,000)	92,000	(1,953,000)
Net earnings	—	—	—	6,253,000	—	—	950,000	7,203,000
Foreign currency translation adjustments, net of taxes of $0	—	—	—	—	(283,000)	—	—	(283,000)
Distributions to non-controlling interests	—	—	—	—	—	—	(1,034,000)	(1,034,000)
Share-based compensation	—	—	643,000	—	—	—	—	643,000
Issuance of common stock, net of costs	1,167,987	583,000	2,596,000	—	—	—	—	3,179,000
Issuance of common stock for services	478	1,000	1,000	—	—	—	—	2,000
Retirement plans:
Amortization of accumulated other comprehensive loss into net periodic benefit cost, net of taxes of $0	—	—	—	—	101,000	—	—	101,000
Net actuarial gain arising during the period, net of taxes of $0	—	—	—	—	1,108,000	—	—	1,108,000
Gain on termination of post-retirement medical plan, net of taxes $0	—	—	—	—	541,000	—	—	541,000
Balance at September 30, 2021	9,445,625	$4,807,000	$4,590,000	$2,356,000	$32,000	$(2,286,000)	$8,000	$9,507,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,
	2021	2020
Cash flows from operating activities:
Net earnings (loss)	$7,203,000	$(4,677,000)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Equity in income of affiliates	(5,793,000)	(352,000)
Depletion, depreciation, and amortization	963,000	2,147,000
Impairment of assets	668,000	4,376,000
Gain on sale of oil and natural gas properties	(818,000)	—
Gain on sale of other assets	(1,164,000)	(1,336,000)
Sale of interest in leasehold land, net of fees paid	(1,526,000)	(285,000)
Distributions of income from equity investees	5,045,000	75,000
Retirement benefits income	(88,000)	(60,000)
Accretion of asset retirement obligation	580,000	561,000
Deferred income tax expense	165,000	26,000
Asset retirement obligation payments	(421,000)	(498,000)
Share-based compensation expense	643,000	—
Common stock issued for services	1,000	—
Non-cash rent (income) expense	(4,000)	48,000
Retirement plan contributions and payments	(14,000)	(8,000)
Bad debt expense	32,000	285,000
Gain on debt extinguishment	(149,000)	—
Gain on termination of post-retirement medical plan	(2,341,000)	—
(Decrease) increase from changes in current assets and liabilities	(2,151,000)	448,000
Net cash provided by operating activities	831,000	750,000
Cash flows from investing activities:
Distributions from equity investees in excess of earnings	1,649,000	305,000
Proceeds from sale of interest in leasehold land, net of fees paid	1,526,000	285,000
Proceeds from the sale of oil and natural gas assets	581,000	608,000
Proceeds from the sale of other assets, net of closing costs	1,864,000	1,100,000
Payments to acquire oil and natural gas properties	(348,000)	—
Capital expenditures - oil and natural gas	(1,523,000)	(2,716,000)
Capital expenditures - all other	(63,000)	(415,000)
Net cash provided by (used in) investing activities	3,686,000	(833,000)
Cash flows from financing activities:
Borrowings on long-term debt	47,000	147,000
Distributions to non-controlling interests	(1,034,000)	(87,000)
Proceeds from issuance of stock, net of costs	3,179,000	—
Net cash provided by financing activities	2,192,000	60,000
Effect of exchange rate changes on cash and cash equivalents	(14,000)	(6,000)
Net increase (decrease) in cash and cash equivalents	6,695,000	(29,000)
Cash and cash equivalents at beginning of year	4,584,000	4,613,000
Cash and cash equivalents at end of year	$11,279,000	$4,584,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2021 AND 2020

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Barnwell is engaged in the following lines of business: 1) acquiring, developing, producing and selling oil and natural gas in Canada and Oklahoma, 2) investing in land interests in Hawaii, and 3) drilling wells and installing and repairing water pumping systems in Hawaii.

Principles of Consolidation

The consolidated financial statements include the accounts of Barnwell Industries, Inc. and all majority-owned subsidiaries (collectively referred to herein as “Barnwell,” “we,” “our,” “us,” or the “Company”), including a 77.6%-owned land investment general partnership (Kaupulehu Developments), a 75%-owned land investment partnership (KD Kona), and a variable interest entity (Teton Barnwell Fund I, LLC) for which the Company is deemed to be the primary beneficiary. All significant intercompany accounts and transactions have been eliminated.

Undivided interests in oil and natural gas exploration and production joint ventures are consolidated on a proportionate basis. Barnwell’s investments in both unconsolidated entities in which a significant, but less than controlling, interest is held and in VIEs in which the Company is not deemed to be the primary beneficiary are accounted for by the equity method.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of Barnwell to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates. Significant assumptions are required in the valuation of deferred tax assets, asset retirement obligations, share-based payment arrangements, obligations for retirement plans, contract drilling estimated costs to complete, proved oil and natural gas reserves, and the carrying value of other assets, and such assumptions may impact the amount at which such items are recorded.

Revenue Recognition

Barnwell operates in and derives revenue from the following three principal business segments:

•	Oil and Natural Gas Segment - Barnwell engages in oil and natural gas development, production, acquisitions and sales in Canada and Oklahoma.

•	Land Investment Segment - Barnwell invests in land interests in Hawaii.

•	Contract Drilling Segment - Barnwell provides well drilling services and water pumping system installation and repairs in Hawaii.

Oil and Natural Gas - Barnwell’s investments in oil and natural gas properties are located in Alberta, Canada and Oklahoma. These property interests are principally held under governmental leases or licenses. Barnwell sells the large majority of its oil, natural gas and natural gas liquids production under short-term contracts between itself and marketers based on prices indexed to market prices and recognizes revenue at a point in time when the oil, natural gas and natural gas liquids are delivered, as this is where Barnwell’s performance obligation is satisfied and title has passed to the customer.

Land Investment - Barnwell is entitled to receive contingent residual payments from the entities that previously purchased Barnwell’s land investment interests under contracts entered into in prior years. The residual payments under those contracts become due when the entities sell lots and/or residential units in the areas that were previously sold under the aforementioned contracts or when a preferred payment threshold is achieved. The residual payments received by Barnwell are recognized as revenue when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Contract Drilling - Through contracts which are normally less than twelve months in duration, Barnwell drills water and water monitoring wells and installs and repairs water pumping systems in Hawaii. Barnwell recognizes revenue from well drilling or the installation of pumps over time based on total costs incurred on the projects relative to the total expected costs to satisfy the performance obligation as management believes this is an accurate representation of the percentage of completion as control is continuously transferred to the customer. Uninstalled materials, which typically consists of well casing or pumps, are excluded in the costs-to-costs calculation for the duration of the contract as including these costs would result in a distortion of progress towards satisfaction of the performance obligation due to the resulting cumulative catch-up in margin in a single period. An equal amount of cost and revenue is recorded when uninstalled materials are controlled by the customer, which is typically when Barnwell has the right to payment for the materials and when the materials are delivered to the customer’s site or location and such materials have been accepted by the customer. Uninstalled materials are held in inventory and included in “Other current assets” on the Company’s Consolidated Balance Sheets until control is transferred to the customer. When the estimate on a contract indicates a loss, Barnwell records the entire estimated loss in the period the loss becomes known.

The contract price may include variable consideration, which includes such items as increases to the transaction price for unapproved change orders and claims for which price has not yet been agreed by the customer. The Company estimates variable consideration using either the most likely amount or expected value method, whichever is a more appropriate reflection of the amount to which it expects to be entitled based on the characteristics and circumstances of the contract. Variable consideration is included in the estimated transaction price to the extent it is probable that a significant reversal of cumulative recognized revenue will not occur.

Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the costs incurred to date to total estimated costs at completion are reflected in contract revenues in the reporting period when such estimates are revised. The nature of accounting for these contracts is such that refinements of the estimated costs to complete may occur and are characteristic of the estimation process due to changing conditions and new developments. Many factors and assumptions can and do change during a contract performance obligation period which can result in a change to contract profitability including unforeseen underground geological conditions (to the extent that contract remedies are unavailable), the availability and costs of skilled contract labor, the performance of major material suppliers, the performance of major subcontractors, unusual weather conditions and unexpected changes in material costs, changes in the scope and nature of the work to be performed, and unexpected construction execution errors, among others. These factors may result in revisions to costs and income and are recognized in the period in which the revisions become known. Revenue and profit in future periods of contract performance are recognized using the adjusted estimate.

Management evaluates the performance of contracts on an individual basis. In the ordinary course of business, but at least quarterly, we prepare updated estimates that may impact the cost and profit or loss for each contract based on actual results to date plus management’s best estimate of costs to be incurred to complete each performance obligation. The cumulative effect of revisions in estimates of the total forecasted revenue and costs, including any unapproved change orders and claims, during the course of the contract is reflected in the accounting period in which the facts that caused the revision become known. Changes in the cost estimates can have a material impact on our consolidated financial statements and are reflected in the results of operations when they become known.

Unexpected significant inefficiencies that were not considered a risk at the time of entering into the contract, such as design or construction execution errors that result in significant wasted resources, are excluded from the measure of progress toward completion and the costs are expensed as incurred.

To the extent a contract is deemed to have multiple performance obligations, the Company allocates the transaction price of the contract to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract.

When the Company receives consideration, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a sales contract, the Company records deferred revenue, which represents a contract liability. Such deferred revenue typically results from billings in excess of costs and estimated earnings on uncompleted contracts. Contract liabilities are included in “Other current liabilities” on the Company’s Consolidated Balance Sheets. Costs and estimated earnings in excess of billings represent certain amounts under customer contracts that were earned and billable, but yet not invoiced, and are included in contract assets and reported in “Other current assets” on the Company’s Consolidated Balance Sheets.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. We maintain bank account balances with high quality financial institutions which often exceed insured limits. We have not experienced any losses with these accounts and believe that we are not exposed to any significant credit risk on cash.

Accounts and Other Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is Barnwell’s best estimate of the amount of probable credit losses in Barnwell’s existing accounts receivable and is based on historical write-off experience and the application of the specific identification method. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Barnwell does not have any off-balance sheet credit exposure related to its customers.

Investments in Real Estate

Barnwell accounts for sales of Increment I and Increment II leasehold land interests under the full accrual method. Gains from such sales were recognized when the buyer’s investments were adequate to demonstrate a commitment to pay for the property, risks and rewards of ownership transferred to the buyer, and Barnwell did not have a substantial continuing involvement with the property sold. With regard to payments Kaupulehu Developments is entitled to receive from KD I and KD II, the percentage of sales payments from KD I and KD II and percentage of distributions from KD II are contingent future profits which will be recognized when they are realized. All costs of the sales of Increment I and Increment II leasehold land interests were recognized at the time of sale and were not deferred to future periods when any contingent profits will be recognized.

Variable Interest Entities

The consolidation of VIEs is required when an enterprise has a controlling financial interest and is therefore the VIE’s primary beneficiary. A controlling financial interest will have both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether an entity is a VIE and, if so, whether the Company is the primary beneficiary, may require significant judgment.

Barnwell analyzes its entities in which it has a variable interest to determine whether the entities are VIEs and, if so, whether the Company is the primary beneficiary. This analysis includes a qualitative review based on an evaluation of the design of the entity, its organizational structure, including decision making ability and financial agreements, as well as a quantitative review. Entities that have been determined to be VIEs and for which we have a controlling financial interest and are therefore the VIE’s primary beneficiary are consolidated (see Note 5). Entities that have been determined to be VIEs and for which we do not have a controlling financial interest and are therefore not the VIE’s primary beneficiary are not consolidated. These unconsolidated entities are accounted for under the equity method (see Note 4).

Equity Method Investments

Affiliated companies, which are limited partnerships or similar entities, in which Barnwell holds more than a 3% to 5% ownership interest and does not control, are accounted for as equity method investments. Equity method investment adjustments include Barnwell’s proportionate share of investee income or loss, adjustments to recognize certain differences between Barnwell’s carrying value and Barnwell’s equity in net assets of the investee at the date of investment, impairments and other adjustments required by the equity method. Gains or losses are realized when such investments are sold. Barnwell classifies distributions received from equity method investments using the cumulative earnings approach in the Consolidated Statements of Cash Flows. Under the cumulative earnings approach, distributions received up to the amount of cumulative equity in earnings recognized are treated as returns on investment and are classified within operating cash flows and those in excess of that amount are treated as returns of investment and are classified within investing cash flows.

Investments in equity method investees are evaluated for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of the assets exceed their respective fair values, additional impairment tests are performed to measure the amounts of the impairment losses, if any. When an impairment test demonstrates that the fair value of an investment is less than its carrying value, management will determine whether the impairment is either temporary or other-than-temporary. Examples of factors which may be indicative of an other-than-temporary impairment include (a) the length of time and extent to which fair value has been less than carrying value, (b) the financial condition and near-term prospects of the investee, and (c) the intent and ability to retain the investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value. If the decline in fair value is determined by management to be other-than-temporary, the carrying value of the investment is written down to its estimated fair value as of the balance sheet date of the reporting period in which the assessment is made.

Oil and Natural Gas Properties

Barnwell uses the full cost method of accounting under which all costs incurred in the acquisition, exploration and development of oil and natural gas reserves, including costs related to unsuccessful wells and estimated future site restoration and abandonment, are capitalized. We capitalize internal costs that can be directly identified with our acquisition, exploration and development activities and do not include any costs related to production, general corporate overhead or similar activities.

The capitalized costs of oil and gas properties, excluding unevaluated and unproved properties, are amortized as depreciation, depletion and amortization expense using the units-of-production method based on estimated proved recoverable oil and gas reserves.

Costs associated with unevaluated and unproved properties, initially excluded from the amortization base, relate to unproved leasehold acreage, wells and production facilities in progress and wells pending determination of the existence of proved reserves. Unproved leasehold costs are transferred to the amortization base with the costs of drilling the related well once a determination of the existence of proved reserves has been made or upon impairment of a lease. Costs associated with wells in progress and completed wells that have yet to be evaluated are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. Costs of dry wells are transferred to the amortization base immediately upon determination that the well is unsuccessful.

All items classified as unevaluated and unproved properties are assessed on a quarterly basis for possible impairment or reduction in value. Properties are assessed on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of various factors, including, but not limited to, the following: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; assignment of proved reserves; and economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and become subject to amortization.

Under the full cost method of accounting, we review the carrying value of our oil and natural gas properties, on a country-by-country basis, each quarter in what is commonly referred to as the ceiling test. Under the ceiling test, capitalized costs, net of accumulated depletion and oil and natural gas related deferred income taxes, may not exceed an amount equal to the sum of 1) the discounted present value (at 10%), using average first-day-of-the-month prices during the 12-month period ending as of the balance sheet date held constant over the life of the reserves, of Barnwell’s estimated future net cash flows from estimated production of proved oil and natural gas reserves as determined by independent petroleum reserve engineers, less estimated future expenditures to be incurred in developing and producing the proved reserves but excluding future cash outflows associated with settling asset retirement obligations with the exception of those associated with proved undeveloped reserves from wells that are to be drilled in the future; plus 2) the cost of major development projects and unproven properties not subject to depletion, if any; plus 3) the lower of cost or estimated fair value of unproven properties included in costs subject to depletion; less 4) related income tax effects. If net capitalized costs exceed this limit, the excess is expensed. Depletion is computed using the units-of-production method whereby capitalized costs, net of estimated salvage values, plus estimated future costs to develop proved reserves and satisfy asset retirement obligations, are amortized over the total estimated proved reserves on a country-by-country basis. Investments in major development projects are not depleted until either proved reserves are associated with the projects or impairment has been determined. Proceeds from the disposition of oil and natural gas properties are credited to the full cost pool, with no gain or loss recognized, unless such a sale would significantly alter the relationship between capitalized costs and the proved reserves in a particular country.

Given the volatility of oil and gas prices, it is reasonably possible that the estimate of discounted future net cash flows from proved oil and gas reserves could change in the near term. If oil and gas prices decline in the future, even if only for a short period of time, it is possible that impairments of oil and gas properties could occur. In addition, it is reasonably possible that impairments could occur if costs are incurred in excess of any increases in the present value of future net cash flows from proved oil and gas reserves, or if properties are sold for proceeds less than the discounted present value of the related proved oil and gas reserves.

Barnwell’s sales reflect its working interest share after royalties. Barnwell’s production is generally delivered and sold at the plant gate. Barnwell does not have transportation volume commitments with pipelines and does not have natural gas imbalances related to natural gas balancing arrangements with its partners.

Acquisitions

In accordance with the guidance for business combinations, Barnwell determines whether an acquisition is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method of accounting. If the assets acquired are not a business, the Company accounts for the transaction as an asset acquisition. Under both methods purchase prices are allocated to acquired assets and assumed liabilities based on their estimated fair value at the time of the acquisition. For transactions that are business combinations, the Company evaluates the existence of goodwill or a gain from a bargain purchase. The Company capitalizes acquisition-related costs and fees associated with asset acquisitions and immediately expenses acquisition-related costs and fees associated with business combinations.

Long-lived Assets

Long-lived assets to be held and used, other than oil and natural gas properties, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability is measured by comparing the carrying amount of the asset to the future net cash flows expected to result from use of the asset (undiscounted and without interest charges). If it is determined that the asset may not be recoverable, impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the asset carrying value or fair value, less cost to sell.

Water well drilling rigs, office and other property and equipment are depreciated using the straight-line method based on estimated useful lives.

Share-based Compensation

Share-based compensation cost is measured at fair value. Barnwell utilizes a closed-form valuation model to determine the fair value of each option award. Expected volatilities are based on the historical volatility of Barnwell’s stock over a period consistent with that of the expected terms of the options. The expected terms of the options represent expectations of future employee exercise and are estimated based on factors such as vesting periods, contractual expiration dates, historical trends in Barnwell’s stock price, and historical exercise behavior. If the Company does not have sufficient historical data regarding employee exercise behavior, the “simplified method” as permitted by the SEC’s Staff Accounting Bulletin No. 110, Share-Based Payment is utilized to estimate the expected terms of the options. The risk-free rates for periods within the contractual life of the options are based on the yields of U.S. Treasury instruments with terms comparable to the estimated option terms. Expected dividends are based on current and historical dividend payments. The Company’s policy is to recognize forfeitures as they occur.

Retirement Plans

Barnwell accounts for its defined benefit pension plan, Supplemental Executive Retirement Plan, and post-retirement medical insurance benefits plan, which was terminated in June 2021, by recognizing the over-funded or under-funded status as an asset or liability in its Consolidated Balance Sheets and recognizes changes in that funded status in the year in which the changes occur through comprehensive income. See further discussion at Note 9.

The estimation of Barnwell’s retirement plan obligations, costs and liabilities requires management to estimate the amount and timing of cash outflows for projected future payments and cash inflows for maturities and expected returns on plan assets. These assumptions may have an effect on the amount and timing of future contributions.

At the end of each year, Barnwell determines the discount rate to be used to calculate the present value of plan liabilities and the net periodic benefit cost. The discount rate is an estimate of the current interest rate at which the retirement plan liabilities could be effectively settled at the end of the year. In estimating this rate, Barnwell performs a cash-flow matching discount rate analysis developed using high-quality corporate bonds yield. The discount rate used to value the future benefit obligation as of each year-end is the rate used to determine the periodic benefit cost in the following year.

The expected long-term return on assets assumption for the pension plans represents the average rate of return to be earned on plan assets over the period the benefits included in the benefit obligation are to be paid. The actual fair value of plan assets and estimated rate of return is used to determine the expected investment return during the year. The estimated rate of return on plan assets is based on an estimate of future experience for plan asset returns, the mix of plan assets, current market conditions, and expectations for future market conditions. A decrease (increase) of 50 basis points in the expected return on assets assumption would increase (decrease) pension expense by approximately $62,000 based on the assets of the plan at September 30, 2021.

The effects of changing assumptions are included in unamortized net gains and losses, which directly affect accumulated other comprehensive income. These unamortized gains and losses in excess of certain thresholds are amortized and reclassified to (loss) income over the average remaining service life of active employees.

Asset Retirement Obligation

Barnwell accounts for asset retirement obligations by recognizing the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Barnwell estimates the fair value of asset retirement obligations based on the projected discounted future cash outflows required to settle abandonment and restoration liabilities. Such an estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, what constitutes adequate restoration, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental and political environments. Abandonment and restoration cost estimates are determined in conjunction with Barnwell’s reserve engineers based on historical information regarding costs incurred to abandon and restore similar well sites, information regarding current market conditions and costs, and knowledge of subject well sites and properties. These assumptions represent Level 3 inputs.

Barnwell’s estimated site restoration and abandonment costs of its oil and natural gas properties are capitalized as part of the carrying amount of oil and natural gas properties and depleted over the life of the related reserves. When the assumptions used to estimate a recorded asset retirement obligation change, a revision is recorded to both the asset retirement obligation and the capitalized cost of asset retirements. The liability is accreted at the end of each period through charges to oil and natural gas operating expense.

Income Taxes

Income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax impacts of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Management evaluates its potential exposures from tax positions taken that have been or could be challenged by taxing authorities. These potential exposures result because taxing authorities may take positions that differ from those taken by management in the interpretation and application of statutes, regulations and rules. Management considers the possibility of alternative outcomes based upon past experience, previous actions by taxing authorities (e.g., actions taken in other jurisdictions) and advice from tax experts. Recognized tax positions are initially and subsequently measured as the largest amount of tax benefit that is more likely than not of being realized upon ultimate settlement with a taxing authority on a jurisdiction-by-jurisdiction basis. Liabilities for unrecognized tax benefits related to such tax positions are included in long-term liabilities unless the tax position is expected to be settled within the upcoming year, in which case the liabilities are included in current liabilities. Interest and penalties related to uncertain tax positions are included in income tax expense.

Environmental

Barnwell is subject to extensive environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and maintenance of surface conditions and may require Barnwell to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

Barnwell recognizes an insurance receivable related to environmental expenditures when collection of the receivable is deemed probable. Any recognition of an insurance receivable is recorded by crediting and offsetting the original charge. Any differential arising between insurance recoveries and insurance receivables is expensed or capitalized, consistent with the original treatment.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated at the year-end exchange rate. Operating results of foreign subsidiaries are translated at average exchange rates during the period. Translation adjustments have no effect on net income and are included in “Accumulated other comprehensive income (loss), net” in stockholders’ equity.

Fair Value Measurements

Fair value is defined as the amount that would be received from the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified and disclosed in one of the following categories:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities in active markets and have the highest priority.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: Unobservable inputs for the financial asset or liability and have the lowest priority.

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement: Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement,” which provides changes to certain fair value disclosure requirements. The Company adopted the provisions of this ASU effective October 1, 2020. The adoption of this update did not have an impact on Barnwell’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-14, “Compensation - Retirement Benefits-Defined Benefit Plans - General: Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans,” which provides changes to certain pension and postretirement plan disclosures. The Company adopted the provisions of this ASU effective October 1, 2020. The adoption of this update did not have an impact on Barnwell’s consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17, “Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities,” which modifies the guidance related to indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interest. The Company adopted the provisions of this ASU effective October 1, 2020. The adoption of this update did not have an impact on Barnwell’s consolidated financial statements.

2.	GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for the twelve-month period following the date of issuance of these consolidated financial statements.

Our ability to sustain our business in the future will depend on the sufficiency of our cash on hand, oil and natural gas operating cash flows, which are highly sensitive to volatile oil and natural gas prices, contract drilling operating cash flows, which are subject to large changes in demand, and future land investment segment proceeds and distributions from the Kukio Resort Land Development Partnerships, the timing of which are both highly uncertain and not within Barnwell’s control. A sufficient level of such cash and cash inflows are necessary to fund discretionary oil and natural gas capital expenditures, which must be economically successful to provide sufficient returns, as well as fund our non-discretionary outflows such as oil and natural gas asset retirement obligations and ongoing operating and general and administrative expenses. In addition, as discussed in the “Asset Retirement Obligation” section of “Liquidity and Capital Resources,” a significant amount of funds will be required to be put on deposit with Canadian regulatory authorities to fund abandonments at the Company’s oil and natural gas properties in the Manyberries area. Other sources and potential sources of funding are discussed below.

In fiscal 2020, the Company listed its corporate office on the 29th floor of a commercial office building in downtown Honolulu, Hawaii for sale and on September 30, 2021, the Company’s Honolulu corporate office was sold for approximately $1,864,000, net of related costs.

On March 16, 2021, the Company initiated an at-the-market offering program (“ATM”) pursuant to which the Company may offer and sell, from time to time, shares of its common stock under price and volume guidelines set by the Company’s Board of Directors and the terms and conditions described in the Registration Statement. The sale of shares under the ATM began in May 2021 and as of September 30, 2021, the Company sold 1,167,987 shares of common stock resulting in net proceeds of $3,784,000 after commissions and fees of $123,000.

In April 2021, the Company re-initiated the marketing of its non-core oil and natural gas properties in the Spirit River, Wood River, Medicine River, Kaybob, Bonanza, Balsam and Thornbury areas for sale. On July 8, 2021, Barnwell entered into and completed a purchase and sale agreement with an independent third party and sold its interests in certain natural gas and oil properties located in the Spirit River area of Alberta, Canada. The sales price per the agreement was adjusted for customary purchase price adjustments to $1,047,000 in order to, among other things, reflect an economic effective closing date of sale of July 8, 2021. From Barnwell’s net proceeds, $526,000 was withheld for remittance by the buyers to the Canada Revenue Agency for potential amounts due for Barnwell’s Canadian income taxes related to the sale. Negotiations regarding the potential sales of other non-core oil and natural gas properties is ongoing, however there is no assurance that the sale of any of the other non-core properties will occur.

We have experienced a trend of losses and negative operating cash flows in three of the last four years. During fiscal 2020 and 2021, continuing uncertainties regarding the impacts of the COVID-19 pandemic on our business and the sufficiency of our cash balances and future cash inflows as described above raised substantial doubt about our ability to meet our estimated cash outflows or continue as a going concern. However, due to the $3,784,000 of net proceeds raised by the ATM through September 30, 2021, the proceeds received from the sale of the Company’s corporate office and its interests in certain natural gas and oil properties in the Spirit River area, as well as the $7,156,000 of net cash inflows in the year ended September 30, 2021 from land segment percentage of sales proceeds and distributions from the Kukio Resort Land Development Partnerships, substantial doubt about our ability to meet our estimated cash outflows or continue as a going concern for one year from the date of the filing of this report has been overcome.

3.	EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated using the treasury stock method to reflect the assumed issuance of common shares for all potentially dilutive securities, which consist of outstanding stock options. Potentially dilutive shares are excluded from the computation of diluted earnings (loss) per share if their effect is anti-dilutive.

Options to purchase 615,000 shares were excluded from the computation of diluted shares for the year ended September 30, 2021, as their inclusion would have been antidilutive. There were no options outstanding at September 30, 2020.

Reconciliations between net earnings (loss) attributable to Barnwell stockholders and common shares outstanding of the basic and diluted net earnings (loss) per share computations are detailed in the following tables:

	Year ended September 30, 2021
	Net Earnings	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
Basic net earnings per share	$6,253,000	8,592,154	$0.73
Effect of dilutive securities - common stock options	—	—
Diluted net earnings per share	$6,253,000	8,592,154	$0.73

	Year ended September 30, 2020
	Net Loss	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
Basic net loss per share	$(4,756,000)	8,277,160	$(0.57)
Effect of dilutive securities - common stock options	—	—
Diluted net loss per share	$(4,756,000)	8,277,160	$(0.57)

4.	INVESTMENTS

Investment in Kukio Resort Land Development Partnerships

On November 27, 2013, Barnwell, through a wholly-owned subsidiary, entered into two limited liability limited partnerships, KD Kona and KKM, and indirectly acquired a 19.6% non-controlling ownership interest in each of KD Kukio Resorts, KD Maniniowali, and KDK for $5,140,000. The Kukio Resort Land Development Partnerships own certain real estate and development rights interests in the Kukio, Maniniowali and Kaupulehu portions of Kukio Resort, a private residential community on the Kona coast of the island of Hawaii, as well as Kukio Resort’s real estate sales office operations. KDK holds interests in KD I and KD II. KD I is the developer of Increment I and KD II is the developer of Increment II. Barnwell’s ownership interests in the Kukio Resort Land Development Partnerships is accounted for using the equity method of accounting. The partnerships derive income from the sale of residential parcels as well as from commissions on real estate sales by the real estate sales office. Two ocean front parcels approximately two to three acres in size fronting the ocean were developed within Increment II by KD II, of which one was sold in fiscal 2017 and one was sold in fiscal 2016. The remaining acreage within Increment II is not yet under development, and there is no assurance that development of such acreage will in fact occur. No definitive development plans have been made by the developer of Increment II as of the date of this report.

In March 2019, KD II admitted a new development partner, Replay, a party unrelated to Barnwell, in an effort to move forward with development of the remainder of Increment II at Kaupulehu. KDK and Replay hold ownership interests of 55% and 45%, respectively, of KD II and Barnwell has a 10.8% indirect non-controlling ownership interest in KD II through KDK, which is accounted for using the equity method of accounting. Barnwell continues to have an indirect 19.6% non-controlling ownership interest in KD Kukio Resorts, KD Maniniowali, and KD I.

Barnwell has the right to receive distributions from the Kukio Resort Land Development Partnerships via its non-controlling interests in KD Kona and KKM, based on its respective partnership sharing ratios of 75% and 34.45%, respectively. Additionally, Barnwell was entitled to a preferred return from KKM on any allocated equity in income of the Kukio Resort Land Development Partnerships in excess of its partnership sharing ratio for cumulative distributions to all of its partners in excess of $45,000,000 from those partnerships. Cumulative distributions from the Kukio Resort Land Development Partnerships have reached the $45,000,000 threshold and in the quarter ended December 31, 2020, the Kukio Resort Land Development Partnerships made distributions in excess of the threshold out of the proceeds from the sale of two lots in Increment I. Accordingly, Barnwell received a total of $459,000 in preferred return payments, which is reflected as an additional equity pickup in the “Equity in income of affiliates” line item on the accompanying Consolidated Statement of Operations for the year ended September 30, 2021. The preferred return payments received in the quarter ended December 30, 2020, brought the cumulative preferred return total to $656,000, which is the total amount Barnwell was entitled to, and thus there is no more preferred return outstanding as of September 30, 2021.

During the year ended September 30, 2021, Barnwell received net cash distributions in the amount of $6,011,000 from the Kukio Resort Land Development Partnerships after distributing $683,000 to non-controlling interests. Of the $6,011,000 net cash distribution received from the Kukio Resort Land Development Partnerships, $459,000 represented a payment of the preferred return from KKM, as discussed above. During the year ended September 30, 2020, Barnwell received net cash distributions in the amount of $360,000 from the Kukio Resort Land Development Partnerships after distributing $20,000 to non-controlling interests. Of the $360,000 net cash distribution received from the Kukio Resort Land Development Partnerships, $197,000 represented a payment of the preferred return from KKM.

Barnwell’s share of the operating results of its equity affiliates was income of $5,793,000, which includes the $459,000 payment of the preferred return from KKM discussed above, for the year ended September 30, 2021, as compared to income of $352,000, which includes a preferred return payment of $197,000 from KKM, for the year ended September 30, 2020. The equity in the underlying net assets of the Kukio Resort Land Development Partnerships exceeds the carrying value of the investment in affiliates by approximately $138,000 as of September 30, 2021, which is attributable to differences in the value of capitalized development costs and a note receivable. The basis difference will be recognized as the partnerships sell lots and recognize the associated costs and sell memberships for the Kuki`o Golf and Beach Club for which the receivable relates. The basis difference adjustments of $146,000 and $13,000, for the years ended September 30, 2021 and 2020, respectively, increased equity in income of affiliates.

Summarized financial information for the Kukio Resort Land Development Partnerships is as follows:

	Year ended September 30,
	2021	2020
Revenue	$43,013,000	$7,911,000
Gross profit	$24,759,000	$4,071,000
Net earnings	$20,612,000	$618,000

During the year ended September 30, 2021, the Company received cumulative distributions from the Kukio Resort Land Development Partnerships in excess of our investment balance and in accordance with applicable accounting guidance, the Company suspended its equity method earnings recognition and reduced its Kukio Resort Land Development Partnership investment balance to zero as of September 30, 2021. In addition, the Company recorded the distributions received in excess of our investment balance of $654,000 as equity in income of affiliates during the year ended September 30, 2021. The Company records the distributions in excess of our investment in the Kukio Resort Land Development Partnerships as income because the distributions are not refundable by agreement or by law and the Company is not liable for the obligations of or otherwise committed to provide financial support to the Kukio Resort Land Development Partnerships. The Company will record future equity method earnings only after our share of the Kukio Resort Land Development Partnership’s cumulative earnings during the suspended period exceeds our share of the Kukio Resort Land Development Partnership’s income recognized for the excess distributions.

At September 30, 2020, the Company’s investment in the Kukio Resort Land Development Partnerships was $901,000.

Sale of Interest in Leasehold Land

Kaupulehu Developments has the right to receive payments from KD I and KD II resulting from the sale of lots and/or residential units within Increment I and Increment II by KD I and KD II (see Note 20).

With respect to Increment I, Kaupulehu Developments is entitled to receive payments from KD I based on the following percentages of the gross receipts from KD I’s sales of single-family residential lots in Increment I: 10% of such aggregate gross proceeds greater than $100,000,000 up to $300,000,000; and 14% of such aggregate gross proceeds in excess of $300,000,000. In fiscal 2021, eight single-family lots in Increment I were sold bringing the total amount of gross proceeds from single-family lot sales through September 30, 2021 to $237,038,000. As of September 30, 2021, nine single-family lots, of the 80 lots developed within Increment I, remained to be sold.

Under the terms of the Increment II agreement with KD II, Kaupulehu Developments is entitled to 15% of the distributions of KD II, the cost of which is to be solely borne by KDK out of its 55% ownership interest in KD II, plus a priority payout of 10% of KDK’s cumulative net profits derived from Increment II sales subsequent to Phase 2A, up to a maximum of $3,000,000 as to the priority payout. Such interests are limited to distributions or net profits interests and Barnwell does not have any partnership interests in KD II or KDK through its interest in Kaupulehu Developments. The arrangement also gives Barnwell rights to three single-family residential lots in Phase 2A of Increment II, and four single-family residential lots in phases subsequent to Phase 2A when such lots are developed by KD II, all at no cost to Barnwell. Barnwell is committed to commence construction of improvements within 90 days of the transfer of the four lots in the phases subsequent to Phase 2A as a condition of the transfer of such lots. Also, in addition to Barnwell’s existing obligations to pay professional fees to certain parties based on percentages of its gross receipts, Kaupulehu Developments is also obligated to pay an amount equal to 0.72% and 0.20% of the cumulative net profits of KD II to KD Development and a pool of various individuals, respectively, all of whom are partners of KKM and are unrelated to Barnwell, in compensation for the agreement of these parties to admit the new development partner for Increment II. Such compensation will be reflected as the obligation becomes probable and the amount of the obligation can be reasonably estimated.

The following table summarizes the Increment I revenues from KD I and the amount of fees directly related to such revenues (see Note 18 “Commitments and Contingencies - Other Matters”):

	Year ended September 30,
	2021	2020
Sale of interest in leasehold land:
Revenues - sale of interest in leasehold land	$1,738,000	$325,000
Fees - included in general and administrative expenses	(212,000)	(40,000)
Sale of interest in leasehold land, net of fees paid	$1,526,000	$285,000

There is no assurance with regards to the amounts of future payments from Increment I or Increment II to be received, or that the remaining acreage within Increment II will be developed. No definitive development plans have been made by the developer of Increment II as of the date of this report.

Investment in Leasehold Land Interest – Lot 4C

Kaupulehu Developments holds an interest in an area of approximately 1,000 acres of vacant leasehold land zoned conservation located adjacent to Lot 4A, which currently has no development potential without both a development agreement with the lessor and zoning reclassification. The lease terminates in December 2025.

In the year ended September 30, 2020, the Company recorded a $50,000 impairment in the carrying value of its investment in leasehold land interest in Lot 4C as a result of the uncertainty regarding the timing of future development and potential use of water rights within Lot 4C prior to the expiration of the lease term.

5.	CONSOLIDATED VARIABLE INTEREST ENTITY

In February 2021, Barnwell Industries, Inc. established a new wholly-owned subsidiary named BOK Drilling, LLC (“BOK”) for the purpose of indirectly investing in oil and natural gas exploration and development in Oklahoma. BOK and Gros Ventre Partners, LLC (“Gros Ventre”), an entity affiliated with the Company, entered into the Limited Liability Agreement (the “Agreement”) of Teton Barnwell Fund I, LLC (“Teton Barnwell”), an entity formed for the purpose of directly entering into such oil and natural gas investments. Under the terms of the Agreement, the profits of Teton Barnwell are split between BOK and Gros Ventre at 98% and 2%, respectively, and as the manager of Teton Barnwell, Gros Ventre is paid an annual asset management fee equal to 1% of the cumulative capital contributions made to Teton Barnwell as compensation for its management services. BOK is responsible for 100% of the capital contributions made to Teton Barnwell and as of September 30, 2021, the Company made a total of $750,000 in capital contributions to Teton Barnwell to fund its oil and natural gas investments in Oklahoma.

The Company has determined that Teton Barnwell is a VIE as the entity is structured with non-substantive voting rights and that the Company is the primary beneficiary. This is due to the fact that even though Teton Barnwell has a unanimous consent voting structure, BOK is responsible for 100% of the capital contributions required to fund Teton Barnwell’s future oil exploration and development investments pursuant to the Agreement and thus, BOK has the power to steer the decisions that most significantly impact Teton Barnwell’s economic performance and has the obligation to absorb any potential losses that could be significant to Teton Barnwell. As BOK is the primary beneficiary of the VIE, Teton Barnwell’s operating results, assets and liabilities are consolidated by the Company.

Mr. Colin R. O’Farrell, a member of the Board of Directors of the Company effective July 12, 2021, is the sole member of Four Pines Operating LLC which owns a 25% interest in Gros Ventre. Mr. O’Farrell’s influence as a member of the Board of Directors of the Company further supports the consolidation of Teton Barnwell’s operating results, assets and liabilities as discussed above.

The following table summarizes the carrying value of the assets and liabilities of Teton Barnwell that are consolidated by the Company. Intercompany balances are eliminated in consolidation and thus, are not reflected in the table below.

September 30, 2021
ASSETS
Cash and cash equivalents	$136,000
Accounts and other receivables	118,000
Oil and natural gas properties, full cost method of accounting:
Proved properties, net	203,000
Unproved properties	962,000
Total assets	$1,419,000

LIABILITIES
Accounts payable	$3,000
Accrued capital expenditures	581,000
Accrued operating and other expenses	20,000
Total liabilities	$604,000

6.	ASSETS HELD FOR SALE

Honolulu Corporate Office

The Company’s Honolulu corporate office was designated as an asset held for sale and the carrying value in the aggregate amount of $699,000 was included in “Asset held for sale” on the Company’s Consolidated Balance Sheet at September 30, 2020. On September 30, 2021, the Company’s Honolulu corporate office was sold for approximately $1,864,000, net of related costs, resulting in a gain of $1,164,000, which was recognized in the year ended September 30, 2021.

Contract Segment Drilling Rig and Equipment

In September 2021, the Company designated a contract drilling segment drilling rig and related ancillary equipment, with an aggregate net carrying value of $725,000, as assets held for sale and recorded an impairment of $38,000 to reduce the value of these assets to its fair value, less estimated selling costs. The fair value of these assets in the aggregate amount of $687,000 is recorded as “Assets held for sale” on the Company’s Consolidated Balance Sheet at September 30, 2021.

7.	OIL AND NATURAL GAS PROPERTIES

Dispositions

In April 2021, Barnwell entered into a purchase and sale agreement with an independent third party and sold its interests in properties located in the Hillsdown area of Alberta, Canada. The sales price per the agreement was adjusted for customary purchase price adjustments to $132,000 in order to, among other things, reflect an economic effective date of October 1, 2020. $72,000 of the sales proceeds was withheld by the buyers for potential amounts due for Barnwell’s Canadian income taxes related to the sale. The final determination of the customary adjustments to the purchase price has not yet been made, however it is not expected to result in a material adjustment. The proceeds were credited to the full cost pool, with no gain or loss recognized, as the sale did not result in a significant alteration of the relationship between capitalized costs and proved reserves.

On July 8, 2021, Barnwell entered into and completed a purchase and sale agreement with an independent third party and sold its interests in certain natural gas and oil properties located in the Spirit River area of Alberta, Canada. The sales price per the agreement was adjusted for customary purchase price adjustments to $1,047,000 in order to, among other things, reflect an economic effective closing date of sale of July 8, 2021. From Barnwell’s net proceeds, $526,000 was withheld for remittance by the buyers to the Canada Revenue Agency for potential amounts due for Barnwell’s Canadian income taxes related to the sale.

The difference in the relationship between capitalized costs and proved reserves of the Spirit River properties sold as compared to the properties retained by Barnwell was significant as there was a 93% difference in capitalized costs divided by proved reserves if the gain was recorded versus the gain being credited against the full-cost pool. Accordingly, Barnwell recorded a gain on the sale of Spirit River of $818,000 in the year ended September 30, 2021 in accordance with the guidance in Rule 4-10(c)(6)(i) of Regulation S-X of the rules and regulations of the SEC, which requires an allocation of capitalized costs to the reserves sold and reserves retained on the basis of the relative fair values of the properties as there was a substantial economic difference between the properties sold and those retained. Also included in the gain calculation were asset retirement obligations of $77,000 assumed by the purchaser.

In the quarter ended December 31, 2019, Barnwell entered into a purchase and sale agreement with an independent third party and sold its interests in properties located in the Progress area of Alberta, Canada. The sales price per the agreement was adjusted for customary purchase price adjustments to $594,000 in order to, among other things, reflect an economic effective date of October 1, 2019. The proceeds were credited to the full cost pool, with no gain or loss recognized, as the sale did not result in a significant alteration of the relationship between capitalized costs and proved reserves.

Acquisitions

In April 2021, Barnwell acquired additional working interests in oil and natural gas properties located in the Twining area of Alberta, Canada for cash consideration of $348,000. The purchase price per the agreement was adjusted for customary purchase price adjustments to reflect the economic activity from the effective date to the closing date. The final determination of the customary adjustments to the purchase price has not yet been made, however it is not expected to result in a material adjustment.

There were no significant amounts paid for oil and natural gas property acquisitions during the year ended September 30, 2020.

Impairment of Oil and Natural Gas Properties

Under the full cost method of accounting, the Company performs quarterly oil and natural gas ceiling test calculations. There was a ceiling test impairment of $630,000 during the year ended September 30, 2021. There was a $4,326,000 ceiling test impairment during the year ended September 30, 2020.

Changes in the mandated 12-month historical rolling average first-day-of-the-month prices for oil, natural gas and natural gas liquids prices, the value of reserve additions as compared to the amount of capital expenditures to obtain them, and changes in production rates and estimated levels of reserves, future development costs and the estimated market value of unproved properties, impact the determination of the maximum carrying value of oil and natural gas properties.

8.	PROPERTY AND EQUIPMENT AND ASSET RETIREMENT OBLIGATION

Barnwell’s property and equipment is detailed as follows:

	Estimated Useful Lives	Gross Property and Equipment	Accumulated Depletion, Depreciation, Amortization, and Impairment	Net Property and Equipment
At September 30, 2021:
Oil and natural gas properties: (full cost accounting)
Proved properties		$58,490,000	$(56,067,000)	$2,423,000
Unproved properties		962,000	—	962,000
Total oil and natural gas properties		59,452,000	(56,067,000)	3,385,000
Drilling rigs and equipment	3 – 10 years	7,273,000	(6,789,000)	484,000
Other property and equipment	3 – 10 years	687,000	(681,000)	6,000
Total		$67,412,000	$(63,537,000)	$3,875,000

	Estimated Useful Lives	Gross Property and Equipment	Accumulated Depletion, Depreciation, Amortization, and Impairment	Net Property and Equipment
At September 30, 2020:
Oil and natural gas properties: (full cost accounting)
Proved properties		$64,142,000	$(61,839,000)	$2,303,000
Unproved properties		—	—	—
Total oil and natural gas properties		64,142,000	(61,839,000)	2,303,000
Drilling rigs and equipment	3 – 10 years	8,244,000	(6,793,000)	1,451,000
Other property and equipment	3 – 17 years	1,045,000	(1,025,000)	20,000
Total		$73,431,000	$(69,657,000)	$3,774,000

See Note 7 for discussion of acquisitions and divestitures of oil and natural gas properties in fiscal 2021 and 2020.

Barnwell recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The following is a reconciliation of the asset retirement obligation:

	Year ended September 30,
	2021	2020
Asset retirement obligation as of beginning of year	$6,194,000	$6,389,000
Obligations incurred on new wells drilled or acquired	532,000	227,000
Liabilities associated with properties sold	(375,000)	(169,000)
Revision of estimated obligation	279,000	(279,000)
Accretion expense	580,000	561,000
Payments	(421,000)	(498,000)
Foreign currency translation adjustment	264,000	(37,000)
Asset retirement obligation as of end of year	7,053,000	6,194,000
Less current portion	(713,000)	(647,000)
Asset retirement obligation, long-term	$6,340,000	$5,547,000

Asset retirement obligations were reduced by $375,000 and $169,000, in fiscal 2021 and 2020, respectively, for those obligations that were assumed by purchasers of Barnwell’s oil and natural gas properties. Asset retirement obligations also increased by $279,000 in fiscal 2021 as compared to a reduction of $279,000 in fiscal 2020 primarily due to upward revisions from acceleration in the estimated timing of future abandonments as a result of changes in the estimated economic life of certain wells and changes in management’s discretionary timing of abandonment projects due to an increase in estimated funds available as well as an increase in the estimated cost of abandonments at the Manyberries area, as further discussed below. Asset retirement obligations increased by $532,000 and $227,000 in fiscal 2021 and 2020, respectively, due primarily to our acquisitions (see Note 7 for additional details). The asset retirement obligation reflects the estimated present value of the amount of dismantlement, removal, site reclamation, and similar activities associated with Barnwell’s oil and natural gas properties. Barnwell estimates the ultimate productive life of the properties, a credit-adjusted risk-free rate, and an inflation factor in order to determine the current present value of this obligation. The credit-adjusted risk-free rate for the entire asset retirement obligation is a blended rate which ranges from 6% to 13.5%.

In September 2019, the AER issued an abandonment/closure order for all wells and facilities in the Manyberries area which had been largely operated by LGX, an operating company that went into receivership in 2016. The estimated asset retirement obligation for the Company’s interest in the wells and facilities in the Manyberries area is included in “Asset retirement obligation” in the Consolidated Balance Sheets.

Recently, the OWA created a WIP program for specific areas where there are a significant number of orphaned wells to abandon. The OWA has the ability and expertise to abandon wells using its internal resources and network of service providers resulting in efficiencies that companies such as Barnwell, would not be able to obtain on its own. Under the WIP program, the Company would be required to provide payment for only Barnwell’s working interest share, however, all WIP’s would have to participate in the program for the OWA to begin its work. In March 2021, the Company was notified by the OWA that Barnwell’s Manyberries wells were confirmed to be in the WIP program.

Under the new agreement with the OWA, the Company is required to pay the abandonment and reclamation costs in advance through a cash deposit. The total cash deposit amount was calculated to be approximately $1,525,000 and the Company paid $888,000 of the total deposit in July and August 2021 and will need to pay the remaining balance of $637,000 by August 2022. The deposit balance at September 30, 2021, less draw-downs by the OWA for OWA-performed abandonments, was $809,000 and is reflected in “Other current assets” in the Consolidated Balance Sheet as of September 30, 2021. There is no right of offset between the deposit with the OWA and the Company’s ARO liability balance. The Company revised its Manyberries ARO liability based on the OWA’s revised abandonment and reclamation estimates, which resulted in an increase of approximately $213,000 in the current year. The increase in the ARO liability was a result of higher reclamation and remediation costs than anticipated, partially offset by lower abandonment estimates. A remaining excess deposit, if any, would ultimately be refunded to the Company upon completion of all of the work.

9.	RETIREMENT PLANS

Barnwell sponsors a noncontributory defined benefit pension plan (“Pension Plan”) covering substantially all of its U.S. employees, with benefits based on years of service and the employee’s highest consecutive 5 years average earnings. Barnwell’s funding policy is intended to provide for both benefits attributed to service to date and for those expected to be earned in the future. In addition, Barnwell sponsors a Supplemental Executive Retirement Plan (“SERP”), a noncontributory supplemental retirement benefit plan which covers certain current and former employees of Barnwell for amounts exceeding the limits allowed under the Pension Plan, and previously sponsored a post-retirement medical insurance benefits plan (“Post-retirement Medical”) covering officers of Barnwell Industries, Inc., the parent company, who have attained at least 20 years of service of which at least 10 years were at the position of Vice President or higher, their spouses and qualifying dependents.

In December 2019, the Company’s Board of Directors approved a resolution to freeze all future benefit accruals for all participants under the Company’s Pension Plan and SERP effective December 31, 2019. Consequently, current participants in the Pension Plan and SERP no longer accrue new benefits under the plans and new employees of the Company are no longer eligible to enter the Pension Plan and SERP as participants after December 31, 2019. The freezing of the Pension Plan and SERP triggered a curtailment which required a remeasurement of the projected benefit obligations of the Pension Plan and SERP and resulted in a $1,726,000 reduction in unrecognized pension benefit costs that were previously included in accumulated other comprehensive loss, with a corresponding curtailment gain in other comprehensive income which was recorded during the year ended September 30, 2020.

In June 2021, the Company terminated its Post-retirement Medical plan effective June 4, 2021. Pursuant to the Post-retirement Medical plan document, the Company, as the sponsor of the Postretirement Medical plan, had the right to terminate the plan within sixty days’ notice to each participant and the plan may be terminated by the resolution of the Board of the Directors of the Company. Further, under the terms of the plan document, the participants in the Post-retirement Medical plan were not entitled to any unpaid vested benefits thereunder upon termination of the plan. The Post-retirement Medical plan was an unfunded plan and the Company funded benefits when payments were made. As a result of the plan termination, the Company recognized a non-cash gain of $2,341,000 during the year ended September 30, 2021.

The following tables detail the changes in benefit obligations, fair values of plan assets and reconciliations of the funded status of the retirement plans:

	Pension		SERP		Post-retirement Medical
	September 30,
	2021	2020	2021	2020	2021	2020
Change in Projected Benefit Obligation:
Benefit obligation at beginning of year	$10,280,000	$10,971,000	$2,031,000	$2,385,000	$2,839,000	$2,633,000
Service cost	—	50,000	—	3,000	—	—
Interest cost	258,000	304,000	51,000	63,000	48,000	80,000
Actuarial (gain) loss	(15,000)	504,000	63,000	(90,000)	—	134,000
Benefits paid	(158,000)	(153,000)	(9,000)	—	(5,000)	(8,000)
Curtailments	—	(1,396,000)	—	(330,000)	—	—
Termination of post-retirement medical plan	—	—	—	—	(2,882,000)	—
Benefit obligation at end of year	10,365,000	10,280,000	2,136,000	2,031,000	—	2,839,000
Change in Plan Assets:
Fair value of plan assets at beginning of year	11,051,000	10,192,000	—	—	—	—
Actual return on plan assets	1,701,000	1,012,000	—	—	—	—
Employer contributions	—	—	—	—	5,000	8,000
Benefits paid	(158,000)	(153,000)	—	—	(5,000)	(8,000)
Fair value of plan assets at end of year	12,594,000	11,051,000	—	—	—	—
Funded status	$2,229,000	$771,000	$(2,136,000)	$(2,031,000)	$—	$(2,839,000)

	Pension		SERP		Post-retirement Medical
	September 30,
	2021	2020	2021	2020	2021	2020

Amounts recognized in the Consolidated Balance Sheets:
Noncurrent assets	$2,229,000	$771,000	$—	$—	$—	$—
Current liabilities	—	—	(35,000)	(32,000)	—	(9,000)
Noncurrent liabilities	—	—	(2,101,000)	(1,999,000)	—	(2,830,000)
Net amount	$2,229,000	$771,000	$(2,136,000)	$(2,031,000)	$—	$(2,839,000)

Amounts recognized in accumulated other comprehensive income (loss) before income taxes:
Net actuarial loss	$471,000	$1,681,000	$135,000	$72,000	$—	$721,000
Prior service cost (credit)	—	—	—	—	—	—
Accumulated other comprehensive loss	$471,000	$1,681,000	$135,000	$72,000	$—	$721,000

Currently, no contributions will be made to the Pension Plan during fiscal 2022. The SERP plan is unfunded and Barnwell funds benefits when payments are made. Expected payments under the SERP for fiscal 2022 is not material. Fluctuations in actual market returns as well as changes in general interest rates will result in changes in the market value of plan assets and may result in increased or decreased retirement benefits costs and contributions in future periods.

The Pension Plan actuarial gains in fiscal 2021 were primarily due to an increase in the discount rate and actual investment returns that were greater than the assumed rate of return. The SERP actuarial losses in fiscal 2021 were primarily due to an updated mortality projection scale and adjustments due to experience, partially offset by an increase in the discount rate.

The Pension Plan actuarial losses in fiscal 2020 were primarily due to a decrease in the discount rate. The SERP actuarial gains in fiscal 2020 were primarily due to the freezing of the plan benefit accruals which decreased the net periodic cost and improved the funded position. The Post-retirement Medical plan actuarial losses in fiscal 2020 were primarily due to a decrease in the discount rate.

The following table presents the weighted-average assumptions used to determine benefit obligations and net benefit (income) costs:

	Pension		SERP		Post-retirement Medical
	Year ended September 30,
	2021	2020	2021	2020	2021	2020

Assumptions used to determine fiscal year-end benefit obligations:
Discount rate	2.84%	2.54%	2.84%	2.54%	N/A	2.54%
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

Assumptions used to determine net benefit costs (years ended):
Discount rate	2.54%	3.06% / 3.15%(1)	2.54%	3.06% / 3.15%(1)	2.54% / 3.00%(2)	3.06%
Expected return on plan assets	5.00%	6.50%	N/A	N/A	N/A	N/A
Rate of compensation increase	N/A	4.00%	N/A	4.00%	N/A	N/A

(1)	3.06% as of September 30, 2019 and 3.15% as of December 31, 2019 remeasurement.

(2)	2.54% as of September 30, 2020 and 3.00% as of May 31, 2021 termination.

We select a discount rate by reference to yields available on the FTSE High Grade Credit Index at our consolidated balance sheet date. The expected return on plan assets is primarily based on historical rates of return.

The components of net periodic benefit (income) cost are as follows:

	Pension		SERP		Post-retirement Medical
	Year ended September 30,
	2021	2020	2021	2020	2021	2020

Net periodic benefit (income) cost for the year:
Service cost	$—	$50,000	$—	$3,000	$—	$—
Interest cost	258,000	304,000	51,000	63,000	48,000	80,000
Expected return on plan assets	(546,000)	(680,000)	—	—	—	—
Amortization of prior service cost (credit)	—	1,000	—	(1,000)	—	—
Amortization of net actuarial loss	39,000	35,000	—	5,000	62,000	80,000
Curtailment cost (income)	—	53,000	—	(53,000)	—	—
Net periodic benefit (income) cost	$(249,000)	$(237,000)	$51,000	$17,000	$110,000	$160,000

The accumulated benefit obligation differs from the projected benefit obligation in that it assumes future compensation levels will remain unchanged. The accumulated benefit obligation for the Pension Plan was $10,365,000 and $10,280,000 at September 30, 2021 and 2020, respectively. The accumulated benefit obligation for the SERP was $2,136,000 and $2,031,000 at September 30, 2021 and 2020, respectively.

The benefits expected to be paid under the retirement plans as of September 30, 2021 are as follows:

	Pension	SERP
Expected Benefit Payments:
Fiscal year ending September 30, 2022	$320,000	$35,000
Fiscal year ending September 30, 2023	$470,000	$97,000
Fiscal year ending September 30, 2024	$533,000	$123,000
Fiscal year ending September 30, 2025	$526,000	$122,000
Fiscal year ending September 30, 2026	$519,000	$121,000
Fiscal years ending September 30, 2027 through 2031	$2,840,000	$636,000

Plan Assets

Management communicates periodically with its professional investment advisors to establish investment policies, direct investments and select investment options. The overall investment objective of the Pension Plan is to attain a diversified combination of investments that provides long-term growth in the assets of the plan to fund future benefit obligations while managing risk in order to meet current benefit obligations. Generally, interest and dividends received provide cash flows to fund current benefit obligations. Longer-term obligations are generally estimated to be provided for by growth in equity securities. The Company’s investment policy permits investments in a diversified mix of U.S. and international equities, fixed income securities and cash equivalents.

Barnwell’s investments in fixed income securities include corporate bonds, preferred securities, and fixed income exchange-traded funds. The Company’s investments in equity securities primarily include domestic and international large-cap companies, as well as, domestic and international equity securities exchange-traded funds.

The Company’s year-end target allocation, by asset category, and the actual asset allocations were as follows:

	Target	September 30,
Asset Category	Allocation	2021	2020
Cash and other	0% - 15%	—%	—%
Fixed income securities	15% - 40%	31%	52%
Equity securities	45% - 75%	69%	48%

Actual investment allocations may vary from our target allocations from time to time due to prevailing market conditions. We periodically review our actual investment allocations and rebalance our investments to our target allocations as dictated by current and anticipated market conditions and required cash flows.

We categorize plan assets into three levels based upon the assumptions used to price the assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 requires significant management judgment in determining the fair value. Equity securities and exchange-traded funds are valued by obtaining quoted prices on recognized and highly liquid exchanges. Fixed income securities are valued based upon the closing price reported in the active market in which the security is traded. All of our plan assets are categorized as Level 1 assets, and as such, the actual market value is used to determine the fair value of assets.

The following tables set forth by level, within the fair value hierarchy, pension plan assets at their fair value:

		Fair Value Measurements Using:
	Carrying Amount	Quoted Prices in	Significant Other	Significant
	as of September 30, 2021	Active Markets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets:
Cash	$25,000	$25,000	$—	$—
Corporate bonds	1,000	1,000	—	—
Fixed income exchange-traded funds	3,809,000	3,809,000	—	—
Preferred securities	48,000	48,000	—	—
Equity securities exchange-traded funds	459,000	459,000	—	—
Equities	8,252,000	8,252,000	—	—
Total	$12,594,000	$12,594,000	$—	$—

		Fair Value Measurements Using:
	Carrying Amount as of September 30, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Corporate bonds	$1,000	$1,000	$—	$—
Fixed income exchange-traded funds	5,762,000	5,762,000	—	—
Equity securities exchange-traded funds	352,000	352,000	—	—
Equities	4,936,000	4,936,000	—	—
Total	$11,051,000	$11,051,000	$—	$—

10.	INCOME TAXES

The components of earnings (loss) before income taxes, after adjusting the earnings (loss) for non-controlling interests, are as follows:

	Year ended September 30,
	2021	2020
United States	$5,436,000	$1,518,000
Canada	1,149,000	(6,271,000)
	$6,585,000	$(4,753,000)

The components of the income tax provision related to the above earnings (loss) are as follows:

	Year ended September 30,
	2021	2020
Current provision (benefit):
United States – Federal
Before operating loss carryforwards	$60,000	$—
Benefit of operating loss carryforwards	(60,000)	—
After operating loss carryforwards	—	—
United States – State
Before operating loss carryforwards	174,000	(23,000)
Benefit of operating loss carryforwards	(7,000)	—
After operating loss carryforwards	167,000	(23,000)
Canadian	—	—
Total current	167,000	(23,000)
Deferred provision:
United States – State	165,000	26,000
Canadian	—	—
Total deferred	165,000	26,000
	$332,000	$3,000

Consolidated taxes do not bear a customary relationship to pretax results due primarily to the fact that the Company is taxed separately in Canada based on Canadian source operations and in the U.S. based on consolidated operations, and essentially all deferred tax assets, net of relevant offsetting deferred tax liabilities, are not estimated to have a future benefit as tax credits or deductions. Income from our non-controlling interest in the Kukio Resort Land Development Partnerships is treated as non-unitary for state of Hawaii unitary filing purposes, thus unitary Hawaii losses provide limited sheltering of such non-unitary income. Income from our investment in the Oklahoma oil venture is 100% allocable to Oklahoma, and therefore, receives no benefit from consolidated or unitary losses.

On June 28, 2019, the Canadian province of Alberta enacted legislation that decreased the provincial general corporate tax rate from 12% to 11% effective July 1, 2019, with further 1% rate reductions on January 1 of every year until the provincial general corporate tax rate is 8% on January 1, 2022, bringing Barnwell of Canada’s and Octavian Oil’s total Canadian statutory tax rates from 30.65% and 27.00%, respectively, to 29.70% and 26.00%, respectively, effective July 1, 2019 and to 26.85% and 23.00%, respectively, effective January 1, 2022. On June 29, 2020, the Government of Alberta introduced Alberta’s Recovery Plan which will, among other things, reduce Alberta’s general corporate income tax rate to 8% (from 10%) effective July 1, 2020. This reduction was enacted in the quarter ended December 31, 2020. Canadian deferred tax assets and liabilities have been measured using the enacted tax rates in effect for the year in which the differences are expected to reverse. Alberta rate changes have no significant impact to earnings/loss as a result of a full valuation allowance being applied to Canadian deferred tax assets.

On December 27, 2020, then President Donald Trump signed into law the Consolidated Appropriations Act (the “Act”), an omnibus spending bill to fund the federal government that also includes an array of COVID-related tax relief for individuals and businesses. The tax-related measures contained in the Act revise and expand provisions enacted earlier in the year by the Families First Coronavirus Response Act and the Coronavirus Aid, Relief, and Economic Security Act. The Act also extends a number of expiring tax provisions. Additionally, the Act provides for a 100% deduction for certain business meals incurred in calendar years 2021 and 2022. The Company determined that income tax effects related to the passage of the Consolidated Appropriations Act were not material to the financial statements for the year ended September 30, 2021.

A reconciliation between the reported income tax expense and the amount computed by multiplying the earnings (loss) attributable to Barnwell before income taxes by the U.S. federal tax rate of 21% is as follows:

	Year ended September 30,
	2021	2020
Tax provision (benefit) computed by applying statutory rate	$1,383,000	$(998,000)
Impact of TCJA limitation on post-TCJA net operating loss carryforwards	—	(260,000)
(Decrease) increase in the valuation allowance	(1,482,000)	1,978,000
Additional effect of the foreign tax provision on the total tax provision	87,000	(762,000)
U.S. state tax provision, net of federal benefit	332,000	3,000
Other	12,000	42,000
	$332,000	$3,000

The changes in the valuation allowance shown in the table above exclude the impact of changes in state taxes and foreign tax credit expiries, the valuation allowance impacts of which are incorporated within the respective reconciliation line items elsewhere in the table.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	September 30,
	2021	2020
Deferred income tax assets:
Foreign tax credit carryover under U.S. tax law	$1,197,000	$2,421,000
U.S. federal net operating loss carryover	8,846,000	8,874,000
U.S. state unitary net operating loss carryovers	939,000	877,000
Canadian net operating loss carryovers	1,411,000	1,351,000
Tax basis of investment in land in excess of book basis under U.S. tax law	305,000	306,000
Property and equipment accumulated book depreciation and depletion in excess of tax under Canadian tax law	1,091,000	1,421,000
Property and equipment accumulated book depreciation and depletion in excess of tax under U.S. tax law	699,000	931,000
Liabilities accrued for books but not for tax under U.S. tax law	1,225,000	1,894,000
Liabilities accrued for books but not for tax under Canadian tax law	1,813,000	1,591,000
Other	170,000	345,000
Total gross deferred income tax assets	17,696,000	20,011,000
Less valuation allowance	(16,398,000)	(19,357,000)
Net deferred income tax assets	1,298,000	654,000
Deferred income tax liabilities:
Book basis of investment in land development partnerships in excess of tax basis under U.S. tax law	(1,156,000)	(654,000)
Book basis of investment in land development partnerships in excess of tax basis under U.S. state non-unitary tax law	(352,000)	(194,000)
U.S. oil and gas property and equipment accumulated tax depreciation and depletion in excess of book under U.S. tax law	(142,000)	—
U.S. oil and gas property and equipment accumulated tax depreciation and depletion in excess of book under U.S. state tax law	(7,000)	—
Total deferred income tax liabilities	(1,657,000)	(848,000)
Net deferred income tax liability	$(359,000)	$(194,000)
Reported as:
Deferred income tax assets	—	—
Deferred income tax liabilities	(359,000)	(194,000)
Net deferred income tax liability	$(359,000)	$(194,000)

The total valuation allowance decreased $2,959,000 for the year ended September 30, 2021. The decrease was primarily due to a $1,225,000 decrease in the U.S. federal tax law valuation allowance related to U.S. federal net operating loss carryforwards, a $1,224,000 decrease in the U.S. federal tax law valuation allowance related to foreign tax credit carryovers, and a $257,000 decrease in the valuation allowance for deferred tax assets under Canadian law related to property and equipment accumulated book depletion in excess of tax and Canadian jurisdiction net operating loss carryforwards that may not be realizable. Of the total net decrease in the valuation allowance for fiscal 2021, $2,830,000 was recognized as an income tax benefit and $129,000 was credited to accumulated other comprehensive loss.

Net deferred tax assets at September 30, 2021 of $1,298,000 consists of the portion of U.S. federal consolidated deferred tax assets that are estimated to be partially realized through corresponding reversals of U.S. federal consolidated deferred tax liabilities related to the Kukio Resort Land Development Partnerships’ excess of book income over taxable income and the Oklahoma oil venture’s book basis of property and equipment in excess of tax basis.

At September 30, 2021, Barnwell had U.S. federal foreign tax credit carryovers, U.S. federal net operating loss carryovers, U.S. state net operating loss carryovers and Canadian net operating loss carryovers totaling $1,197,000, $42,125,000, $14,674,000 and $5,716,000, respectively. All four items were fully offset by valuation allowances at September 30, 2021, except for a portion of Hawaii NOLs which is expected to shelter a portion of the reversal of the Company’s Hawaii non-unitary taxable temporary difference related to its investment in Hawaii land development partnerships. The U.S. federal net operating loss carryovers generated through September 30, 2018 expire in fiscal years 2032-2038, the U.S. state unitary net operating loss carryovers generated through September 30, 2017 expire in fiscal years 2033-2037, the Canadian net operating loss carryovers expire in fiscal years 2037-2041, and the foreign tax credit carryovers expire in fiscal years 2022-2025. The U.S. federal net operating loss carryovers generated in the years ended September 30, 2021, 2020 and 2019 and the U.S. state net operating loss carryovers generated in the years ended September 30, 2021, 2020, 2019 and 2018 have no expiry, however utilization of the U.S. state net operating loss carryovers generated in fiscal 2018 and future years are limited to 80% of taxable income.

FASB ASC Topic 740, Income Taxes, prescribes a threshold for recognizing the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. The Company has no uncertain tax positions as of September 30, 2021 or 2020.

Included below is a summary of the tax years, by jurisdiction, that remain subject to examination by taxing authorities at September 30, 2021:

Jurisdiction	Fiscal Years Open
U.S. federal	2018 – 2020
Various U.S. states	2018 – 2020
Canada federal	2014 – 2020
Various Canadian provinces	2014 – 2020

11.       REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue

The following tables provide information about disaggregated revenue by revenue streams, reportable segments, geographical region, and timing of revenue recognition for the years ended September 30, 2021 and 2020.

	Year ended September 30, 2021
	Oil and natural gas	Contract drilling	Land investment	Other	Total
Revenue streams:
Oil	$7,617,000	$—	$—	$—	$7,617,000
Natural gas	1,871,000	—	—	—	1,871,000
Natural gas liquids	766,000	—	—	—	766,000
Drilling and pump	—	5,809,000	—	—	5,809,000
Contingent residual payments	—	—	1,738,000	—	1,738,000
Other	—	—	—	304,000	304,000
Total revenues before interest income	$10,254,000	$5,809,000	$1,738,000	$304,000	$18,105,000
Geographical regions:
United States	$118,000	$5,809,000	$1,738,000	$35,000	$7,700,000
Canada	10,136,000	—	—	269,000	10,405,000
Total revenues before interest income	$10,254,000	$5,809,000	$1,738,000	$304,000	$18,105,000
Timing of revenue recognition:
Goods transferred at a point in time	$10,254,000	$—	$1,738,000	$304,000	$12,296,000
Services transferred over time	—	5,809,000	—	—	5,809,000
Total revenues before interest income	$10,254,000	$5,809,000	$1,738,000	$304,000	$18,105,000

	Year ended September 30, 2020
	Oil and	Contract	Land
	natural gas	drilling	investment	Other	Total
Revenue streams:
Oil	$5,214,000	$—	$—	$—	$5,214,000
Natural gas	1,119,000	—	—	—	1,119,000
Natural gas liquids	360,000	—	—	—	360,000
Drilling and pump	—	10,994,000	—	—	10,994,000
Contingent residual payments	—	—	325,000	—	325,000
Other	—	—	—	317,000	317,000
Total revenues before interest income	$6,693,000	$10,994,000	$325,000	$317,000	$18,329,000
Geographical regions:
United States	$—	$10,994,000	$325,000	$6,000	$11,325,000
Canada	6,693,000	—	—	311,000	7,004,000
Total revenues before interest income	$6,693,000	$10,994,000	$325,000	$317,000	$18,329,000
Timing of revenue recognition:
Goods transferred at a point in time	$6,693,000	$—	$325,000	$317,000	$7,335,000
Services transferred over time	—	10,994,000	—	—	10,994,000
Total revenues before interest income	$6,693,000	$10,994,000	$325,000	$317,000	$18,329,000

Contract Balances

The following table provides information about accounts receivables, contract assets and contract liabilities from contracts with customers:

	September 30,
	2021	2020
Accounts receivables from contracts with customers	$2,797,000	$1,772,000
Contract assets	581,000	413,000
Contract liabilities	455,000	1,097,000

Accounts receivables from contracts with customers are included in “Accounts and other receivables, net of allowance for doubtful accounts,” and contract assets, which includes costs and estimated earnings in excess of billings and retainage, are included in “Other current assets.” Contract liabilities, which includes billings in excess of costs and estimated earnings are included in “Other current liabilities” in the accompanying Consolidated Balance Sheets.

Retainage, included in contract assets, represents amounts due from customers, but where payments are withheld contractually until certain construction milestones are met. Amounts retained typically range from 5% to 10% of the total invoice, up to contractually-specified maximums. The Company classifies as a current asset those retainages that are expected to be collected in the next twelve months.

Contract assets represent the Company’s rights to consideration in exchange for services transferred to a customer that have not been billed as of the reporting date. The Company’s rights are generally unconditional at the time its performance obligations are satisfied.

When the Company receives consideration, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a sales contract, the Company records deferred revenue, which represents a contract liability. Such deferred revenue typically results from billings in excess of costs and estimated earnings on uncompleted contracts. As of September 30, 2021 and 2020, the Company had $455,000 and $1,097,000, respectively, included in “Other current liabilities” on the Consolidated Balance Sheets for those performance obligations expected to be completed in the next twelve months.

During the years ended September 30, 2021 and 2020, the amount of revenue recognized that was previously included in contract liabilities as of the beginning of the respective period was $1,013,000 and $1,054,000, respectively.

Contracts are sometimes modified for a change in scope or other requirements. The Company considers contract modifications to exist when the modification either creates new or changes the existing enforceable rights and obligations. Most of the Company’s contract modifications are for goods and services that are not distinct from the existing performance obligations. The effect of a contract modification on the transaction price, and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue (either as an increase or decrease) on a cumulative catchup basis.

Performance Obligations

The Company’s remaining performance obligations for drilling and pump installation contracts (hereafter referred to as “backlog”) represent the unrecognized revenue value of the Company’s contract commitments. The Company’s backlog may vary significantly each reporting period based on the timing of major new contract commitments. In addition, our customers have the right, under some infrequent circumstances, to terminate contracts or defer the timing of the Company’s services and their payments to us. Nearly all of the Company’s contract drilling segment contracts have original expected durations of one year or less. At September 30, 2021, the Company had four contract drilling jobs with original expected durations of greater than one year. For these contracts, approximately 13% of the remaining performance obligation of $2,817,000 is expected to be recognized in the next twelve months and the remaining, thereafter.

Contract Fulfillment Costs

Preconstruction costs, which include costs such as set-up and mobilization, are capitalized and allocated across all performance obligations and deferred and amortized over the contract term on a progress towards completion basis. As of September 30, 2021 and 2020, the Company had $326,000 and $145,000, respectively, in unamortized preconstruction costs related to contracts that were not completed. During the years ended September 30, 2021 and 2020, the amortization of preconstruction costs related to contracts was $224,000 and $163,000, respectively. These amounts have been included in “Contract drilling operating” costs and expenses in the accompanying Consolidated Statements of Operations. Additionally, no impairment charges in connection with the Company’s preconstruction costs were recorded during the years ended September 30, 2021 and 2020.

Water Well Re-drill

In the quarter ended December 31, 2019, the Company experienced the failure of a hole opener which broke apart leaving pieces in the bottom of a water well being drilled in Hawaii. Efforts to remove the items from the well were unsuccessful through the quarter ended March 31, 2020 and subsequently the Company determined that the well should be abandoned and a new well drilled at no incremental cost to the customer as per the terms of the contract. Accordingly, all the costs to drill and abandon the first well, which are all wasted costs, were excluded from the measurement of progress toward contract completion and all such costs were fully accrued in the quarter ended March 31, 2020, as this contract was determined to be a loss job. In September 2020, while making progress towards the drilling of a replacement well in different location, the drill string twisted off and became lodged in the well borehole, which required a stoppage of drilling and the need to dislodge and retrieve the broken drill string. Accordingly, the estimated total rework costs to remediate the situation was accrued at September 30, 2020. In January 2021, the broken drill string was retrieved from the well borehole and drilling of the replacement well recommenced.

Uninstalled Materials

Uninstalled materials, which typically consists of well casing or pumps, are excluded in the costs-to-costs calculation for the duration of the contract as including these costs would result in a distortion of progress towards satisfaction of the performance obligation due to the resulting cumulative catch-up in margin in a single period. An equal amount of cost and revenue is recorded when uninstalled materials are controlled by the customer, which is typically when Barnwell has the right to payment for the materials and when the materials are delivered to the customer’s site or location and such materials have been accepted by the customer. Uninstalled materials are held in inventory and included in “Other current assets” on the Company’s Consolidated Balance Sheets.

A summary of Barnwell’s uninstalled materials is as follows:

	September 30, 2021	September 30, 2020
Uninstalled materials	226,000	489,000

12.          SEGMENT AND GEOGRAPHIC INFORMATION

Barnwell operates the following segments: 1) acquiring, developing, producing and selling oil and natural gas in Canada and Oklahoma (oil and natural gas); 2) investing in land interests in Hawaii (land investment); and 3) drilling wells and installing and repairing water pumping systems in Hawaii (contract drilling).

The following table presents certain financial information related to Barnwell’s reporting segments. All revenues reported are from external customers with no intersegment sales or transfers.

	Year ended September 30,
	2021	2020
Revenues:
Oil and natural gas	$10,254,000	$6,693,000
Contract drilling	5,809,000	10,994,000
Land investment	1,738,000	325,000
Other	304,000	317,000
Total before interest income	18,105,000	18,329,000
Interest income	8,000	18,000
Total revenues	$18,113,000	$18,347,000
Depletion, depreciation, and amortization:
Oil and natural gas	$645,000	$1,747,000
Contract drilling	305,000	356,000
Other	13,000	44,000
Total depletion, depreciation, and amortization	$963,000	$2,147,000
Impairment:
Oil and natural gas	$630,000	$4,326,000
Contract drilling	38,000	—
Land investment	—	50,000
Total impairment	$668,000	$4,376,000
Operating profit (loss) (before general and administrative expenses):
Oil and natural gas	$2,423,000	$(4,230,000)
Contract drilling	(89,000)	3,125,000
Land investment	1,738,000	275,000
Other	291,000	273,000
Gain on sale of assets	1,982,000	1,336,000
Total operating profit	6,345,000	779,000
Equity in income of affiliates:
Land investment	5,793,000	352,000
General and administrative expenses	(7,088,000)	(5,820,000)
Interest expense	(13,000)	(3,000)
Interest income	8,000	18,000
Gain on debt extinguishment	149,000	—
Gain on termination of post-retirement medical plan	2,341,000	—
Earnings (loss) before income taxes	$7,535,000	$(4,674,000)

Capital Expenditures:

	Year ended September 30,
	2021	2020
Oil and natural gas	$3,028,000	$3,099,000
Contract drilling	62,000	408,000
Other	1,000	7,000
Total	$3,091,000	$3,514,000

Oil and natural gas capital expenditures include acquisitions as well as changes to capitalized asset retirement obligations, including revisions of asset retirement obligations (see Note 8 for additional details).

Assets By Segment:

	September 30,
	2021	2020
Oil and natural gas (1)	$6,401,000	$3,613,000
Contract drilling (2)	4,071,000	3,838,000
Land investment (2)	—	901,000
Other:
Cash and cash equivalents	11,279,000	4,584,000
Corporate and other	2,684,000	2,246,000
Total	$24,435,000	$15,182,000

(1)	Located primarily in the province of Alberta, Canada with a minor portion in Oklahoma.

(2)	Located in Hawaii.

Long-Lived Assets By Geographic Area:

	September 30,
	2021	2020
United States	$4,180,000	$3,393,000
Canada	2,220,000	2,302,000
Total	$6,400,000	$5,695,000

Revenue By Geographic Area:

	Year ended September 30,
	2021	2020
United States	$7,700,000	$11,325,000
Canada	10,405,000	7,004,000
Total (excluding interest income)	$18,105,000	$18,329,000

13.           ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of accumulated other comprehensive income (loss), net of taxes, are as follows:

	Year ended September 30,
	2021	2020
Foreign currency translation:
Beginning accumulated foreign currency translation	$545,000	$691,000
Change in cumulative translation adjustment before reclassifications	(283,000)	(146,000)
Income taxes	—	—
Net current period other comprehensive loss	(283,000)	(146,000)
Ending accumulated foreign currency translation	262,000	545,000
Retirement plans:
Beginning accumulated retirement plans benefit cost	(1,980,000)	(3,608,000)
Amortization of net actuarial loss and prior service cost	101,000	120,000
Net actuarial gains arising during the period	1,108,000	1,508,000
Gain on termination of post-retirement medical plan	541,000	—
Income taxes	—	—
Net current period other comprehensive income	1,750,000	1,628,000
Ending accumulated retirement plans benefit cost	(230,000)	(1,980,000)
Accumulated other comprehensive income (loss), net of taxes	$32,000	$(1,435,000)

The amortization of net actuarial loss and prior service cost for the retirement plans are included in the computation of net periodic benefit (income) cost which is a component of “General and administrative” expenses on the accompanying Consolidated Statements of Operations (see Note 9 for additional details).

14.       FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts and other receivables, accounts payable and accrued current liabilities approximate their fair values due to the short-term nature of the instruments.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The estimated fair values of oil and natural gas properties and the asset retirement obligation incurred in the drilling of oil and natural gas wells or assumed in the acquisitions of additional oil and natural gas working interests are based on an estimated discounted cash flow model and market assumptions. The significant Level 3 assumptions used in the calculation of estimated discounted cash flows included future commodity prices, projections of estimated quantities of oil and natural gas reserves, expectations for timing and amount of future development, operating and asset retirement costs, projections of future rates of production, expected recovery rates and risk adjusted discount rates. See Note 7 for additional information regarding oil and natural gas property acquisitions.

Barnwell estimates the fair value of asset retirement obligations based on the projected discounted future cash outflows required to settle abandonment and restoration liabilities. Such an estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, what constitutes adequate restoration, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental and political environments. Abandonment and restoration cost estimates are determined in conjunction with Barnwell’s reserve engineers based on historical information regarding costs incurred to abandon and restore similar well sites, information regarding current market conditions and costs, and knowledge of subject well sites and properties. Asset retirement obligation fair value measurements in the current period were Level 3 fair value measurements. As further described in Note 8, the Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Asset retirement obligations are not measured at fair value subsequent to initial recognition.

15.       DEBT

Paycheck Protection Program Loan

On April 28, 2020, the Company, as obligor, entered into a promissory note evidencing an unsecured loan in the approximate amount of $147,000 under the PPP pursuant to the CARES Act that was signed into law in March 2020. The note was to mature two years after the date of the loan disbursement with interest at a fixed annual rate of 1.00%, and with the principal and interest payments deferred until ten months after the last day of the covered period. In April 2021, the Company was notified by the lender of our PPP loan that the entire PPP loan amount and related accrued interest was forgiven by the Small Business Administration. As a result of the loan forgiveness, the Company recognized a gain on debt extinguishment of $149,000 during the year ended September 30, 2021.

Canada Emergency Business Account Loan

In the quarter ended December 31, 2020, the Company’s Canadian subsidiary, Barnwell of Canada, received a loan of CAD$40,000 (in Canadian dollars) under the Canada Emergency Business Account (“CEBA”) loan program for small businesses. In the quarter ended March 31, 2021, the Company applied for an increase to our CEBA loan and received an additional CAD$20,000 for a total loan amount received of CAD$60,000 ($47,000) under the program. The CEBA loan is interest-free with no principal payments required until December 31, 2022, after which the remaining loan balance is converted to a three year term loan at 5% annual interest paid monthly. If the Company repays 66.6% of the principal amount prior to December 31, 2022, there will be loan forgiveness of 33.3% up to a maximum of CAD$20,000.

16.       LEASES

The Company’s right-of-use (“ROU”) assets and lease liabilities at September 30, 2021, primarily relate to non-cancelable operating leases for our Hawaii corporate and Canadian office spaces and our leasehold land interest for Lot 4C held by Kaupulehu Developments. Management determines if a contract is or contains a lease at inception of the contract or modification of the contract. A contract is or contains a lease if the contract conveys the right to control the use of the asset for a period in exchange for consideration.

Operating lease ROU assets and liabilities are recognized based on the present value of future minimum lease payments over the expected lease term at commencement date. The Company’s leases do not provide a readily determinable implicit rate; therefore, management uses the Company’s incremental borrowing rate to discount lease payments based on information available at lease commencement. Our lease terms may include options to extend or terminate the lease when it is reasonably certain we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease terms. The Company has lease agreements with lease and non-lease components and the non-lease components are excluded in the calculation of the ROU asset and lease liability and expensed as incurred. None of the Company’s lease agreements contain material residual value guarantees or material restrictions or covenants.

A ROU asset and corresponding lease liability is not recorded for leases with an initial term of 12 months or less (short-term leases) as the Company recognizes lease expense for these leases as incurred over the lease term.

Leases recorded on the balance sheet consist of the following:

	September 30,
	2021	2020
Assets:
Operating lease right-of-use assets	$296,000	$249,000
Total right-of-use assets	$296,000	$249,000
Liabilities:
Current portion of operating lease liabilities	$117,000	$111,000
Operating lease liabilities	180,000	143,000
Total lease liabilities	$297,000	$254,000

The components of lease expenses are as follows:

	Year ended September 30,
	2021	2020
Operating lease cost	$130,000	$334,000
Short-term lease cost	254,000	69,000
Variable lease cost	103,000	—
Total lease cost	$487,000	$403,000

Supplemental information related to leases is as follows:

	September 30,
	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$133,000	$189,000
Operating leases:
Weighted-average remaining lease term (in years)	2.9	3.4
Weighted-average discount rate	5.19%	5.85%

The remaining lease payments for our operating leases as of September 30, 2021, are as follows:

Fiscal year ending:
2022	$129,000
2023	97,000
2024	58,000
2025	30,000
2026	7,000
Thereafter through 2027	—
Total lease payments	321,000
Less: amounts representing interest	(24,000)
Present value of lease liabilities	$297,000

The lease payments for the Lot 4C leasehold land were subject to renegotiation as of January 1, 2006. Per the lease agreement, the lease payments will remain unchanged pending an appraisal, whereupon the lease rent could be adjusted to fair market value. Barnwell does not know the amount of the new lease payments which could be effective upon performance of the appraisal; they may remain unchanged or increase, and Barnwell currently expects the adjustment, if any, to not be material. The future lease payment disclosures above assume the minimum lease payments for leasehold land in effect at December 31, 2005 remain unchanged through December 2025, the end of the lease term.

Gain on sale of leased asset

In March 2020, the Company sold its leasehold interest in a three-quarter of an acre contract drilling segment maintenance and storage yard in Honolulu, Hawaii to an unrelated third party for a $1,100,000 cash payment. As a result of the sale transaction, the Company recognized a gain of $1,336,000, inclusive of a $236,000 gain from the reversal of the storage yard’s lease liability in excess of the right-of-use asset, in the year ended September 30, 2020.

17.           STOCKHOLDERS’ EQUITY (DEFICIT)

Share-based Compensation

2018 Equity Incentive Plan

The Company’s stock option plans are administered by the Compensation Committee of the Board of Directors. The stockholder-approved 2018 Equity Incentive Plan provides for the issuance of incentive stock options, nonstatutory stock options, stock options with stock appreciation rights, restricted stock, restricted stock units and performance units, qualified performance-based awards, and stock grants to employees, consultants and non-employee members of the Board of Directors. 800,000 shares of Barnwell common stock have been reserved for issuance and as of September 30, 2021, a total of 135,000 share options remain available for grant.

Barnwell currently has a policy of issuing new shares to satisfy share option exercises when the optionee requests shares.

Equity-classified Awards

On February 9, 2021, the Board of Directors of the Company granted options to purchase 665,000 shares of common stock, 310,000 shares to independent directors and 355,000 shares to employees. 605,000 shares of the stock options granted have an exercise price equal to the closing market price of Barnwell’s stock on the date of grant of $3.33, vest annually over three years, and expire in ten years from the date of grant. 60,000 shares of the stock options granted have an exercise price of $3.66 (110% of the closing market price on the date of grant for options granted to affiliates), vest annually over three years, and expire in five years from the date of grant.

A summary of the activity in Barnwell’s equity-classified share options from October 1, 2020 through September 30, 2021 is presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at October 1, 2020	—	$—
Granted	665,000	3.36
Exercised	—	—
Expired/Forfeited	(50,000)	3.33
Outstanding at September 30, 2021	615,000	$3.36	8.9	$—
Exercisable at September 30, 2021	—	$—	—	$—

The following assumptions were used in estimating the fair value of the equity-classified share options granted on February 9, 2021:

	> 10% Owner-Employee	Others
Number of shares	60,000	605,000
Expected volatility	127.4%	105.8%
Expected dividends	None	None
Expected term (in years)	3.5	6.0
Risk-free interest rate	0.19%	0.82%
Expected forfeitures	None	None
Fair value per share	$2.51	$2.70

The application of alternative assumptions could produce significantly different estimates of the fair value of share-based compensation, and consequently, the related costs reported in the “General and administrative” expenses in the Consolidated Statements of Operations.

Compensation cost for equity-classified awards is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period. During the year ended September 30, 2021, the Company recognized total share-based compensation expense of $643,000. There was no share-based compensation expense recognized during the year ended September 30, 2020. Additionally, there was no impact on income taxes for the years ended September 30, 2021 and 2020 due to a full valuation allowance on the related deferred tax asset. As of September 30, 2021, the total remaining unrecognized compensation cost related to nonvested share options was $1,005,000, which is expected to be recognized over the weighted-average remaining requisite service period of 2.4 years.

At The Market Offering

On March 16, 2021, the Company entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P,”), with respect to the ATM pursuant to which the Company may offer and sell, from time to time, shares of its common stock, par value $0.50 per share, having an aggregate sales price of up to $25 million (subject to certain limitations at any time our public float remains under $75 million), through or to A.G.P as the Company’s sales agent or as principal. Sales of our common stock under the ATM, if any, will be made by any methods deemed to be “at the market offerings” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on the NYSE American, on any other existing trading market for our Common Stock, or to or through a market maker. Shares of common stock sold under the ATM are offered pursuant to the Company’s Registration Statement on Form S-3 (File No. 333-254365), filed with the Securities and Exchange Commission on March 16, 2021, and declared effective on March 26, 2021 (the “Registration Statement”), and the prospectus dated March 26, 2021, included in the Registration Statement.

The sale of shares under the ATM began in May 2021 and as of September 30, 2021, the Company sold 1,167,987 shares of common stock resulting in net proceeds of $3,784,000 after commissions and fees of $123,000.

18.       COMMITMENTS AND CONTINGENCIES

Incentive compensation plan

In fiscal 2020, Barnwell established an incentive compensation plan to compensate all Canadian oil and natural gas segment personnel and an incentive compensation plan to compensate Canadian executive officers. The value of the plans are directly related to our oil and natural gas segment’s free cash flows and the divestiture of oil and natural gas assets. As of September 30, 2021, Barnwell has accrued approximately $325,000 in bonus compensation under these plans and the amount is reported in “Accrued compensation” on the Consolidated Balance Sheet at September 30, 2021.

Environmental Matters

Because of the inherent uncertainties associated with environmental assessment and remediation activities, future expenses to remediate sites identified in the future, if any, could be incurred. Barnwell’s management is not currently aware of any significant environmental contingent liabilities requiring disclosure or accrual.

Legal and Regulatory Matters

Barnwell is routinely involved in disputes with third parties that occasionally require litigation. In addition, Barnwell is required to maintain compliance with all current governmental controls and regulations in the ordinary course of business. Barnwell’s management is not aware of any claims or litigation involving Barnwell that are likely to have a material adverse effect on its results of operations, financial position or liquidity.

In the year ended September 30, 2019, two of the water wells drilled by the contract drilling segment for one customer were determined to not meet the contract specifications for plumbness. Subsequently, in the quarter ended March 31, 2020, the Company executed a separate five-year warranty agreement with the customer for one of the wells that did not meet plumbness. Under the terms of the agreement, if the lack of plumbness is determined to be the cause of a pump failure within the warranty period, the Company would be obligated to replace the pump at no cost to the customer. If the Company is unable to replace the pump using industry-standard methods, or if there are two or more pump failures attributable to lack of plumbness within the five-year warranty period, the Company would be obligated to drill a new well at no cost to the customer. Negotiations with the customer are currently ongoing for the other well that the customer claims did not meet plumbness despite the fact that the independent consulting engineer for the job concluded that the most recent plumbness test, completed after the well was cased with casing cemented into place as per the contract, showed that the well meets the plumbness specifications of the contract. Management believes the degrees of deviation for both wells are not impactful to the performance of the submersible pumps that will be installed in those wells. Accordingly, no accruals have been recorded as of September 30, 2021 as there is no probable or estimable contingent liability.

In July 2020, the Staff of the Commission circulated a draft of a proposed recommendation to the Commission under which the Company, the water utility, the water utility’s independent hydrologist firm and the owner of the land on which the two aforementioned water wells were drilled would be assessed penalty fines because each of the wells were calculated to have been drilled beyond the depth permitted by the permit. The wells were drilled to a depth to penetrate certain layers of impermeable rock necessary to access the aquifer at the instructions and on the advice of the hydrologist hired by the owner of the well. The Company’s share of the proposed penalties and fines was originally calculated to approximately $1,200,000. Subsequently, the Staff of the Commission acknowledged that one well had not been drilled to a depth beyond its permitted depth and the fines on that well were eliminated. Additionally, the fines applicable to the depth of the second well were dropped in lieu of the parties entering into an agreement to perform a water quality study and repurpose a current well into a monitoring well. Accordingly, the Company recorded a contingent liability of approximately $300,000 at September 30, 2020 and no subsequent revision to the accrual has been recorded as of September 30, 2021.

Other Matters

Barnwell is obligated to pay Nearco Enterprises Ltd. 10.4%, net of non-controlling interests’ share, of Kaupulehu Developments’ gross receipts from real estate transactions. The fees represent compensation for promotion and marketing of Kaupulehu Developments’ property and were determined based on the estimated fair value of such services. These fees are included in general and administrative expenses.

Barnwell is obligated to pay its external real estate legal counsel 1.2%, net of non-controlling interests’ share, of all Increment II payments received by Kaupulehu Developments for services provided by its external real estate legal counsel in the negotiation and closing of the Increment II transaction. These fees are included in general and administrative expenses.

Kaupulehu Developments is also obligated to pay an amount equal to 0.72% and 0.20% of the cumulative net profits of KD II to KD Development and a pool of various individuals, respectively, all of whom are partners of KKM and are unrelated to Barnwell, in compensation for the agreement of these parties to admit the new development partner for Increment II. Such compensation will be reflected as the obligation becomes probable and the amount of the obligation can be reasonably estimated.

19.           INFORMATION RELATING TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table details the effect of changes in current assets and liabilities on the Consolidated Statements of Cash Flows, and presents supplemental cash flow information:

	Year ended September 30,
	2021	2020
Increase (decrease)from changes in:
Receivables	$(814,000)	$(598,000)
Income tax receivable	457,000	129,000
Other current assets	(920,000)	260,000
Accounts payable	(746,000)	924,000
Accrued compensation	668,000	203,000
Other current liabilities	(796,000)	(470,000)
(Decrease) increase from changes in current assets and liabilities	$(2,151,000)	$448,000
Supplemental disclosure of cash flow information:
Cash paid (received) during the year for:
Income taxes refunded, net	$(303,000)	$(166,000)
Supplemental disclosure of non-cash investing activities:
Canadian income tax withholding on proceeds from the sale of oil and natural gas properties	$598,000	$—

Capital expenditure accruals related to oil and natural gas acquisition and development increased $346,000 and $435,000 during the years ended September 30, 2021 and 2020, respectively. Additionally, capital expenditure accruals related to oil and natural gas asset retirement obligations increased $811,000 during the year ended September 30, 2021 and decreased $52,000 during the year ended September 30, 2020.

20.          RELATED PARTY TRANSACTIONS

Kaupulehu Developments is entitled to receive payments from the sales of lots and/or residential units by KD I and KD II. KD I and KD II are part of the Kukio Resort Land Development Partnerships in which Barnwell holds indirect 19.6% and 10.8% non-controlling ownership interests, respectively, accounted for under the equity method of investment. The percentage of sales payments are part of transactions which took place in 2004 and 2006 where Kaupulehu Developments sold its leasehold interests in Increment I and Increment II to KD I’s and KD II’s predecessors in interest, respectively, which was prior to Barnwell’s affiliation with KD I and KD II which commenced on November 27, 2013, the acquisition date of our ownership interest in the Kukio Resort Land Development Partnerships. Changes to the arrangement above, effective March 7, 2019, are discussed in Note 4.

During the year ended September 30, 2021, Barnwell received $1,738,000 in percentage of sales payments from KD I from the sale of eight lots within Phase II of Increment I. During the year ended September 30, 2020, Barnwell received $325,000 in percentage of sales payments from KD I from the sale of two lots within Phase II of Increment I.

Mr. Colin R. O’Farrell, a member of the Board of Directors of the Company effective July 12, 2021, is the sole member of Four Pines Operating LLC which owns a 25% interest in Gros Ventre. In February 2021, Gros Ventre and BOK, a wholly-owned subsidiary of Barnwell, entered into the Agreement of Teton Barnwell, an entity formed for the purpose of directly investing in oil and natural gas exploration and development in Oklahoma. Under the terms of the Agreement, Gros Ventre makes no capital contributions and receives 2% of the profits of Teton Barnwell. Additionally, as the manager of Teton Barnwell, Gros Ventre is paid an annual asset management fee equal to 1% of the cumulative capital contributions made to Teton Barnwell as compensation for its management services.

21.          SUBSEQUENT EVENTS

Kukio Resort Land Development Partnerships and Sale of Interest in Leasehold Land

Subsequent to September 30, 2021, Kaupulehu Developments received percentage of sales payments totaling $600,000 from the sale of three lots within Phase II of Increment I. Financial results from the receipt of these payments will be reflected in Barnwell’s quarter ending December 31, 2021.

Additionally, subsequent to September 30, 2021, Barnwell received net cash distributions in the amount of $1,075,000 from the Kukio Resort Land Development Partnerships. Financial results of this distribution will be reflected in Barnwell’s quarter ending December 31, 2021.

Contract Segment Drilling Rig and Equipment

Subsequent to September 30, 2021, the Company sold a contract segment drilling rig and related ancillary equipment for proceeds of $687,000, net of related costs, which is equivalent to its net carrying value at September 30, 2021. Financial results from this sale will be reflected in Barnwell’s quarter ending December 31, 2021.

22.          SUMMARY OF SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

23.          SUPPLEMENTARY OIL AND NATURAL GAS INFORMATION (UNAUDITED)

The following tables summarize information relative to Barnwell’s oil and natural gas operations, which are conducted in Canada and in the U.S state of Oklahoma. Proved reserves are the estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved producing oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The estimated net interests in total proved and proved producing reserves are based upon subjective engineering judgments and may be affected by the limitations inherent in such estimations. The process of estimating reserves is subject to continual revision as additional information becomes available as a result of drilling, testing, reservoir studies and production history. There can be no assurance that such estimates will not be materially revised in subsequent periods.

(A)          Oil and Natural Gas Reserves

The following table summarizes changes in the estimates of Barnwell’s net interests in total proved reserves of oil and natural gas liquids and natural gas, which are all in Canada. Proved oil, natural gas liquids and natural gas reserves located in the U.S. state of Oklahoma are not significant and are therefore not included in the table below. All of the information regarding Canadian reserves in this Form 10-K is derived from the report of our independent petroleum reserve engineers, InSite, and is included as an Exhibit to this Form 10-K. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and natural gas properties. Accordingly, these estimates are expected to change as future information becomes available.

Proved oil and natural gas reserves are the estimated quantities of oil and natural gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions (i.e., prices and costs) existing at the time the estimate is made. Proved developed oil and natural gas reserves are proved reserves that can be expected to be recovered through existing wells and equipment in place and under operating methods being utilized at the time the estimates were made.

	OIL & NGL (Bbls)	GAS (Mcf)	Total (Boe)
Proved reserves:
Balance at September 30, 2019	1,419,000	4,520,000	2,198,000
Revisions of previous estimates	(740,000)	(1,746,000)	(1,041,000)
Acquisitions of reserves	68,000	628,000	176,000
Less sales of reserves	(38,000)	(443,000)	(114,000)
Less production	(174,000)	(649,000)	(286,000)
Balance at September 30, 2020	535,000	2,310,000	933,000
Revisions of previous estimates	291,000	1,345,000	523,000
Acquisitions of reserves	80,000	289,000	130,000
Less sales of reserves	(97,000)	(341,000)	(156,000)
Less production	(169,000)	(690,000)	(288,000)
Proved Reserves, September 30, 2021	640,000	2,913,000	1,142,000
Proved Developed Reserves, September 30, 2021	636,000	2,913,000	1,138,000
Proved Undeveloped Reserves, September 30, 2021	4,000	—	4,000

(B)          Capitalized Costs Relating to Oil and Natural Gas Producing Activities

All capitalized costs relating to oil and natural gas producing activities in Canada and the U.S. are summarized as follows:

	September 30, 2021
	Canada	United States	Total
Proved properties	$58,273,000	$217,000	$58,490,000
Unproved properties	—	962,000	962,000
Total capitalized costs	58,273,000	1,179,000	59,452,000
Accumulated depletion, depreciation, and impairment	56,053,000	14,000	56,067,000
Net capitalized costs	$2,220,000	$1,165,000	$3,385,000

	September 30, 2020
	Canada	United States	Total
Proved properties	$64,142,000	$—	$64,142,000
Unproved properties	—	—	—
Total capitalized costs	64,142,000	—	64,142,000
Accumulated depletion, depreciation, and impairment	61,839,000	—	61,839,000
Net capitalized costs	$2,303,000	$—	$2,303,000

(C) Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development

	Year ended September 30, 2021
	Canada	United States	Total
Acquisition of properties:
Proved	$1,032,000	$70,000	$1,102,000
Unproved	—	—	—
Exploration costs	255,000	—	255,000
Development costs	563,000	1,108,000	1,671,000
Total	$1,850,000	$1,178,000	$3,028,000

	Year ended September 30, 2020
	Canada	United States	Total
Acquisition of properties:
Proved	$242,000	$—	$242,000
Unproved	—	—	—
Development costs	2,857,000	—	2,857,000
Total	$3,099,000	$—	$3,099,000

Costs incurred in the tables above include additions and revisions to Barnwell’s asset retirement obligation of $811,000 and $(52,000) for the years ended September 30, 2021 and 2020, respectively.

(D)      Results of Operations for Oil and Natural Gas Producing Activities

	Year ended September 30, 2021
	Canada	United States	Total
Net revenues	$10,136,000	$118,000	$10,254,000
Production costs	(6,532,000)	(24,000)	(6,556,000)
Depletion	(631,000)	(14,000)	(645,000)
Reduction of carrying value of oil and natural gas properties	(630,000)	—	(630,000)
Pre-tax results of operations (1)	2,343,000	80,000	2,423,000
Estimated income tax expense (2)	—	—	—
Results of operations (1)	$2,343,000	$80,000	$2,423,000

	Year ended September 30, 2020
	Canada	United States	Total
Net revenues	$6,693,000	$—	$6,693,000
Production costs	(4,850,000)	—	(4,850,000)
Depletion	(1,747,000)	—	(1,747,000)
Reduction of carrying value of oil and natural gas properties	(4,326,000)	—	(4,326,000)
Pre-tax results of operations (1)	(4,230,000)	—	(4,230,000)
Estimated income tax expense (2)	—	—	—
Results of operations (1)	$(4,230,000)	$—	$(4,230,000)

(1)     Before gain on sale of oil and natural gas properties, general and administrative expenses, interest expense, and foreign exchange gains and losses.

(2)     Estimated income tax expense includes changes to the deferred income tax valuation allowance necessary for the portion of Canadian and U.S. federal tax law deferred tax assets that may not be realizable.

(E)          Standardized Measure, Including Year-to-Year Changes Therein, of Estimated Discounted Future Net Cash Flows

The following tables utilize reserve and production data estimated by independent petroleum reserve engineers. The information may be useful for certain comparison purposes but should not be solely relied upon in evaluating Barnwell or its performance. Moreover, the projections should not be construed as realistic estimates of future cash flows, nor should the standardized measure be viewed as representing current value. Additionally, proved oil, natural gas and natural gas liquids reserves located in the United States are not significant and are therefore not included in the tables below.

The estimated future cash flows at September 30, 2021 and 2020 were based on average sales prices in effect on the first day of the month for the preceding twelve month period in accordance with SEC Release No. 33-8995. The future production and development costs represent the estimated future expenditures that we will incur to develop and produce the proved reserves, assuming continuation of existing economic conditions. The future income tax expenses were computed by applying statutory income tax rates in existence at September 30, 2021 and 2020 to the future pre-tax net cash flows relating to proved reserves, net of the tax basis of the properties involved.

Material revisions to reserve estimates may occur in the future, development and production of the oil and natural gas reserves may not occur in the periods assumed and actual prices realized and actual costs incurred are expected to vary significantly from those used. Management does not rely upon this information in making investment and operating decisions; rather, those decisions are based upon a wide range of factors, including estimates of probable reserves as well as proved reserves and price and cost assumptions different than those reflected herein.

Barnwell has included all abandonment, decommissioning and reclamation costs and inactive well costs in accordance with best practice recommendations into the Company’s reserve reports.

Standardized Measure of Discounted Future Net Cash Flows

	September 30,
	2021	2020
Future cash inflows	$36,130,000	$20,426,000
Future production costs	(25,323,000)	(17,860,000)
Future development costs	(240,000)	(73,000)
Future income tax expenses	(995,000)	(92,000)
Future net cash flows excluding abandonment, decommissioning and
reclamation	9,572,000	2,401,000
Future abandonment, decommissioning and reclamation	(14,525,000)	(13,055,000)
Future net cash flows	(4,953,000)	(10,654,000)
10% annual discount for timing of cash flows	7,598,000	8,969,000
Standardized measure of discounted future net cash flows	$2,645,000	$(1,685,000)

Changes in the Standardized Measure of Discounted Future Net Cash Flows

	Year ended September 30,
	2021	2020
Beginning of year	$(1,685,000)	$2,310,000
Sales of oil and natural gas produced, net of production costs	(3,604,000)	(1,843,000)
Net changes in prices and production costs, net of royalties and
wellhead taxes	5,702,000	(1,876,000)
Net change due to purchases and sales of minerals in place	(882,000)	467,000
Previously estimated development costs incurred	—	1,305,000
Changes in future development costs	—	7,773,000
Revisions of previous quantity estimates	4,217,000	(10,274,000)
Net change in income taxes	(845,000)	288,000
Accretion of discount	(176,000)	230,000
Other - changes in the timing of future production and other	(55,000)	(63,000)
Other - net change in Canadian dollar translation rate	(27,000)	(2,000)
Net change	4,330,000	(3,995,000)
End of year	$2,645,000	$(1,685,000)

ITEM 9.          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.       CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to Barnwell, including its consolidated subsidiaries, is made known to the officers who certify Barnwell’s financial reports and to other members of executive management and the Board of Directors.

As of September 30, 2021, an evaluation was carried out by Barnwell’s Chief Executive Officer and Chief Financial Officer of the effectiveness of Barnwell’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that Barnwell’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective as of September 30, 2021 to ensure that information required to be disclosed by Barnwell in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Act of 1934 and the rules thereunder.

Management’s Annual Report on Internal Control Over Financial Reporting

Barnwell’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Barnwell, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of Barnwell’s management, including our Chief Executive Officer and Chief Financial Officer, Barnwell conducted an evaluation of the effectiveness of its internal control over financial reporting using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled Internal Control — Integrated Framework (2013) (the “COSO Framework”). Based on this evaluation under the COSO Framework, management concluded that its internal control over financial reporting was effective as of September 30, 2021.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Pursuant to Item 308(b) of Regulation S-K, management’s report is not subject to attestation by our independent registered public accounting firm because the Company is neither an “accelerated filer” nor a “large accelerated filer” as those terms are defined by the SEC.

Changes in Internal Control Over Financial Reporting

There was no change in Barnwell’s internal control over financial reporting during the quarter ended September 30, 2021 that materially affected, or is reasonably likely to materially affect, Barnwell’s internal control over financial reporting.

ITEM 9B.       OTHER INFORMATION

None.

PART III

ITEM 10.        DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2021, which proxy statement is incorporated herein by reference.

Barnwell adopted a Code of Ethics that applies to its Chief Executive Officer and the Chief Financial Officer. This Code of Ethics has been posted on Barnwell’s website at www.brninc.com.

ITEM 11.        EXECUTIVE COMPENSATION

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2021, which proxy statement is incorporated herein by reference.

ITEM 12.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2021, which proxy statement is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides information about Barnwell’s common stock that may be issued upon exercise of options and rights under Barnwell’s existing equity compensation plan as of September 30, 2021:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	615,000	$3.36	135,000
Equity compensation plans not approved by security holders	—	—	—
Total	615,000	$3.36	135,000

ITEM 13.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2021, which proxy statement is incorporated herein by reference.

ITEM 14.       PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2021, which proxy statement is incorporated herein by reference.

PART IV

ITEM 15.        EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)       Financial Statements

The following consolidated financial statements of Barnwell Industries, Inc. and its subsidiaries are included in Part II, Item 8:

Report of Independent Registered Public Accounting Firm - WEAVER AND TIDWELL, L.L.P.

Consolidated Balance Sheets - September 30, 2021 and 2020

Consolidated Statements of Operations - for the years ended September 30, 2021 and 2020

Consolidated Statements of Comprehensive Income (Loss) - for the years ended September 30, 2021 and 2020

Consolidated Statements of Equity (Deficit) - for the years ended September 30, 2021 and 2020

Consolidated Statements of Cash Flows - for the years ended September 30, 2021 and 2020

Notes to Consolidated Financial Statements

Schedules have been omitted because they were not applicable, not required, or the information is included in the consolidated financial statements or notes thereto.

(b)       Exhibits

Exhibit Number	Description

3.1	Certificate of Incorporation, as amended (1)

3.2	Amended and Restated By-Laws (2)

4.0	Form of the Registrant’s certificate of common stock, par value $.50 per share (3)

10.1	The Barnwell Industries, Inc. Employees’ Pension Plan (restated as of October 1, 1989) (4)

10.2	Form of Purchase and Sale Agreement dated February 13, 2004 by and between Kaupulehu Developments and WB KD Acquisition, LLC (5)

10.3	Agreement dated May 27, 2009 which became effective June 23, 2009 by and between Kaupulehu Developments and WB KD Acquisition, LLC and WB KD Acquisition II, LLC (6)

10.4	Limited Liability Limited Partnership Agreement of KD Kona 2013 LLLP dated November 27, 2013 (7)

10.5	Limited Liability Limited Partnership Agreement of KKM Makai, LLLP dated November 27, 2013 (8)

10.6	Agreement with KD Kaupulehu, LLLP to Release Retained Rights, dated as of March 7, 2019, between Kaupulehu Developments and KD Kaupulehu, LLLP (9)

10.7	Agreement with Respect to Retained Rights, dated as of March 7, 2019 between Kaupulehu Developments and KD Acquisition II, LP (10)

10.8	Form of Option Agreement (11)

10.9	Asset Purchase and Sale Agreement, dated July 8, 2021, between Barnwell of Canada, Limited and Tourmaline Oil Corp.

21	List of Subsidiaries

23.1	Consent of InSite Petroleum Consultants Ltd.

23.2	Consent of Weaver and Tidwell, L.L.P.

31.1	Certification of Chief Executive Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002

32	Certification Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Reserve Report Summary prepared by InSite Petroleum Consultants Ltd.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)       Incorporated by reference to Exhibit 3.1 to Registrant’s Form 10-K for the year ended September 30, 2013.

(2)       Incorporated by reference to Exhibit 3.1 to Registrant’s Form 8-K filed on January 14, 2020.

(3)       Incorporated by reference to the registration statement on Form S-1 originally filed by the Registrant January 29, 1957 and as amended February 15, 1957 and February 19, 1957.

(4)       Incorporated by reference to Registrant’s Form 10-K for the year ended September 30, 1989.

(5)       Incorporated by reference to Exhibit 2.1 to Registrant’s Form 8-K filed on February 13, 2004.

(6)       Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-Q for the quarterly period ended June 30, 2009.

(7)       Incorporated by reference to Exhibit 10.7 to Registrant’s Form 10-Q for the quarterly period ended December 31, 2013.

(8)       Incorporated by reference to Exhibit 10.8 to Registrant’s Form 10-Q for the quarterly period ended December 31, 2013

(9)       Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-Q for the quarterly period ended March 31, 2019.

(10)     Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-Q for the quarterly period ended March 31, 2019. Certain confidential information has been omitted from a portion of this exhibit.

(11)     Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-Q for the quarterly period ended March 31, 2021.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARNWELL INDUSTRIES, INC. (Registrant)

/s/ Russell M. Gifford
By:	Russell M. Gifford
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Date:	December 21, 2021

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Alexander C. Kinzler	/s/ Russell M. Gifford
Alexander C. Kinzler President, Chief Executive Officer, Chief Operating Officer, General Counsel and Director Date: December 21, 2021	Russell M. Gifford Executive Vice President, Chief Financial Officer, Treasurer and Secretary Date: December 21, 2021

/s/ Peter J. O’Malley
Peter J. O’Malley, Chairman of the Board
Date: December 21, 2021

/s/ Kenneth S. Grossman
Kenneth S. Grossman, Vice-Chairman of the Board
Date: December 21, 2021

/s/ Philip J. McPherson	/s/ Colin R. O’Farrell
Philip J. McPherson, Director	Colin R. O’Farrell, Director
Date: December 21, 2021	Date: December 21, 2021

/s/ Bradley M. Tirpak	/s/ Doug N. Woodrum
Bradley M. Tirpak, Director	Doug N. Woodrum, Director
Date: December 21, 2021	Date: December 21, 2021

INDEX TO EXHIBITS

Exhibit Number	Description

3.1	Certificate of Incorporation, as amended (1)

3.2	Amended and Restated By-Laws (2)

4.0	Form of the Registrant’s certificate of common stock, par value $.50 per share (3)

10.1	The Barnwell Industries, Inc. Employees’ Pension Plan (restated as of October 1, 1989) (4)

10.2	Form of Purchase and Sale Agreement dated February 13, 2004 by and between Kaupulehu Developments and WB KD Acquisition, LLC (5)

10.3	Agreement dated May 27, 2009 which became effective June 23, 2009 by and between Kaupulehu Developments and WB KD Acquisition, LLC and WB KD Acquisition II, LLC (6)

10.4	Limited Liability Limited Partnership Agreement of KD Kona 2013 LLLP dated November 27, 2013 (7)

10.5	Limited Liability Limited Partnership Agreement of KKM Makai, LLLP dated November 27, 2013 (8)

10.6	Agreement with KD Kaupulehu, LLLP to Release Retained Rights, dated as of March 7, 2019, between Kaupulehu Developments and KD Kaupulehu, LLLP (9)

10.7	Agreement with Respect to Retained Rights, dated as of March 7, 2019 between Kaupulehu Developments and KD Acquisition II, LP (10)

10.8	Form of Option Agreement (11)

10.9	Asset Purchase and Sale Agreement, dated July 8, 2021, between Barnwell of Canada, Limited and Tourmaline Oil Corp.

21	List of Subsidiaries

23.1	Consent of InSite Petroleum Consultants Ltd.

23.2	Consent of Weaver and Tidwell, L.L.P.

31.1	Certification of Chief Executive Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002

32	Certification Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Reserve Report Summary prepared by InSite Petroleum Consultants Ltd.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)       Incorporated by reference to Exhibit 3.1 to Registrant’s Form 10-K for the year ended September 30, 2013.

(2)       Incorporated by reference to Exhibit 3.1 to Registrant’s Form 8-K filed on January 14, 2020.

(3)       Incorporated by reference to the registration statement on Form S-1 originally filed by the Registrant January 29, 1957 and as amended February 15, 1957 and February 19, 1957.

(4)       Incorporated by reference to Registrant’s Form 10-K for the year ended September 30, 1989.

(5)       Incorporated by reference to Exhibit 2.1 to Registrant’s Form 8-K filed on February 13, 2004.

(6)       Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-Q for the quarterly period ended June 30, 2009.

(7)       Incorporated by reference to Exhibit 10.7 to Registrant’s Form 10-Q for the quarterly period ended December 31, 2013.

(8)       Incorporated by reference to Exhibit 10.8 to Registrant’s Form 10-Q for the quarterly period ended December 31, 2013

(9)       Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-Q for the quarterly period ended March 31, 2019.

(10)     Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-Q for the quarterly period ended March 31, 2019. Certain confidential information has been omitted from a portion of this exhibit.

(11)     Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-Q for the quarterly period ended March 31, 2021.

Exhibit No. 10.9

ASSET PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of July 8, 2021.

BETWEEN:

BARNWELL OF CANADA, LIMITED, a body corporate, incorporated under the laws of the State of Delaware in the U.S.A., having an office in the City of Calgary, in the Province of Alberta (“Vendor”)

- and -

TOURMALINE OIL CORP., a body corporate incorporated pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta, (“Purchaser”)

WHEREAS Vendor wishes to sell the Assets to Purchaser, and Purchaser wishes to purchase the Assets from Vendor, subject to and in accordance with the terms and conditions of this Agreement.

NOW THEREFORE the Parties agree as follows:

Article 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

(a)	“Abandonment and Reclamation Obligations” means all past, present and future Losses and Liabilities and other duties and obligations, whether arising under contract, Applicable Law or otherwise, relating to:

(i)	the abandonment of the Wells and restoration and reclamation of the surface sites thereof and any other lands used to gain access thereto;

(ii)	the closure, decommissioning, dismantling and removal of the Tangibles, including any structures, buildings, pipelines, facilities, equipment and other tangible depreciable property and assets, together with the restoration and reclamation of the lands on or in which any of the foregoing are or were located and any other lands used to gain access thereto; and

(iii)	the restoration, remediation or reclamation of the surface or subsurface of any lands other than those lands described in paragraphs (i) and (ii) and specifically relating to, or used to gain access to, the Assets.

(b)	“Accounting Firm” means a nationally or internationally recognized firm of chartered accountants as may be selected by the Parties.

(c)	“AER” means the Alberta Energy Regulator, or any successor thereto having jurisdiction over the Assets or certain of them and the operation thereof.

(d)	“AFE” means authorities for expenditure, cash calls, operations notices, amounts budgeted pursuant to joint operating agreements, unit agreements, mail ballots and similar notices and calls for funds.

(e)	“Affiliate” means with respect to the relationship between corporations, that one of them is controlled by the other or that both of them are controlled by the same person, corporation or body politic; and for this purpose a corporation shall be deemed to be controlled by those persons, corporations or bodies politic who own or effectively control, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of the corporation or indirectly through the ownership of shares of another corporation which owns shares of the corporation), provided that a partnership which is a Party and which is comprised solely of corporations which are Affiliates, as described above, shall be deemed to be an Affiliate of each such corporation and its other Affiliates.

(f)	“Agreement” means this Asset Purchase and Sale Agreement, including the attached Schedules.

(g)	“Applicable Law” means all applicable statutes, laws, rules, orders, regulations, judgments, injunctions, directives, policies, guidelines or other instruments (and all applicable requirements thereunder) of any governmental authority having jurisdiction over the Parties or the Assets, as the same are in effect from time to time.

(h)	“Assets” means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests, identified in Schedule “A”.

(i)	“Business Day” means a day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta, on which banks are open generally to conduct commercial business in Calgary, Alberta.

(j)	“Claim” means any claim, demand, lawsuit, action, proceeding, notice of non-compliance or violation, order or direction, arbitration or governmental proceeding or investigation.

(k)	“Closing” means the completion of the Transaction.

(l)	“Closing Date” means 11:00 a.m. on July 8, 2021. or any other Business Day and time as Vendor and Purchaser may agree, provided that, following Closing, references to the “Closing Date” shall mean the date and time on which Closing actually occurred.

(m)	“Consequential Losses” means any consequential, incidental, punitive, special, exemplary or indirect damages, cost or deferred profits or revenues, loss of business opportunity, losses based on loss of use or other business interruption losses and damages.

(n)	“Effective Time” means 8:00 a.m. on July 8, 2021.

(o)	“Encumbrance” means a Security Interest, an option to purchase, a farm-out agreement under which earning has not occurred, a royalty, a net profits interest, a carried working interest, a right to convert a royalty to a working interest on payout of a well, a penalty or forfeiture arising as a result of non-participation in a drilling or other operation and any other adverse claim or encumbrance, whether similar or dissimilar to the foregoing.

(p)	“Environmental Liabilities” means all past, present and future Losses and Liabilities, Claims and other duties and obligations, whether arising under contract, Applicable Law or otherwise, arising from, relating to or associated with:

(i)	Abandonment and Reclamation Obligations;

(ii)	any damage, pollution, contamination or other adverse situations pertaining to the environment howsoever and by whomsoever caused and regardless of whether such damage, pollution, contamination or other adverse situations occur or arise in whole or in part prior to, at or subsequent to the date of this Agreement;

(iii)	the presence, storage, use, holding, collection, accumulation, assessment, generation, manufacture, processing, treatment, stabilization, disposition, handling, transportation, release, emission or discharge of Petroleum Substances, oilfield wastes, water, hazardous substances, environmental contaminants and all other substances and materials regulated under any Applicable Law, including any forms of energy, or any corrosion to or deterioration of any structures or other property;

(iv)	compliance with or the consequences of any non-compliance with, or violation or breach of, any Applicable Law pertaining to the environment or to the protection of the environment;

(v)	sampling, monitoring or assessing the environment or any potential impacts thereon from any past, present or future activities or operations; or

(vi)	the protection, reclamation, remediation or restoration of the environment;

that relate to or arise by virtue of the Assets or the ownership thereof or any past, present or future operations and activities conducted in connection with the Assets or on or in respect of the Lands or any lands pooled or unitized therewith.

(q)	“Facilities” means the plant, machinery, equipment, facilities and other tangible depreciable property and assets identified or set forth in Part 3 of Schedule A.

(r)	“Final Statement of Adjustments” has the meaning ascribed to that term in Clause 2.5(d).

(s)	“GAAP” means generally accepted accounting principles as applied in Canada as of the Effective Time.

(t)	“General Conveyance” means an agreement in the form set forth in Schedule B.

(u)	“Governmental Authority” means any (i) governmental entity or authority of any nature, including any governmental ministry, agency, branch, department or official, and any court, regulatory board or other tribunal, or (ii) individual or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature; having jurisdiction or power over any Person, property, operation, transaction or other matter or circumstance.

(v)	“GST” means the goods and services tax provided for in the Excise Tax Act (Canada) and any other tax imposed or levied by the Government of Canada on or in respect of the sale or supply of goods or services in addition to or replacement for such goods and service tax.

(w)	“Lands” means all lands identified in Part 1 of Schedule A and, subject to any limitations identified or set forth in Part 1 of Schedule A, including the Petroleum Substances within, upon or under those identified lands.

(x)	“Losses and Liabilities” means all losses, costs, expenses, interest, charges, assessments damages, liabilities, obligations, fines and penalties, including all reasonable costs incurred in investigating, defending or negotiating the settlement or resolution of any Claim or threatened Claim, and specifically including reasonable legal and other professional fees and expenses on a “solicitor and his own client” or comparable basis, regardless of whether the foregoing arise in, under or by virtue of common law, in equity, under Applicable Law, under contract, negligence, strict liability, breach of duty or otherwise.

(y)	“Miscellaneous Interests” means, subject to the limitations and exclusions below in this definition, all of Vendor’s right, title and interest in and to all property and rights that pertain directly to the Petroleum and Natural Gas Rights, the Lands or the Tangibles (excluding the Petroleum and Natural Gas Rights or the Tangibles themselves), including:

(i)	the Title and Operating Documents and all other contracts and agreements and all rights in relation thereto;

(ii)	Surface Rights;

(iii)	the wellbores of the Wells, including down-hole casing for the Wells;

(iv)	Permits;

(v)	records, files, reports, data, correspondence and other information, including lease, contract, well, production and facilities files and records and emergency response plans; and

(vi)	all extensions, renewals, replacements, substitutions or amendments of or to any of the agreements and instruments described in paragraphs (i), (ii) and (iv) above;

however, the Miscellaneous Interests do not include (A) any of the foregoing property or rights to the extent that they include or pertain to any seismic data, include or pertain to Vendor’s proprietary technology, evaluations, forecasts or interpretations (whether geological, engineering, economic or otherwise), or are owned or licensed by Third Parties with restrictions that prohibit the sale, transfer or disclosure thereof to Purchaser; or (B) any deposits or other security related to Permits or any operations or royalties pertaining to the Assets.

(z)	“Officer’s Certificate” means a certificate given by an officer of Purchaser or Vendor, which shall be substantially in the form specified in Schedule C.

(aa)	“Party” means a party to this Agreement, and “Parties” means both of the parties to this Agreement.

(ab)	“Permits” means, all licences, permits, approvals and authorizations granted or issued by any Governmental Authorities and relating to the construction, installation, ownership, use or operation of the Assets.

(ac)	“Permitted Encumbrances” means:

(i)	liens for taxes, assessments and governmental charges that are not due and payable or delinquent;

(ii)	liens incurred or created in the ordinary course of business as security in favour of a Person that is conducting the development or operation of the property to which such liens relate and that are not due and payable or delinquent,

(iii)	mechanics’, builders’, materialmen’s or other similar liens in respect of services rendered or goods supplied for which payment is not yet due and payable or delinquent;

(iv)	easements, rights of way, servitudes and other similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables;

(v)	the right reserved to or vested in any municipality or Governmental Authority by the terms of any lease, licence, franchise, grant or permit or by any provision of Applicable

Law, to terminate any such lease, licence, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi)	rights of general application reserved to or vested in any Governmental Authority to levy taxes on Petroleum Substances or any of them or the income therefrom, or to control, limit or regulate production rates or the operation or use of any property;

(vii)	statutory exceptions to title and the reservations, limitations, provisos and conditions in any original grants from the Crown of any mines and minerals;

(viii)	the terms and conditions of the Title and Operating Documents, provided that, any Encumbrance created under or pursuant to any such Title and Operating Documents is listed on Schedule A;

(ix)	any Security Interest held by any Third Party over Vendor’s interest in the Assets and in respect of which Purchaser has requested, not less than 10 Business Days prior to Closing, and Vendor delivers to Purchaser at or prior to Closing, a release and discharge or no-interest letter;

(x)	contracts for the purchase, processing, transportation or storage of Petroleum Substances or for the contract operation of any of the Assets that are terminable without penalty on 31 days or less notice;

(xi)	all Encumbrances, obligations, duties, terms and conditions identified or set forth in Schedule “A”.

(ad)	“Person” includes any individual, body corporate, partnership (limited or general), trust, trustee, executor or similar official, Governmental Authority or other entity.

(ae)	“Petroleum and Natural Gas Rights” means all of Vendor’s right, title and interest in and to:

(i)	rights in, or rights to explore or drill for and to recover, produce, save and market, Petroleum Substances;

(ii)	rights to a share of production of Petroleum Substances therefrom;

(iii)	fee simple interests and other estates in Petroleum Substances in situ;

(iv)	royalty interests, net profit interests and similar interests in Petroleum Substances or the proceeds of the sale of Petroleum Substances or to payments calculated by reference thereto; and

(v)	rights to acquire any of the foregoing in paragraphs (i), (ii), (iii) and (iv);

but, in each case, only insofar as the foregoing relate to the Lands or any lands pooled or unitized therewith.

(af)	“Petroleum Substances” means crude oil, natural gas, natural gas liquids and other related hydrocarbons and all other substances related to any of the foregoing, whether liquid, solid or gaseous, and whether hydrocarbons or not, including sulphur and coalbed methane.

(ag)	“Pre-Closing Period” means the period from the date of this Agreement to the Closing Date.

(ah)	“Prime Rate” means the rate of interest equal to the annual rate of interest announced from time to time by the main Calgary branch of the Canadian Imperial Bank of Commerce as the reference rate then in effect for determining interest rates on Canadian dollar commercial loans in Canada.

(ai)	“Purchase Price” has the meaning ascribed to that term in Clause 2.3(a).

(aj)	“Related Persons” means, in respect to a Party, that Party’s Affiliates, together with that Party’s and its Affiliates’ directors, officers, employees and other personnel and agents.

(ak)	“ROFR” means a right of first refusal, right of first offer or other pre-emptive or preferential right of purchase or similar right to acquire the Assets or certain of them that may become operative by virtue of this Agreement or the completion of the Transaction.

(al)	“Security Interest” means a pledge, lien, charge, mortgage, assignment by way of security, conditional sale, title retention arrangement or other security interest.

(am)	“Specific Conveyances” means all conveyances, assignments, transfers, novations, trust declarations and other documents or instruments, other than and in addition to the General Conveyance, that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer the Assets to Purchaser or Purchaser’s nominee and to make Purchaser or Purchaser’s nominee a party to, and to novate Purchaser or Purchaser’s nominee into, the Title and Operating Documents in the place and stead of Vendor with respect to the Assets.

(an)	“Surface Rights” means all rights to occupy, cross or otherwise use or enjoy the surface of the Lands and any lands pooled or unitized therewith or any other lands: (i) upon which the Tangibles are situate, (ii) used in connection with the ownership or operation of the Petroleum and Natural Gas Rights, the Tangibles or the Wells, or (iii) used to gain access to any of the Lands (or any lands pooled or unitized therewith), the Tangibles or the Wells.

(ao)	“Take or Pay Obligations” means obligations to sell or deliver Petroleum Substances or any of them without being entitled in due course to receive and retain full payment for such Petroleum Substances.

(ap)	“Tangibles” means all of Vendor’s right, title and interest in and to all tangible depreciable property, apparatus, plant, equipment, machinery, field inventory and facilities, used or intended for use in, or otherwise useful in exploiting any Petroleum Substances from or within the Lands (whether the Petroleum and Natural Gas Rights to which such Petroleum Substances are allocated are owned by Vendor or by others or both) and located within, upon or in the vicinity of the Lands (or any lands pooled or unitized therewith), including all gas plants, oil batteries, buildings, production equipment, pipelines, pipeline connections, meters, generators, motors, compressors, treaters, dehydrators, separators, pumps, tanks, boilers, communication equipment and all salvageable equipment pertaining to any Wells listed in Part 2 of Schedule A.

(aq)	“Third Party” means any Person other than Vendor or Purchaser.

(ar)	“Thirteenth Month Adjustment” means the accounting procedure performed annually by any operator of certain of the Assets for the purpose of redistributing operating expenses, processing fee revenues, royalties and gas cost allowances and other costs, expenses or revenues among the owners or users of those Assets.

(as)	“Title and Operating Documents” means:

(i)	all leases, subleases, permits and licences (and any replacements, renewals or extensions thereof or leases or other instruments derived therefrom) pertaining to the Lands by virtue of which the holder thereof is granted certain rights with respect to Petroleum Substances within, upon or under the Lands or any lands pooled or unitized therewith or by virtue of which the holder thereof is deemed to be entitled to a share of Petroleum Substances removed from the Lands or any lands pooled or unitized therewith;

(ii)	agreements relating to the acquisition, ownership, operation or exploitation of the Petroleum and Natural Gas Rights, Tangibles or the Wells, including:

(A)	operating agreements, royalty agreements, farm-out or farm-in agreements, option agreements, participation agreements, pooling agreements, unit agreements, unit operating agreements, sale and purchase agreements and asset exchange agreements;

(B)	agreements for the sale of Petroleum Substances that are terminable on 31 days notice or less without early termination penalty or other cost;

(C)	agreements pertaining to the Surface Rights;

(D)	agreements for the construction, ownership and operation of gas plants, gathering systems and other tangible depreciable property and assets;

(E)	service agreements for the treating, gathering, storage, transportation or processing of Petroleum Substances or other substances, the injection or subsurface disposal of other substances, the use of well bores or the operation of any Tangibles or Wells by a Third Party; and

(F)	Permits and other approvals, authorizations or licences required under Applicable Law.

(at)	“Transaction” means the purchase of the Assets by Purchaser from Vendor on and subject to the terms and conditions, and as more fully described, in this Agreement.

(au)	”Wells“ means all producing, shut-in, water source, observation, disposal, injection, abandoned, suspended and similar wells, identified or described in Part 2 of Schedule A.

1.2	Schedules

Appended to this Agreement are the following Schedules:

Schedule A	-	Part 1: Lands, Petroleum and Natural Gas Rights
Part 2: Wells
Part 3: Facilities
Schedule B	-	Form of General Conveyance
Schedule C	-	Form of Officer’s Certificate

These Schedules are incorporated into and form part of this Agreement. If any term or condition of such Schedules conflicts or is inconsistent with any term or condition in the main body of this Agreement, the term or condition in the main body of this Agreement shall prevail to the extent of the conflict or inconsistency.

1.3	References and Interpretation

Unless otherwise stated or the context otherwise requires:

(a)	The use of “Article”, “Clause”, “sub-clause”, “paragraph” and “Schedule”, whether or not followed by a number or letter or combination thereof, refers to the applicable article, clause, subclause, paragraph or schedule of or to this Agreement.

(b)	The division of this Agreement into articles, clauses, sub-clauses, paragraphs and other subdivisions and the insertion of headings for any of the foregoing are for convenience and reference only and shall not affect the construction or interpretation of this Agreement.

(c)	When the context reasonably permits, words in this Agreement that suggest the singular shall be construed to suggest the plural and vice versa, and words in this Agreement that suggest gender or gender neutrality shall be construed to suggest the masculine, feminine and neutral genders.

(d)	If a derivative form of a term or expression that is already specifically defined in this Agreement is also used in this Agreement, then such derivative form shall have a meaning that corresponds to the applicable defined term or expression.

(e)	Terms and expressions that are not specifically defined in this Agreement, but which have generally accepted meanings in the custom and usage of the petroleum and natural gas industry in Western Canada as of the date of this Agreement, shall have such generally accepted meanings when used in this Agreement unless the contrary is specified or provided for elsewhere in this Agreement.

(f)	The use of “including” or “includes” or similar words in this Agreement, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items immediately following such word to those or similar items, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words or phrases of similar import) is used, but rather such references shall be construed to refer to all items that could reasonably fall within the broadest possible scope of such general statement, term or matter.

(g)	Any reference in this Agreement to another contract, agreement, instrument or other document shall be deemed to refer to such contract, agreement instrument or other document as it has been amended, modified, replaced or supplemented from time to time up to the applicable time.

(h)	Any reference in this Agreement to a law, statute, regulation, rule, by-law or other requirement of law or any governmental consent, approval, permit or other authorization shall be deemed to refer to such law, statute, regulation, rule, by-law or other requirement of law or such governmental consent, approval, permit or other authorization as it has been amended, supplemented, reenacted, varied, amended or otherwise modified or replaced from time to time up to the applicable time.

(i)	Any reference in this Agreement to a monetary amount, including the use of the term “Dollar” or the symbol “$”, shall mean the lawful currency of Canada unless the contrary is specified or provided for elsewhere in this Agreement. All payments to be made pursuant to this Agreement shall be made in immediately available funds by wire, certified cheque or bank draft.

(j)	Any reference in this Agreement to any particular time shall mean the local time in Calgary, Alberta on the relevant day.

(k)	Where any payment or calculation is to be made, or any other action is to be taken, on or as of a day that is not a Business Day, that payment or calculation is to be made, or that other action is to be taken, as applicable, on or as of the next following Business Day.

(l)	Unless otherwise specified, time periods within or following which any payment is to be made or any act is to be done under this Agreement shall be calculated by excluding the day on which the period commences and including the day on which such period ends.

1.4	Meaning of “Gross Negligence” and “Wilful Misconduct”

For the purposes of this Agreement, no act or omission by a Party or its Related Persons shall be construed as gross negligence or wilful misconduct if the act or omission is taken or omitted to be taken at the request or direction of, or with the prior written consent or approval of, the other Party.

1.5	Knowledge

In this Agreement, the stated knowledge of a Party consists only of the actual knowledge or awareness, as the case may be, after reasonable inquiry of the current officers and senior managers of such Party, whose normal responsibilities relate to the matter in question in the course of their normal duties, and does not include knowledge, information or belief and awareness of any other Person or any constructive or imputed knowledge. Notwithstanding the foregoing, a Party does not have any obligation to make inquiry of Third Parties or the files and records of any Third Party or Governmental Authority in connection with representations and warranties that are made to its knowledge.

1.6	Withholding Tax

(a)	Each Party hereby authorizes the other Party to take any actions necessary to ensure full compliance with section 116 and all other provisions of the Income Tax Act (Canada) to the extent such compliance is made necessary by the transaction contemplated herein, and shall provide to the other Party all reasonable assistance in respect thereof. Specifically, Purchaser shall authorize and provide all necessary assistance to Vendor to enable Vendor to obtain, any and all correct and accurate certificates of compliance which may be required pursuant to subsection 116(4) of the Income Tax Act (Canada).

(b)	Vendor and Purchaser acknowledge that pursuant to section 116 of the Income Tax Act (Canada) Purchaser is required to, and is authorized by Vendor to, withhold at Closing one half (1/2) of the Purchase Price (the “Withholding Amount”). As soon as reasonably possible after Closing, Purchaser shall remit the Withholding Amount to the Canada Revenue Agency in accordance with section 116 of the Income Tax Act.

(c)	Vendor acknowledges that it may be required to provide notice to the Canada Revenue Agency in respect of the sale of the Assets within ten (10) days of the date of such sale to avoid the imposition of a monetary penalty and, in addition, may be required to file a Canadian income tax return for the taxation year that includes the date of the sale of the Assets. Vendor shall fully comply on a timely basis with any such Canada Revenue Agency obligations, and shall be liable for and shall save, indemnify and hold Purchaser harmless from any loss, harm, prejudice or injury of any kind to Purchaser resulting from its failure to fully comply on a timely basis with such obligations.

(d)	The obligations of the Parties pursuant to this Clause 1.6 shall survive Closing.

(e)	Vendor’s Canada Revenue Agency assigned tax account number is 100401702RC0001.

1.7	Negotiated Transaction

The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as having been jointly drafted by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Article 2

PURCHASE AND SALE AND CLOSING

1.1	Purchase and Sale

Vendor hereby agrees to sell, assign, transfer and convey the Assets to Purchaser, and Purchaser hereby agrees to purchase and receive the Assets on the Closing Date, subject to and in accordance with the terms of this Agreement.

1.2	Closing

(a)	Subject to all other provisions of this Agreement, Closing shall take place on the Closing Date.

(b)	Subject to all other provisions of this Agreement, title to, and beneficial ownership, risk and possession of, the Assets shall pass from Vendor to Purchaser upon Closing.

1.3	Purchase Price

(a)	The consideration to be paid by Purchaser to Vendor for the Assets (the “Purchase Price”) shall be One Million Three-Hundred Thousand Dollars ($1,300,000.00), allocated among the Assets as follows:

(i)       to the Petroleum and Natural Gas Rights, $1,040,000.00.

(ii)       to the Tangibles, $259,990.00.

(iii)       to the Miscellaneous Interests, $10.00.

In the determination of the Purchase Price payable for the Assets, Vendor and Purchaser are in agreement that the extent and value of past, present and future environmental, abandonment or reclamation liabilities related to the Assets is unknown as of the Closing Date, and Vendor and Purchaser have not attributed a specific or agreed to value with regard to either (i) such liabilities, or (ii) the indemnities provided for in this Agreement, nor shall there be any adjustments made to the Purchase Price in relation thereto.

(b)	On the Closing Date, Purchaser shall pay to Vendor an amount equal to the Purchase Price, plus or minus, as the case may be, the net amount set forth in the Closing Statement.

1.4	GST and Other Sales Taxes

(a)	The Purchase Price does not include an amount on account of GST payable in respect of the Transaction. At Closing, Purchaser shall pay to Vendor, in addition to the amounts specified pursuant to Clause 2.3 hereof, all GST payable in respect of the Transaction.

(b)	The Parties agree that, as between Vendor and Purchaser, Purchaser is solely liable for and Purchaser shall indemnify, defend and save harmless Vendor and all Vendor Related Persons for any Claims and Losses and Liabilities pertaining to any failure of Purchaser to pay or Vendor to collect any GST at Closing, except to the extent that such penalty, interest or other amounts payable by Vendor is the result of any act or omission by Vendor.

(c)	The Parties acknowledge that it is their understanding that no other sales taxes, fees or charges are payable in respect of the Transaction.

1.5	Adjustments

(a)	All benefits and obligations of any kind or nature received, accruing, payable or paid in respect of the Assets, including maintenance, development, capital and operating costs, royalties and proceeds from the sale of production, shall be apportioned between Vendor and Purchaser on an accrual basis in accordance with GAAP as of the Effective Time, subject to the following:

(i)	all rentals and similar payments, all cash advances and all property taxes, freehold mineral taxes and other taxes (excluding taxes based on income, net revenue or capital) paid, payable or levied on or in respect to the Assets, the ownership thereof or Petroleum Substances produced therefrom or allocated thereto shall be apportioned between Vendor and Purchaser on a per diem basis as of the Effective Time;

(ii)	all costs relating to any work performed or goods and services provided in respect of the Assets will be deemed to have accrued as of the date the work was performed or the goods or services were provided, regardless of the time at which those costs become payable;

(iii)	all deposits, prepaid amounts and other security and financial assurances provided by Vendor to Governmental Authorities or other Third Parties in respect to the Assets, the operation thereof, Petroleum Substances produced therefrom or allocated thereto or services provided in connection therewith do not comprise part of the Assets and shall be for the sole benefit and the account of Vendor;

(iv)	all overhead recoveries, operator’s fees and similar amounts provided for in the Title and Operating Documents and received or receivable by Vendor as operator of any Assets and relating to the period up to Closing shall be for Vendor’s benefit and account, with such amounts received or receivable in respect of the month in which Closing occurs apportioned between Vendor and Purchaser on a per diem basis as of the Closing Date;

(v)	Petroleum Substances that were produced from or allocated to the Assets and that were beyond the wellhead as of the Effective Time do not comprise part of the Assets and shall remain the property of, and be for the benefit and the account of, Vendor; and

(vi)	no adjustments shall be made on account of any taxes calculated by reference to or assessed based on income, net revenue or capital that are payable by Vendor or Purchaser.

(b)	For the purposes of Clause 2.3(a), all adjustments between the Parties pursuant to this Clause 2.5 shall be allocated to the Petroleum and Natural Gas Rights.

(c)	Vendor shall prepare a statement based on Vendor’s good faith estimate of all adjustments to be made between the Parties (the “Closing Statement”) and deliver a copy of such statement, to Purchaser no later than the 3rd Business Day prior to the Closing Date. Vendor shall assist Purchaser in verifying the amounts and adjustments set forth in the Closing Statement.

(d)	Within 180 days following Closing, Vendor shall prepare (or cause to be prepared) and deliver to Purchaser a written statement (the “Final Statement of Adjustments”) setting forth any adjustments to be made between the Parties that were not included in the Closing Statement or, if included in the Closing Statement, were not accurately included therein, together with the net amount payable by one Party to the other in respect of such adjustments. Except as provided in Clause 2.5(g), no further adjustments shall be made between the Parties after settlement of the adjustments set forth in the Final Statement of Adjustments. Vendor shall assist Purchaser in verifying the amounts and adjustments set forth in the Final Statement of Adjustments.

(e)	If Purchaser is of the opinion, acting reasonably, that any change is required to be made to the Final Statement of Adjustments as prepared by Vendor, it shall, within 30 days after the delivery of the Final Statement of Adjustments by Vendor to Purchaser (the “Objection Date”), give written notice to Vendor of any such proposed change, including the amount of such proposed change and other particulars of such proposed change, in reasonable detail. If Purchaser does not notify Vendor of any proposed change on or before the Objection Date, then Purchaser shall be deemed to have accepted the Final Statement of Adjustments.

(f)	If Purchaser gives written notice to Vendor of any proposed change to the Final Statement of Adjustments on or before the Objection Date, and if the proposed change is disputed by Vendor and the Parties fail to resolve the dispute within 10 days after receipt by Vendor of such notice, then the Accounting Firm shall be immediately engaged by the Parties to resolve the dispute and the Accounting Firm shall be requested to render its decision without qualifications, other than the usual qualifications relating to engagements of this nature, within 14 days after the dispute is referred to it. The decision of the Accounting Firm shall be final and binding upon the Parties and shall not be subject to appeal by either Party. Each of Vendor and Purchaser shall be responsible for and shall pay 50% of the fees and expenses of the Accounting Firm.

(g)	After delivery of the Final Statement of Adjustments, the Parties shall make further adjustments between them, or correct previously made adjustments made between them, under Clause 2.5(a), but excluding any matters finally resolved by the Accounting Firm, as and when identified by either of the Parties, provided that, no adjustments shall be made under Clause 2.5(a), including corrections to previously made adjustments, more than 1 year after Closing except:

(i)	in connection with a Thirteenth Month Adjustment, but only if a claim in respect of such Thirteenth Month Adjustment is made by one Party to the other Party within 2 years after Closing. If such notice is not given within such period, no adjustment in this regard shall be made;

(ii)	as a consequence of an audit relating to the Assets that was conducted by a Third Party (other than a Governmental Authority) having rights to do so pursuant to the Title and Operating Documents, but only if a claim in respect of such an audit is made by one Party to the other Party within 2 years after Closing. If such notice is not given within such period, no adjustment in this regard shall be made; or

(iii)	an audit initiated by a Governmental Authority, but only if a claim in respect of such an audit is made by one Party to the other Party within 4 years after Closing. If such notice is not given within such period, no adjustment in this regard shall be made.

(h)	At any time during the 1 year period immediately following Closing, each Party shall have the right, at its own cost and upon at least 5 Business Days prior notice to the other Party, to examine, copy and audit the accounting and financial records of the other Party relating to the Assets or the operation thereof for the purpose of verifying the calculation or re-calculation of the adjustments provided for in this Clause 2.5, provided that: in the case of inquiries relating to a Thirteenth Month Adjustment or an audit conducted by a Third Party (other than a Governmental Authority), such period shall extend to the end of the 2 year period immediately following Closing; and in the case of inquiries relating to an audit initiated by a Governmental Authority, such period shall extend to the end of the 4 year period immediately following Closing. Each Party shall cooperate with the other Party in order to provide reasonable access to its records to the other Party for the purposes of this Clause 2.5(h).

(i)	Amounts payable under this Clause 2.5 shall be paid within 30 days of delivery of the Final Statement of Adjustments or receipt of notice by a Party that is liable to pay such amount as provided in this Clause 2.5, subject to the limitations in Clause 2.5(g), provided that, if there is a dispute regarding the liability for or the amount of any permitted (or purportedly permitted) adjustment, the amount in dispute shall become due and payable within 30 days of settlement or other resolution of such dispute. If a Party fails to pay any such amount when it first becomes due and payable, then, in addition to and without prejudice to its obligation to pay such unpaid amount, such Party shall pay to the other Party interest on such unpaid amount calculated at an annual rate of interest equal to the Prime Rate plus 1% on a day-to-day basis for the period from the day on which such unpaid amount first became due and payable, to the day on which payment of such unpaid amount, together with such interest, is received by the other Party.

(j)	For avoidance of doubt, the amount payable by the Parties in respect of the adjustments as provided in this Clause 2.5 shall not be subject to, and shall not be counted toward, the limitations of Vendor’s Liability provided for in Clause 10.2.

Article 3

CONDITIONS OF CLOSING

1.1	Purchaser’s Conditions

(a)	The obligation of Purchaser to complete the Transaction and purchase the Assets from Vendor is subject to the following conditions precedent, which are inserted into and made part of this Agreement for the exclusive benefit of Purchaser and may be waived only by Purchaser:

(i)	the representations and warranties of Vendor set forth in Clauses 5.1 and 5.2, shall be true and correct in all material respects (i) as of the date of this Agreement, and (ii) as of the Closing Date, or (iii) as of such other date or dates as specified therein,

(ii)	all obligations and covenants of Vendor in this Agreement that are to be performed or complied with prior to or on the Closing Date (other than as otherwise required pursuant to Clause 4.1) shall have been performed or complied with in all material respects;

(iii)	on the Closing Date, Vendor shall have duly delivered the agreements, certificates and other instruments and documents required pursuant to Clause 4.1;

(iv)	no Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the completion of the Transaction which has not been vacated or dismissed prior to the Closing Date;

(v)	during the period between the date hereof and the Closing Date there shall have been no physical damage to the Assets that would have a material adverse effect on the value of the Assets taken as a whole;

(vi)	all necessary governmental and other regulatory approvals to the sale of the Assets that are required prior to Closing shall have been obtained without conditions; and

(b)	If any of the conditions precedent in Clause 3.1(a) has not been satisfied, complied with or waived by Purchaser at or before the Closing Date, and Purchaser is not otherwise in breach of this Agreement, then Purchaser may terminate this Agreement by written notice to Vendor prior to the Closing Date.

(c)	If Purchaser terminates this Agreement as provided in Clause 3.1(b) as a consequence of one or more of the conditions precedent set forth in Clause 3.1(a) not having been satisfied or complied with, Purchaser and Vendor shall be released and discharged from all liabilities and obligations under this Agreement and the further performance of any duties or obligations under this Agreement, except as provided in Clause 10.3.

1.2	Vendor’s Conditions

(a)	The obligation of Vendor to complete the Transaction and sell and convey the Assets to Purchaser is subject to the following conditions precedent, which are inserted into and made part of this Agreement for the exclusive benefit of Vendor and may be waived by Vendor:

(i)	the representations and warranties of Purchaser set forth in Clauses 5.1 and 5.4, shall be true and correct in all material respects (i) as of the date of this Agreement, and (ii) as of the Closing Date, or (iii) as of such other date or dates as specified therein,

(ii)	all obligations and covenants of Purchaser in this Agreement that are to be performed or complied with prior to or on the Closing Date (other than as otherwise required pursuant to Clause 4.2) shall have been performed or complied with in all material respects;

(iii)	on the Closing Date, Purchaser shall have duly made and delivered the payments, agreements, certificates and other instruments and documents required pursuant to Clause 4.2;

(iv)	all necessary governmental and other regulatory approvals to the sale of the Assets that are required prior to Closing shall have been obtained without conditions; and

(b)	If any of the conditions precedent in Clause 3.2(a) has not been satisfied, complied with or waived by Vendor on or before the Closing Date, and Vendor is not otherwise in breach of this

Agreement, Vendor may terminate this Agreement by written notice to Purchaser prior to the Closing Date.

(c)	If Vendor terminates this Agreement as provided in Clause 3.2(b) as a consequence of one or more of the conditions precedent set forth in Clause 3.2(a) not having been satisfied or complied with, then Purchaser and Vendor shall be released and discharged from all liabilities and obligations under this Agreement and from the further performance of any duties or obligations under this Agreement, except as provided in Clause 10.3.

1.3	Efforts to Fulfil Conditions Precedent

Purchaser and Vendor shall proceed diligently and in good faith and use their reasonable efforts to satisfy and comply with the conditions precedent in Clauses 3.1(a) and 3.2(a) and shall provide the other Party with any reasonable assistance in the satisfaction of and compliance with the conditions precedent in Clauses 3.1(a) and 3.2(a) that the other Party may reasonably request.

Article 4

CLOSING DELIVERIES

1.1	Deliveries by Vendor at Closing

On the Closing Date, Vendor shall deliver, or cause to be delivered, to Purchaser:

(a)	a General Conveyance duly executed by Vendor;

(b)	those of the Specific Conveyances which have been prepared as of the Closing Date;

(c)	an Officer’s Certificate signed by an officer of Vendor;

(d)	releases and registerable discharges, or no interest letters, in respect of all registered Security Interests pertaining to the Assets which have been requested by Purchaser not less than 10 Business Days prior to Closing; and

(e)	such other items as may be specifically required hereunder or as may be reasonably requested by Purchaser.

1.2	Deliveries by Purchaser at Closing

On the Closing Date, Purchaser shall pay or deliver, or cause to be paid or delivered, to Vendor:

(a)	the amount specified in Clauses 2.3(b) and 2.4(a), in the manner contemplated in Clause 1.3(i);

(b)	a General Conveyance duly executed by Purchaser;

(c)	an Officer’s Certificate signed by an officer of Purchaser; and

(d)	such other items as may be specifically required hereunder or as may be reasonably requested by Vendor.

1.3	Specific Conveyances

(a)	Vendor, at its own cost, shall use commercially reasonable efforts to prepare the Specific Conveyances prior to the Closing Date, and to deliver the Specific Conveyances to Purchaser on the Closing Date, provided that, if and to the extent that any Specific Conveyances are not delivered by Vendor to Purchaser on the Closing Date, Vendor shall prepare and deliver to Purchaser the remaining Specific Conveyances as soon as is reasonably practicable after Closing, but in any event no later than 5 Business Days following Closing. It shall not be necessary for Specific Conveyances to have been executed prior to or at Closing by parties thereto other than Vendor and Purchaser.

(b)	In respect of any Specific Conveyances that require execution by Third Parties, promptly after Closing or the delivery of such Specific Conveyances after Closing, as the case may be, and, if necessary, the execution of such Specific Conveyances by Purchaser, Vendor shall send out to Third Parties and Purchaser shall co-operate with Vendor and provide all reasonable assistance that Vendor may reasonably request in connection with Vendor’s procurement of the execution of such Specific Conveyances by the parties thereto other than Vendor and Purchaser. In respect of any Specific Conveyances that do not require execution by Third Parties, Purchaser shall deliver such Specific Conveyances to the appropriate recipients thereof promptly after Closing or the delivery of such Specific Conveyances after Closing, as the case may be, and, if necessary, execution by Purchaser, including the registration with the appropriate Governmental Authorities of any such Specific Conveyances that require registration.

(c)	Except as otherwise expressly stated herein, Purchaser shall bear all costs, fees and deposits of every nature and kind in distributing and registering any Specific Conveyances and in providing any assurances or security required to convey, transfer and assign the Assets to Purchaser and to have Purchaser recognized as the holder thereof.

Notwithstanding the forgoing in this Clause 4.3, in the case of any Specific Conveyances that are transfers of Permits or Crown lease transfers which may be filed electronically with the applicable Governmental Authority, promptly following Closing, Vendor shall submit electronic transfers for such Permits and Crown leases and Purchaser shall accept such electronic transfers from Vendor without delay, provided that, if Purchaser in good faith determines or believes that any of the electronic transfers are not complete and accurate, or the applicable Governmental Authority refuses to process any such transfers because of some defect therein, the Parties shall cooperate to duly complete or to correct such incomplete or inaccurate electronic transfers as soon as practicable and, thereafter, Vendor shall promptly re-submit such electronic transfers and Purchaser shall accept such electronic transfers from Vendor without delay.

(d)	If, for any reason, the AER or any other Governmental Authority or any other Third Party requires either Party (hereinafter referred to as “Such Party” in this and the next Clause) to make a deposit, to provide any undertakings, information or other documentation or to take any action as a condition of or a prerequisite for the approval of the transfer of any Permits or the transfer or assignment of any of the Assets to Purchaser, immediately after receiving notice of such requirements and at its sole cost, Such Party shall make such deposits, provide such undertakings, information or other documentation and take such action, as the case may be.

(e)	If Such Party fails to make a deposit with the AER or other Third Party, as provided under Clause 4.3(d), within 5 days of Such Party’s receipt of notification that such deposit is required, the other Party (hereinafter referred to as the “Other Party” in this Clause) shall have the right, but not the obligation, to make such deposit on behalf of Such Party and Such Party acknowledges and agrees that the Other Party shall be Such Party’s agent with full power and authority to make such deposit for and on behalf of Such Party. Such Party shall reimburse the Other Party for the amount of any such deposit made by the Other Party and pay interest on the amount of such deposit at an annual rate equal to the Prime Rate plus one percentage point from the date on which the Other Party paid the deposit to the date on which the reimbursement for such deposit and payment of the corresponding interest is made in full. In addition to all other rights that may be available to the Other Party for the collection of such amounts from Such Party, the Other

Party shall have the right to set-off the amount of any such deposit, including interest as provided in this Clause 4.3(e), against any monies payable by the Other Party to Such Party pursuant to this Agreement.

Article 5

REPRESENTATIONS AND WARRANTIES

1.1	Mutual Representations and Warranties

Each of the Vendor and the Purchaser makes the following representations and warranties to the other:

(a)	it is a corporation duly formed and existing under the laws of the Province of Alberta and registered to carry on business in the jurisdictions in which the Assets are situated, except where failure to so register would not adversely affect the ability of Vendor to complete the Transaction on the basis contemplated in this Agreement;

(b)	it has all requisite power and capacity to sell and convey the Assets in accordance with the provisions of this Agreement;

(c)	the execution, delivery and performance of this Agreement by it will not result in any violation of, be in conflict with or constitute a default under: (i) any term or provision of any agreement or instrument to which it is party or by which it is bound; (ii) the constating documents of it; or (iii) any Applicable Law that is specifically applicable to it; except where such conflict or default would not adversely affect the ability of it to complete the Transaction on the basis contemplated in this Agreement;

(d)	this Agreement and all other agreements delivered or to be delivered by it in connection herewith constitute, or when delivered shall constitute, legal, valid and binding obligations of it, enforceable against it in accordance with their respective terms, subject to all Applicable Law pertaining to bankruptcy, insolvency and creditors’ rights and the general principles of equity;

(e)	no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required for the due execution, delivery and performance by it of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force or to be obtained as and when required during the Pre-Closing Period; and

(f)	it has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of this Agreement or the Transaction for which Purchaser shall have any obligation or liability.

1.2	Representations and Warranties of Vendor

Vendor hereby makes the following representations and warranties to and in favour of Purchaser:

(a)	Vendor is a non-resident of Canada for the purposes of section 116 of the Income Tax Act (Canada);

(b)	Vendor is a registrant in respect of GST under the Excise Tax Act (Canada) and its GST registration number is 100401702RC0001;

(c)	Vendor has made available to Purchaser or its representatives all relevant records, books, accounts, documents, files, information, materials and filings pertaining to the ownership of the Assets, including all of the relevant Title and Operating Documents and other agreements and documents comprising the Miscellaneous Interests, that are in Vendor’s possession and control as at the execution of this Agreement for the purpose of Purchaser’s due diligence review of Vendor’s title to the Assets;

(d)	except for or pursuant to any Permitted Encumbrances:

(i)	Vendor has not alienated or encumbered the Assets or any part or portion thereof;

(ii)	on the Closing Date, the Assets shall be free and clear of all Encumbrances created by, through or under Vendor; and

(iii)	Vendor has done no act or thing whereby any of the Assets may be reduced, cancelled or determined;

(e)	Vendor has not received written notice of any default or purported default under any of the Title and Operating Documents included in the Miscellaneous Interests that remains outstanding in any material respect or that has not been remedied in all material respects and, to Vendor’s knowledge, there has been no act or omission by Vendor that reasonably could constitute a breach of or a default under a Title and Operating Document that has not been remedied in all material respects or which, if unremedied, could reasonably be expected to have a material adverse effect on the value of the Assets taken as a whole;

(f)	Vendor has not received written notice of any breach or purported breach of any Applicable Law pertaining to the Assets or the ownership or operation thereof (excluding any Applicable Law relating to the environment) that remains outstanding in any material respect or that has not been remedied in all material respects and, to Vendor’s knowledge, there has been no act or omission by Vendor that reasonably could constitute a breach of any such Applicable Law that has not been remedied in all material respects or which, if unremedied, could reasonably be expected to have a material adverse effect on the value of the Assets taken as a whole;

(g)	to Vendor’s knowledge, to the extent pertaining to the Assets:

(i)	all Crown and lessor royalties and all lease rentals;

(ii)	all ad valorem and property taxes, and

(iii)	all production, severance and similar taxes, charges and assessments based upon or measured by the ownership or production of Petroleum Substances or any of them or the receipt of proceeds from the sale thereof;

that became due and payable to Third Parties on or prior to the date of this Agreement have been fully paid, except, in each case, for amounts that are being disputed in good faith;

(h)	there are no Take or Pay Obligations pertaining to the Assets;

(i)	excluding operating expenses incurred in the normal conduct of operations of the Assets, there are no AFEs or other financial commitments pertaining to the Assets under which individual expenditures in excess of $25,000 are or may be required to be made by Purchaser by virtue of Closing, taking into account, when applicable, the application of Clause 2.5;

(j)	excluding notices in respect of any Environmental Liabilities identified by Purchaser prior to the date of this Agreement and in respect of which Purchaser provided written notice to Vendor prior to the date of this Agreement:

Vendor has not received written notice of any orders or directives from Governmental Authorities that are specific to the Assets or any portion thereof, related to Environmental Liabilities which require any work, repairs, construction or capital expenditures with respect to the Assets which have not been complied with in all material respects;

(ii)	Vendor has not received written notice of any demands or notices issued by any Governmental Authority with respect to the breach of any Applicable Law relating to the environment that are specifically applicable to the Assets or any portion thereof which remain outstanding in any material respect;

(k)	those Wells listed in Part 2 of Schedule A for which Vendor is operator and, to Vendor’s knowledge, those Wells listed in Part 2 of Schedule A for which Vendor is not operator have been operated and, if applicable, abandoned in all material respects in accordance with good oil and gas field practices and the material requirements of Applicable Law during the period or periods in which Vendor has been the operator thereof

(l)	the Tangibles for which Vendor is operator and, to Vendor’s knowledge, the Tangibles for which Vendor is not operator, have been operated in all material respects in accordance with good oil and gas field practices and the material requirements of Applicable Law during the period or periods in which Vendor has been the operator thereof there are no unsatisfied judgments and no Claims in existence, and to Vendor’s knowledge, contemplated or threatened against or with respect to the Assets or the interests of Vendor therein which might result in impairment or loss of the interest of Vendor in and to the Assets or which might otherwise materially adversely affect the Assets;

(m)	To the Vendor’s knowledge, there are no material changes to the Assets from the Effective Time to Closing Date that have not been brought to the Purchasers attention;

(n)	Vendor does not have a “Licensee Liability Rating” or “LLR” in respect of its assets and interest located in the Province of Alberta, as determined under or pursuant to the applicable AER rules, regulations, guidelines, directives, interim directives and policies that is less than 1.0 and will not have such an “LLR” that is less than 1.0 following Closing and the transfer of the Assets as contemplated in this Agreement; and Vendor is not aware of any fact or circumstance that would prevent or delay the transfer of any Permits relating to or forming part of the Assets as contemplated in this Agreement;

(o)	there are no active area of mutual interest or area of exclusion provisions in any of the Title and Operating Documents or other agreements or documents to which the Assets are subject;

(p)	subject to: (i) Vendor’s other representations and warranties relating to the Assets or the operation thereof made in this Clause 5.1 (including any limitations expressed therein or elsewhere in this Agreement); (ii) the Permitted Encumbrances; (iii) the satisfaction of the obligations required to maintain the Title and Operating Documents in good standing; and (iv) all defects, deficiencies, discrepancies or adverse claims in or affecting the title or interest of Vendor in and to any of the Assets which Purchaser has waived or been deemed to have waived pursuant to the provisions of Article 9 hereof; Purchaser may, for the residue of the term of the Title and Operating Documents, take possession of and use the Assets for its own use and benefit without any interruption by Vendor or any Person claiming by, through or under Vendor.

1.3	Limitation Regarding Vendor’s Representations and Warranties

(a)	Each of Vendor’s representations and warranties set forth in Clauses 5.1 and 5.2 is made as of the date of this Agreement, and as of the Closing Date or, in each case, as of such other date or dates as specified therein.

(b)	Except as expressly set forth in Clauses 5.1 and 5.2, Vendor makes no representation or warranty regarding:

(i)	the accuracy or completeness of any data or information supplied by or on behalf of Vendor under this Agreement or otherwise in connection with the Transaction;

(ii)	the Assets, including: (A) the title or interest of Vendor in and to the Assets; (B) the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith; (C) the value of the Assets or the future cash flow therefrom, including any past, present or future Losses and Liabilities, including Environmental Liabilities, pertaining to the Assets; (D) the quality, condition, fitness for any particular purpose or merchantability of any equipment or other tangible depreciable property included in the Assets or of any of the Lands or any lands pooled or unitized therewith; or (E) the effectiveness, standing or condition of any Miscellaneous Interests;

and Vendor hereby expressly negates, and Purchaser hereby waives, all other representations or warranties relating to any such Person, property, circumstance or matter, regardless of whether made directly or indirectly, in verbal, written or electronic form, by Vendor or any of its directors, officers, employees or other personnel, consultants, agents, auditors, counsel or representatives, or implied under or arising by operation of law.

(c)	Purchaser acknowledges and confirms that except for the representations and warranties set forth in Clause 5.1 and 5.2, it is acquiring the Assets on an “as is, where is” basis and that it has performed its own due diligence and evaluations and that it has relied, and will continue to rely, upon its own due diligence and evaluations with respect to all matters pertaining to Vendor, the Assets and the Transaction.

(d)	If any information and materials pertaining to the Assets delivered or made available by Vendor to Purchaser pursuant to this Agreement includes any evaluations, projections, reports or interpretive or non-factual materials prepared by or for or received by Vendor, Purchaser hereby releases and discharges Vendor from any Claim and all liability to Purchaser and Purchaser’s assigns and successors as a result of use or reliance upon them. Purchaser agrees that it will rely solely on its own geological and engineering interpretation analysis related thereto.

1.4	Representations and Warranties of Purchaser

Purchaser hereby makes the following representations and warranties to and in favour of Vendor:

(a)	Purchaser is not a “non-Canadian” as that term is defined in the Investment Canada Act;

(b)	Purchaser does not have a “Licensee Liability Rating” or “LLR” in respect of its assets and interest located in the Province of Alberta, as determined under or pursuant to the applicable AER rules, regulations, guidelines, directives, interim directives and policies that is less than 2.0 and will not have such an “LLR” that is less than 2.0 following Closing and the transfer of the Assets as contemplated in this Agreement; and Purchaser is not aware of any fact or circumstance that would prevent or delay the transfer of any Permits relating to or forming part of the Assets as contemplated in this Agreement;

(c)	Purchaser is entering into this Agreement and will acquire the Assets for itself and not as agent or representative for any Third Party; and

(d)	Purchaser is a registrant in respect of GST under the Excise Tax Act (Canada) and its GST registration number is 835610825 RT0001.

1.5	Limitation Regarding Purchaser’s Representations and Warranties

Each of Purchaser’s representations and warranties set forth in Clauses 5.1 and 5.4 is made as of the date of this Agreement and as of the Closing Date or, in each case, as of such other date or dates as specified therein.

1.6	Survival of Representations and Warranties

Subject to the provisions of Article 8 and Clause 10.2, the respective representations and warranties set forth in Clauses 5.1, 5.2 and 5.4 shall, absent fraud, survive Closing for the 12-month period immediately following Closing.

Article 6

INDEMNITIES FOR REPRESENTATIONS AND WARRANTIES

1.1	Vendor’s Indemnities for Representations and Warranties

From and after Closing and subject to Clauses 6.5, 6.6 and 10.2, Vendor shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Purchaser or any of the Purchaser’s Related Persons, and, in addition and as an independent covenant, shall defend, indemnify and keep harmless Purchaser from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it, in either case, as a consequence of any representations or warranties contained in Clauses 5.1 and 5.2 being untrue or incorrect or of a breach by Vendor of any of its covenants contained in this Agreement that are to be performed or complied with on or prior to the Closing Date, provided that, Vendor shall have no liability under the foregoing assumption of liability and indemnity provided for in this Clause 6.1:

(a)	for any act or omission undertaken or omitted to be undertaken by or on behalf of Vendor in connection with Vendor’s obligations under Clauses 7.1 and 7.3 that was undertaken or omitted to be undertaken at the request of or with the written consent of Purchaser; or

(b)	for any such Losses and Liabilities or Claims in respect of which Purchaser, absent fraud, has not provided written notice thereof in reasonable detail to Vendor within the 12 month period immediately following Closing.

1.2	Purchaser’s Indemnities for Representations and Warranties

From and after Closing and subject to Clauses 6.5 and 6.6, Purchaser shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of the Vendor’s Related Persons, and, in addition and as an independent covenant, shall defend, indemnify and keep harmless Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it, in either case, as a consequence of any representations or warranties contained in Clause 5.4 being untrue or incorrect or of a breach by Purchaser of any of its covenants contained in this Agreement that are to be performed or complied with on or prior to the Closing Date, provided that Purchaser shall have no liability under the foregoing assumption of liability and indemnity provided for in this Clause 6.2 for any such Losses and Liabilities or Claims in respect of which Vendor, absent fraud, has not provided written notice thereof in reasonable detail to Purchaser within the 12 month period immediately following Closing.

1.3	Future Obligations

From and after Closing, Purchaser shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of the Vendor’s Related Persons, and, in addition and as an independent covenant, shall defend, indemnify and save harmless Vendor and each of the Vendor’s Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it; which, in either case, arise out of any matter or thing occurring, accruing or arising on and after the Effective Time and which relates to the Assets (excluding any Losses and Liabilities or Claims that pertain to any Environmental Liabilities, which shall be dealt with under Clause 6.4). Notwithstanding the foregoing in this Clause 6.3, nothing in this Clause 6.3 shall be construed so as to require Purchaser to be liable for or to indemnify Vendor or Vendor’s Related Persons in connection with any such Losses and Liabilities or any such Claims to the extent arising from:

(a)	matters or things for which Purchaser is entitled to indemnification pursuant to Clause 6.1; or

(b)	the gross negligence or wilful misconduct of Vendor.

1.4	Purchaser’s Environmental Indemnity

From and after Closing Purchaser shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of the Vendor’s Related Persons, and, in addition and as an independent covenant, shall defend, indemnify and save harmless Vendor and each of the Vendor’s Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it, in either case, in respect of all past, present and future Environmental Liabilities. This assumption of liability and indemnity shall apply without limit and without regard to the negligence of Vendor or any of the Vendor’s Related Persons. The Parties acknowledge that the Purchase Price has taken into account all of the Environmental Liabilities identified by Purchaser prior to the date of this Agreement and in respect of which Purchaser provided notice to Vendor prior to the date of this Agreement and, accordingly, this assumption of liability and indemnity shall apply in respect of all of the Environmental Liabilities. Purchaser hereby waives, and acknowledges and agrees that it shall not exercise, any right or remedy against Vendor or any of the Vendor’s Related Persons in respect to any such Environmental Liabilities that Purchaser may otherwise have under Applicable Law, including any right to name Vendor or any of the Vendor’s Related Persons as a party to any Claim commenced by Purchaser or by any Third Party in which Purchaser is a party. Notwithstanding the foregoing in this Clause 6.4, nothing in this Clause 6.4 shall be construed so as to require Purchaser to be liable for or to indemnify Vendor or any of the Vendor’s Related Persons in connection with any such Losses and Liabilities or any such Claims to the extent arising from matters or things for which Purchaser is entitled to indemnification pursuant to Clause 6.1.

1.5	Time Limitation

Absent fraud, neither Party shall make any Claim under or in respect of Clause 6.1 or 6.2 after the expiry of the 12 month period immediately following Closing and neither Party shall have any liability under Clause 6.1 or 6.2 unless written notice, with reasonable particulars, of the applicable Losses and Liabilities or Claim has been received by such Party during the 12-month period immediately following Closing.

1.6	Limitation of Remedies

(a)	From and after Closing the sole remedy available to:

(i)	Purchaser in respect to any of Vendor’s representations and warranties set forth in Clause 5.1 and 5.2 being untrue or incorrect or a breach by Vendor of any of its covenants in this Agreement that are to be performed prior to or on the Closing Date shall be Vendor’s assumption of liability and indemnity provided for in Clause 6.1 and Purchaser hereby releases and waives any and all other Claims or any other remedy or relief that it has or hereafter may have in this regard, whether arising at law, in equity or otherwise; and

(ii)	Vendor in respect to any of Purchaser’s representations and warranties set forth in Clause 5.4 being untrue or incorrect or a breach by Purchaser of any of its covenants in this Agreement that are to be performed prior to or on the Closing Date shall be Purchaser’s assumption of liability and indemnity provided in Clause 6.2 and Vendor hereby releases and waives any and all other Claims or any other remedy or relief that it has or hereafter may have in this regard, whether arising at law, in equity or otherwise.

(b)	Nothing in Clause 6.1 shall be construed so as to require Vendor to be liable for or to indemnify Purchaser or any of the Purchaser’s Related Persons in connection with any Consequential Losses or any Losses and Liabilities or any Claims to the extent arising as a consequence of the gross negligence or wilful misconduct of Purchaser or any of the Purchaser’s Related Persons.

(c)	Nothing in Clause 6.2 shall be construed so as to require Purchaser to be liable for or to indemnify Vendor or any of the Vendor’s Related Persons in connection with any Consequential Losses or any Losses and Liabilities or any Claims to the extent arising as a consequence of the gross negligence or wilful misconduct of Vendor or any of the Vendor’s Related Persons.

Article 7

PRE-CLOSING PERIOD

1.1	Maintenance of Assets

(a)	During the Pre-Closing Period, to the extent that the nature of Vendor’s interests permits, and subject to the Title and Operating Documents and any other agreements and documents to which the Assets are subject, Vendor shall: (i) operate and maintain the Assets in all material respects, in accordance with generally accepted oil and gas industry practices, all Applicable Law pertaining to the Assets and the terms and conditions of the Title and Operating Documents included in the Miscellaneous Interests; (ii) pay or cause to be paid all costs and expenses relating to the Assets which become due and payable during the Pre-Closing Period; and (iii) continue to maintain its insurance coverage in respect of the Assets that is in effect as of the date of this Agreement;

1.2	Material Commitments During Interim Period

(a)	During the Pre-Closing Period, to the extent that the nature of Vendor’s interests permits, and subject to the Title and Operating Documents and any other agreements and documents to which the Assets are subject:

(i)	Vendor shall not, without Purchaser’s prior consent:

(A)	make any commitment or propose, initiate or authorize any individual expenditure with respect to the Assets that is in excess of $25,000, except in the case of an emergency, to protect the environment, protect life or safety or preserve the Assets or title to the Assets, or to the extent required by the order or direction of a Governmental Authority;

(B)	surrender or abandon any of the Assets;

(C)	terminate or amend, or agree to the amendment of, in any material respect, the terms or conditions of any Title and Operating Documents included in the Miscellaneous Interests;

(D)

sell, transfer, assign, encumber or otherwise dispose of, surrender, forfeit or abandon any of the Assets or any part thereof, create any adverse Claims against the Assets or agree to do any of the foregoing except for sales of surplus equipment, materials, supplies and inventory in the ordinary course of business and provided that such proceeds shall be adjusted for pursuant to Clause 2.5; or agree to do any of the foregoing. For the purposes of this Clause 7.2(a), Purchaser’s consent shall be deemed to have been provided if the matters referred to in this Clause 7.2(a) are identified or described in this Agreement or in respect of which Purchaser’s consent in writing has been obtained.

(b)	During the Pre-Closing Period, without the written consent of Vendor, Purchaser shall not, and shall not be entitled to, propose to Vendor, or to cause Vendor to propose to others, the conduct of any operations on the lands or the exercise of any right or option relative to the Assets.

1.3	Lease Rental Payments

(a)	Unless otherwise directed by Purchaser, Vendor shall pay on behalf of Purchaser all rentals and shut-in royalty payments for (i) Crown mineral and surface leases which are due and payable on or before May 30, 2021, and (ii) freehold surface leases which are due and payable on or before May 30, 2021. Vendor will be responsible for production accounting for the production month in which Closing occurs. Purchaser shall be responsible for production accounting after such date.

(b)	Vendor will be responsible for marketing all production to the last day of the month following the month in which Closing occurs. Vendor shall be entitled to market all such production in accordance with its current marketing policies and agreements pertaining to the Assets, if any. Purchaser shall be responsible for marketing of production after such date.

1.4	Purchaser Indemnity

(a)	Purchaser shall indemnify and save harmless Vendor from and against all of Vendor’s Losses arising as a consequence of Vendor’s actions in compliance with the provisions of Clauses 7.1 and 7.2, except to the extent caused by the gross negligence or wilful misconduct of Vendor or its servants, agents or employees. Acts or omissions taken by Vendor or its servants or agents with the approval of Purchaser shall not constitute gross negligence or wilful misconduct for the purposes of this Clause.

Article 8

POST-CLOSING MATTERS

1.1	Post-Closing Matters

(a)	Following Closing, if and to the extent that Purchaser must be novated into, recognized as a party to, or otherwise accepted as assignee or transferee of Vendor’s interest in the Assets or certain of them, including any Title and Operating Documents or other agreements governing or otherwise pertaining to any Assets or the operation thereof, the following provisions shall apply with respect to the applicable Assets until such novation, recognition or acceptance has occurred:

(i)	at Purchaser’s sole cost and expense, Vendor shall operate and maintain the applicable Assets on behalf of Purchaser as its agent;

(ii)	Vendor shall not initiate or authorize any operations with respect to the applicable Assets, except upon the written direction of Purchaser or if Vendor reasonably determines that such operations are required for the protection of life or property, in which case Vendor may take any actions that it reasonably determines are required in the circumstances, provided that, in such latter case Vendor shall promptly notify Purchaser of such actions and Vendor’s estimate of the costs and expenses associated therewith;

(iii)	Vendor shall promptly provide to Purchaser all AFEs, notices and other information, documents and correspondence relating to the applicable Assets that it receives and shall respond promptly to such AFEs, notices and other information and documents pursuant to the written instructions of Purchaser, but only if such instructions are received on a timely basis, provided that Vendor may, but shall not be obliged to, refuse to follow any such instructions that it reasonably believes to be contrary to Applicable Law or in conflict with any applicable Title and Operating Document or other agreement; and

(iv)	as soon as is reasonably practicable following Vendor’s receipt thereof, Vendor shall deliver to Purchaser all revenues, proceeds and other benefits received by Vendor and derived from the Assets (excluding any such revenues, proceeds or benefits that relate to matters arising prior to the Effective Time), less the share of the applicable Crown or lessor royalties, operating costs, treating, processing and transportation expenses and any other costs and expenses directly associated with the Assets and the Petroleum Substances produced therefrom or allocated thereto that have been paid or are payable by Vendor, and less any out-of-pocket costs and expenses paid or incurred by Vendor in the discharge of its duties and obligations pursuant to this Clause 8.1.

(b)	If and to the extent that Vendor holds or maintains any Assets and takes actions with respect to any Assets on behalf of Purchaser pursuant to this Clause 8.1, then Vendor shall hold the same as bare trustee and be deemed to be the agent of Purchaser in such regard. Purchaser does hereby and shall ratify all actions taken by Vendor or refrained to be taken by Vendor pursuant to the terms of this Clause 8.1 in such capacity, with the intention that all such actions shall be for all purposes deemed to be those of Purchaser.

(c)	If Vendor participates in any operations or exercises rights or options in respect to any Assets as the agent of Purchaser pursuant to this Clause 8.1, then Vendor may require Purchaser to secure the costs to be incurred by Vendor on behalf of Purchaser in respect to such operations or pursuant to such election in such manner as may be reasonably appropriate in the circumstances.

1.2	Delivery of Title and Operating Documents and Miscellaneous Interests

Within 10 Business Days after Closing or any other day as Vendor and Purchaser may agree, Vendor shall deliver to Purchaser the Title and Operating Documents, and such other agreements and documents to which the Assets are subject, and the original copies of those records, files, reports, data and documents comprising Miscellaneous Interests, which are in the possession and control of Vendor, to the extent they are in physical form. In the case of Vendor’s electronic well files, Vendor shall make a digital version of such files available to Purchaser within such time period. Notwithstanding the foregoing in this Clause 8.2: (i) Vendor may make or retain a photocopy, at its own cost, of any original materials delivered to Purchaser under this Clause 8.2; and (ii) if and to the extent any such materials also pertain to assets or interests other than the Assets, photocopies or other copies of such materials may be provided to Purchaser in lieu of original copies.

1.3	Removal of Signs

Within 60 days after Closing, Purchaser shall remove Vendor’s name from all signs and remove any other items indicating ownership by Vendor located on, at or near any Wells or Tangibles. If Purchaser fails to remove Vendor’s name from such signs or to remove such other items in respect to any such Wells or Tangibles within such period, then Vendor shall have the right, but not the obligation, to remove same and Purchaser shall reimburse Vendor for all reasonable costs incurred by Vendor in doing so.

1.4	Limitation of Liability for Post-Closing Operations

(a)

Vendor and the Vendor’s Related Persons shall have no liability for any Losses and Liabilities paid, incurred or suffered by Purchaser or any of the Purchaser’s Related Persons or any Claims made against any of them relating to any operation or maintenance of the Assets after Closing or the discharge by Vendor of its obligations pursuant to the other provisions of this Article 8, except to the extent that any such Losses and Liabilities or any such Claims arise as a direct consequence of the gross negligence or wilful misconduct of Vendor or any of the Vendor’s Related Persons, provided that in no event shall Vendor be liable to Purchaser or Purchaser’s Related Persons for any Consequential Losses relating to such operation or maintenance of the Assets.

(b)	Purchaser shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of the Vendor’s Related Persons, and, in addition and as an independent covenant, shall defend, indemnify and save harmless Vendor and each of the Vendor’s Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it, in either case, as a result of any actions taken or operations conducted in accordance with the other provisions of this Article 8, except to the extent arising as a direct consequence of the gross negligence or wilful misconduct of Vendor or any of the Vendor’s Related Persons.

1.5	Vendor deemed Purchaser’s Agent

(a)	Insofar as Vendor maintains the Assets and takes actions thereto on Purchaser’s behalf pursuant to this Article 8.5, Vendor shall be deemed to have been Purchaser’s agent hereunder. Purchaser ratifies all actions taken by Vendor or refrained from being taken by Vendor pursuant to this Article 8.5 in such capacity during such period, with the intention that all such actions shall be deemed to be Purchaser’s.

(b)	Insofar as Vendor participates in either operations or the exercise of rights or options as Purchaser’s agent pursuant to this Article 8.5, Vendor may require Purchaser to secure costs to be incurred by Vendor on Purchaser’s behalf pursuant to such election in such manner as may be reasonably appropriate in the circumstances.

(c)	Purchaser shall indemnify Vendor and its representatives against all Losses and Liabilities which Vendor or its representatives may suffer or incur as a result of Vendor maintaining the Assets as Purchaser’s agent pursuant to this Article 8.5, insofar as such losses are not a direct result of the gross negligence or wilful misconduct of Vendor or of its representatives. An action or omission of Vendor or of its representatives shall not be regarded as gross negligence or wilful misconduct to the extent to which it was done or omitted from being done in accordance with the Purchaser’s instructions or concurrence.

Article 9

DUE DILIGENCE REVIEW

1.1	Due Diligence

Purchaser acknowledges that it has, prior to the execution hereof, been given an opportunity to: (i) review Vendor’s title to the Assets; and (ii) conduct an environmental review of the Assets; and that it has satisfied itself in regard to both Vendor’s title to the Assets and all environmental matters relating to the Assets, including any past, present or future Environmental Liabilities. Purchaser expressly waives all defects relating either to Vendor’s title to the Assets or to environmental matters relating to the Assets, whether disclosed by Purchaser’s review or otherwise. However, nothing in this Clause shall be a waiver by Purchaser of any matters in respect of which it is entitled to indemnification pursuant to Clause 6.1.

Article 10

GENERAL

1.1	Notices

(a)	The addresses for service of the Parties shall be as follows:

Vendor: Limited	Barnwell of Canada, Purchaser:	Tourmaline Oil Corp.
2900, 250 – 6th Avenue S.W.
	2410, 500 – 4th Avenue S.W. Calgary, AB T2P 2V6 Attention: Land Department Email: tcowan@octavianoil.ca	Calgary, Alberta T2P 3H7 Attention: Land Department Email: Drew.Tumbach@tourmalineoil.com

(b)	All notices, communications and statements required, permitted or contemplated in this Agreement shall be in writing, and shall be delivered as follows by personal delivery or courier to a Party at the address or fax number of such Party set out above, in which case the item so served or transmitted shall be deemed to have been received on the date of delivery if such delivery takes place or the item transmitted has been received in its entirety in a legible form prior to 5:00 p.m. on a Business Day. If the actual delivery of such notice occurs after 5:00 p.m. on a Business Day or on a day that is not a Business Day, then such notice shall be deemed to have been received on the first Business Day following the date on which such actual delivery was made or transmission and receipt were completed, as applicable.

(c)	A Party may from time to time change its address for service by giving written notice of such change to the other Party.

1.2	Limit of Liability

Notwithstanding any other provision in this Agreement, in no event shall the liability of Vendor under or in respect of this Agreement, including all Claims by Purchaser arising out of or in connection with this Agreement, exceed, in the aggregate, an amount equal to the Purchase Price, taking into account all increases or decreases to the Purchase Price that occur by virtue of the terms of this Agreement. This Clause 10.2 shall survive Closing and any termination of this Agreement.

1.3	Confidentiality and Public Announcements

(a)	Neither Party may disclose the contents of this Agreement, including the name of the other Party, or any information concerning negotiations leading to this Agreement and the Transaction, without the prior written consent of the other Party. Nothing contained in this Agreement shall prevent a Party from disclosing such information: (i) to any Governmental Authority or to the public, but in either case, only if and to the extent that such disclosure is required under any Applicable Law or any stock exchange rule or policy to which such Party or its Affiliate is subject; (ii) or (ii) if required to obtain the consent to the Transaction by Vendor’s lenders or other security holders and, if applicable, to obtain their release of security interests in, or their acknowledgement of “no interest” in, the Assets; provided that, in each such instance, the Party that proposes to make such a disclosure shall advise the other Party of such proposed disclosure and shall use its reasonable efforts to prevent the disclosure of any such information that is not required to be disclosed for the listed purposes. This Clause 10.3(a) shall survive any termination of this Agreement prior to Closing for a period of 1 year following such termination.

(b)	The Parties acknowledge that either or both of them may make press releases concerning the Parties’ entry into this Agreement promptly after the execution hereof and further press releases promptly after Closing, provided that in no circumstances shall either Party disclose the name of the other Party on any such press release or otherwise. Each Party consents to the inclusion of a generic description of its businesses by the other Party in such other Party’s press release(s) in this regard. The Parties agree that a press release issued by either Party may contain some or all of the financial terms of the Transaction. Without derogating from the Parties’ rights to make public disclosures under Clause 10.3(a), each of Vendor and Purchaser shall use their reasonable efforts to furnish to the other Party with the proposed content of all press releases concerning this Agreement and the Transaction at least 24 hours prior to the release or publication thereof, but in any event prior to the release or publication with reasonably sufficient time for the other Party to review and comment.

1.4	Miscellaneous

(a)	Further Assurances: Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

(b)	Entire Agreement: The provisions contained in all documents and agreements collateral hereto shall at all times be read subject to the provisions of this Agreement and, in the event of conflict, the provisions of this Agreement shall prevail. This Agreement and expresses the entire agreement of the Parties with respect to the subject matter of this Agreement.

(c)	Governing Law: This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and the laws of Canada applicable therein and shall, in every regard, be treated as a contract made in the Province of Alberta. Subject to Clause 2.5(e) and (f), the Parties shall attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

(d)	Assignment; Enurement: This Agreement may not be assigned by a Party without the prior written consent of the other Party, which consent may be unreasonably and arbitrarily withheld. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

(e)	Time of Essence: Time shall be of the essence in this Agreement.

(f)	Invalidity of Provisions: In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby.

(g)	Waiver: No failure on the part of any Party in exercising any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by other Applicable Law or otherwise conferred. No waiver of any provision of this Agreement, including this Clause 10.4(g), shall be effective otherwise than by an instrument in writing dated subsequent to the date of this Agreement, executed by a duly authorized representative of the Party making such waiver.

(h)	Survival; No Merger: The respective representations, warranties, covenants and indemnities of the Parties contained in this Agreement, including all qualifications thereof and limitations thereon, shall not be merged in any assignments, conveyances, transfers and other documents provided for under this Agreement and shall survive Closing to the extent provided in the respective terms thereof.

(i)	Amendment: This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date of this Agreement, executed by a duly authorized representative of each Party.

1.5	Counterpart Execution

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document. All such counterparts shall together constitute and be construed as one instrument. A signed counterpart provided electronically shall be as binding upon the Parties as an originally signed counterpart.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

BARNWELL OF CANADA, LIMITED		TOURMALINE OIL CORP.

Per:		Per:

	Name: Craig Hopkins		Name: Drew Tumbach
	Title: President & COO		Title: Vice President, Land and Contracts

This is the Execution Page for the Asset Purchase and Sale Agreement dated July 8, 2021, between Barnwell of Canada, Limited as Vendor and Tourmaline Oil Corp. as Purchaser.

Schedule A to an Asset Purchase and Sale Agreement dated July 8, 2021, between Barnwell of Canada,

Limited as Vendor, and Tourmaline Oil Corp., as Purchaser.

Part 1:      Lands, Petroleum and Natural Gas Rights

Title Document	Lands & Leased Substances	Working Interest	Expiry Date	Encumbrances
0510090199	077-08W6M: NW 14 (Production from the 100/13-14-077-08W6/00 well only)	28.26069%	(Sec 15)	Crown S/S
5416090064	077-08W6M: SW 23 & W 26 (Production from the 100/13-14-077-08W6/00 well only)	28.26069%	SEP-1-2025	Crown S/S
0503060568	077-08W6M: NW 23 (Production from the 100/13-14-077-08W6/00 well only)	28.26069%	(Sec 15)	Crown S/S GOR: 1% paid on 28.26069% production. (no deductions), Paid to: 869120AB 100% Paid by: Barnwell 100%
0503060568	077-08W6M: NW 23 (Production from the 100/12-23-077-08W6/02 well only)	100%	(Sec 15)	Crown S/S
0503060568	077-08W6M: NW 23 PNG to base Charlie Lake (Excluding the 100/12-23-077-08W6/02 & 100/13-14-077-08W6/00 wells)	100%	(Sec 15)	Crown S/S GOR: 1% paid on 100% production. (no deductions), Paid to: 869120AB 100% Paid by: Barnwell 100%
34698	078-08W6M: NW & S 23 PNG to base Charlie Lake Excl. NG in Gething Excl. 102/08-23-078-08W6M	14.16665%	(Sec 15)	GOR: 1% paid on 14.16665% production. (no deductions), Paid to: 869120AB 100% Paid by: Barnwell 100%
34698	078-08W6M: S & NW 23 (Production from 102/8-23-078-08W6 well only)	14.16665%	(Sec 15)	Crown S/S
34698	078-08W6M: NE 23 PNG to base Charlie Lake Excl. NG in Gething Excl. 100/10-23-078-08W6M Excl. 100/16-23-078-08W6M	BPO: 0% APO: 14.16665%	(Sec 15)	GOR: 1% paid on 14.16665% production. (no deductions), Paid to: 869120AB 100% Paid by: Barnwell 100%

34698	078-08W6M: NE 23 PNG to base Charlie Lake Excl. NG in Gething Excl. 100/16-23-078-08W6	BPO: 0% APO: 14.16665%	(Sec 15)	Crown S/S GOR: 5-15% paid on 97.9167% Production Paid to: Barnwell 28.9361% Paid by: Kelt 100%
34698	078-08W6M: 23 (Production from the 100/16-23-078-08W6 well only)	14.16665%	(Sec 15)	Crown S/S
34698	078-08W6M: 23 NG in Gething Excl. 100/08-23-078-08W6M	9.58335%	(Sec 15)	GOR: 1% paid on 7.18751% production. (no deductions), Paid to: 869120AB 100% Paid by: Barnwell 100%
34698	078-08W6M: S & NW 23 NG in Gething	BPO: 7.18751% APO: 9.58335%	(Sec 15)	Crown S/S
34698	078-08W6M: NE 23 NG in Gething	BPO: 7.18751% APO: 9.58335%	(Sec 15)	Crown S/S

Part 2:     Wells

License Number	UWI	Well Name	Interest
0495593	100/13-14-077-08W6/00	TOURMALINE HZ VALHALLA 13-14-77-8	28.26069%
0397154	100/12-23-077-08W6/00	BARNWELL SPIRITR 12-23-77-8	100%
0397154	100/12-23-077-08W6/02	BARNWELL SPIRITR 12-23-77-8	100%
0281882	100/08-23-078-08W6/00	KELT EXP SPIRITR 8-23-78-8	7.18751%
0288744	102/08-23-078-08W6/00	KELT EXP SPIRITR 8-23-78-8	14.16665%
0288744	102/08-23-078-08W6/02	KELT EXP SPIRITR 8-23-78-8	14.16665%
0268756	100/10-23-078-08W6/00	KELT EXP SPIRITR 10-23-78-8	CONV-GOR
0288489	100/16-23-078-08W6/00	KELT EXP SPIRITR 16-23-78-8	14.16665%
0288489	100/16-23-078-08W6/02	KELT EXP SPIRITR 16-23-78-8	14.16665%
0288489	100/16-23-078-08W6/03	KELT EXP SPIRITR 16-23-78-8	14.16665%

Part 3:     Facilities

License Number	Government Code	Type	Facility Name
W 0397154	ABBT0099422	Single-Well Battery	BARNWELL 12-23-077-08W6
F27495	ABBT0125778	Multi-Well Battery	KELT EXP 10-23-078-08W6
F27495	ABGS0141677	Gas Gathering System	KELT EXP 10-23-078-08W6

Schedule B to an Asset Purchase and Sale Agreement dated July 8, 2021, between Barnwell of Canada, Limited as Vendor, and Tourmaline Oil Corp., as Purchaser.

FORM OF GENERAL CONVEYANCE

GENERAL CONVEYANCE

THIS GENERAL CONVEYANCE made the ___ day of ___________ , 2021.

BETWEEN:

BARNWELL OF CANADA , LIMITED a corporation having an office in the City of Calgary, Alberta (“Vendor”)

- and -

TOURMALINE OIL CORP., a corporation having an office in the City of Calgary, Alberta (“Purchaser”)

WHEREAS pursuant to the provisions of an Asset Purchase and Sale Agreement dated July 8, 202,1 between the Vendor and the Purchaser (the “Sale Agreement”), the Purchaser has agreed to purchase the Vendor’s interest in the “Assets”, as defined in the Sale Agreement, subject to the terms and conditions set forth in the Sale Agreement;

NOW THEREFORE THIS GENERAL CONVEYANCE WITNESSES that the Vendor and Purchaser agree as follows:

1.	Definitions

Unless otherwise defined in this General Conveyance, capitalized words when used in this General Conveyance have the meaning ascribed to them in the Sale Agreement.

2.	Conveyance

Pursuant to and for the consideration provided for in the Sale Agreement, Vendor hereby sells, assigns, transfers, conveys and sets over to Purchaser Vendor’s entire right, title, estate and interest in and to the Assets, and Purchaser hereby purchases and accepts the Assets, to have and to hold the same absolutely, together with all benefits and advantages to be derived therefrom, subject to the terms and conditions of the Sale Agreement.

3.	Effective Time

This General Conveyance shall be effective as the date first written above.

4.	Subordinate Documents

This General Conveyance is executed and delivered by the parties hereto pursuant to and for the purposes of the provisions of the Sale Agreement and the provisions of the Sale Agreement shall prevail and govern in the event of a conflict between the provisions of the Sale Agreement and this General Conveyance.

5.	Enurement

This General Conveyance shall be binding upon and shall enure to the benefit of the parties hereto and their respective administrators, trustees, receivers, successors and permitted assigns.

6.	Further Assurances

Each party hereto will, from time to time and at all times hereafter, at the request of the other party but without further consideration, do all such further acts and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this General Conveyance.

7.	Merger

Nothing contained in this General Conveyance shall in any way result in a merger of the terms and conditions of the Sale Agreement with the terms and conditions of this General Conveyance and the parties hereto specifically agree that all such terms and conditions of the Sale Agreement shall continue to apply to the within conveyance.

8.	Governing Law

This General Conveyance shall be governed by and construed in accordance with the laws of the Province of Alberta.

9.	Counterpart Execution

This General Conveyance may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document. All such counterparts shall together constitute and be construed as one instrument. A signed counterpart provided electronically shall be as binding upon the parties as an originally signed counterpart.

IN WITNESS WHEREOF the parties hereto have executed this General Conveyance as of the date first written above.

BARNWELL OF CANADA, LIMITED		TOURMALINE OIL CORP.

Per:		Per:

	Name: Craig Hopkins		Name: Drew Tumbach
	Title: President & COO		Title: Vice President, Land and Contracts

Schedule C to an Asset Purchase and Sale Agreement dated July 8, 2021, between Barnwell of Canada, Limited as Vendor, and Tourmaline Oil Corp., as Purchaser.

FORM OF CERTIFICATE FOR VENDOR

TO:          Tourmaline Oil Corp. (“Purchaser”)

RE:          Asset Purchase and Sale Agreement dated July 8, 2021 (the “Sale Agreement”) between Barnwell of Canada, Limited (“Vendor”) and Tourmaline Oil Corp. (“Purchaser”)

The undersigned, Craig Hopkins, President & COO of Barnwell of Canada, Limited, hereby certifies, for and on behalf of Vendor and not in his personal capacity, as follows:

1.	The undersigned is personally familiar, in his capacity as an officer of Vendor, with the matters hereinafter certified.

2.	This certificate is made and delivered pursuant to clause 4.1(c) of the Sale Agreement.

3.	The definitions contained in the Sale Agreement are adopted in this Certificate and wherever used shall have the meanings ascribed to them in the Sale Agreement.

4.	Each of Vendor’s representations and warranties set forth in clauses 5.1 and 5.2 of the Sale Agreement:

(a)       was true and correct in all material respects as of the date of the Sale Agreement; and

(b)       is true and correct in all material respects as of the date of this Certificate;

or, in each case, was true and correct in all material respects as of such other date or dates as specified therein.

5.	All obligations and covenants of Vendor to be performed or complied with prior to or on the Closing Date (other than in respect to the agreements, certificates and other instruments and documents to be delivered on the Closing Date by Vendor pursuant to clause 4.1 of the Sale Agreement) have been performed or complied with in all material respect.

DATED at Calgary, Alberta, as of the day______ of____________, 2021.

BARNWELL OF CANADA, LIMITED

Per:
Name: Craig Hopkins
Title: President & COO

FORM OF CERTIFICATE FOR PURCHASER

TO:	Barnwell of Canada, Limited (“Vendor”)

RE:	Asset Purchase and Sale Agreement dated July 8, 2021 (the “Sale Agreement”) between Vendor and Tourmaline Oil Corp. (“Purchaser”)

The undersigned, Drew Tumbach, Vice President, Land and Contracts of Tourmaline Oil Corp., hereby certifies, for and on behalf of Purchaser and not in his personal capacity, as follows:

1.	The undersigned is personally familiar, in his capacity as an officer of the Purchaser, with the matters hereinafter mentioned.

2.	This certificate is made and delivered pursuant to clause 4.2(c) of the Sale Agreement.

3.	The definitions contained in the Sale Agreement are adopted in this Certificate wherever used shall have the meanings ascribed to them in the Sale Agreement.

4.	Each of the respective representations and warranties of Purchaser set forth in clauses 5.1 and 5.4 of the Sale Agreement:

(a)       was true and correct in all material respects as of the date of the Sale Agreement; and

(b)       is true and correct in all material respects as of the date of this Certificate;

or, in each case, was true and correct in all material respects as of such other date or dates as specified therein.

5.	All obligations and covenants of Purchaser to be performed prior to or on the Closing Date (other than in respect to the payments, agreements, certificates and other instruments and documents to be made and delivered on the Closing Date by Purchaser pursuant to clause 4.2) have been timely performed in all material respects.

DATED at Calgary, Alberta, as of the day______ of____________, 2021.

TOURMALINE OIL CORP.

Per:
Name: Drew Tumbach
Title: Vice President, Land and Contracts

Exhibit No. 21

List of Subsidiaries

The subsidiaries of Barnwell Industries, Inc., at September 30, 2021 were:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Barnwell of Canada, Limited	Delaware
Water Resources International, Inc.	Delaware
Barnwell Hawaiian Properties, Inc.	Delaware
Barnwell Kona Corporation	Hawaii
Kaupulehu Developments	Hawaii
Barnwell Alakea Properties, Inc.	Hawaii
Kaupulehu Mauka Investors, LLC	Hawaii
Barnwell Makai, Inc.	Hawaii
KD Kona 2013 LLLP	Hawaii
BOK Drilling, LLC	Hawaii
Bill Robbins Drilling, Ltd.	Alberta, Canada
Gypsy Petroleum Ltd.	Alberta, Canada
Dartmouth Petroleum, Ltd.	Alberta, Canada
J.H. Wilson Associates, Ltd.	Alberta, Canada
Octavian Oil, Ltd.	Alberta, Canada

Exhibit No. 23.1

Consent of InSite Petroleum Consultants Ltd.

We hereby consent to the use of our name in the Annual Report on Form 10-K of Barnwell Industries, Inc. and to all references to us, our report concerning reserves and the data in that report appearing in the 10-K.

Date: December 21, 2021

InSite Petroleum Consultants Ltd.

By:	/s/ Peter Hadala
Peter Hadala, P. Eng.
President and Managing Director

Exhibit No. 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Barnwell Industries, Inc.:

We hereby consent to the incorporation by reference in the following Registration Statements and prospectus:

1.	Form S-3 No. 333-254365 pertaining to the at-the-market offering program pursuant to which the Company may offer and sell, from time to time, shares of its common stock under price and volume guidelines set by the Company’s Board of Directors and the terms and conditions described in the Registration Statement, and
2.	Form S-8 No. 333-251471 pertaining to the 2018 Employee Incentive Plan of Barnwell Industries, Inc.

our report dated December 21, 2021, with respect to the consolidated balance sheets as of September 30, 2021 and 2020 of Barnwell Industries, Inc. and subsidiaries and related consolidated statements of operations, comprehensive income (loss), equity (deficit) and cash flows for the years then ended, and related notes, which report appears in the September 30, 2021 Annual Report on Form 10-K of Barnwell Industries, Inc. We also consent to the reference to us under the heading “Experts” in such Registration Statements and prospectus.

/s/ WEAVER AND TIDWELL, L.L.P.

Dallas, Texas

December 21, 2021

Exhibit No. 31.1

Certifications

I, Alexander C. Kinzler, certify that:

1.       I have reviewed this annual report on Form 10-K of Barnwell Industries, Inc.;

2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)       Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.       The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)       Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 21, 2021	/s/ Alexander C. Kinzler
Alexander C. Kinzler
President, Chief Executive Officer, Chief Operating Officer, General Counsel

Exhibit No. 31.2

Certifications

I, Russell M. Gifford, certify that:

1.       I have reviewed this annual report on Form 10-K of Barnwell Industries, Inc.;

2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)       Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.       The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)       Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 21, 2021	/s/ Russell M. Gifford
Russell M. Gifford
Executive Vice President, Chief Financial Officer

Exhibit No. 32

Barnwell Industries, Inc.

Certification Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) each of the undersigned officers of Barnwell Industries, Inc. (the “Company”), does hereby certify, to such officer’s knowledge that:

The Annual Report on Form 10-K for the year ended September 30, 2021 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the consolidated financial condition as of September 30, 2021 and consolidated results of operations for the year ended September 30, 2021 of the Company and its subsidiaries.

Dated: December 21, 2021	/s/ Alexander C. Kinzler
Name: Alexander C. Kinzler
Title: President, Chief Executive Officer, Chief Operating Officer, General Counsel

Dated: December 21, 2021	/s/ Russell M. Gifford
Name: Russell M. Gifford
Title: Executive Vice President, Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 10-K or as a separate disclosure document.

A signed original of the written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

 Exhibit No. 99.1

December 1, 2021

Barnwell of Canada, Limited

Suite 2410, 500 - 4th Avenue SW

Calgary, Alberta

T2P 2V6

Re:	Evaluation of the Oil and Gas Properties of Barnwell of Canada, Limited and Octavian Oil Ltd.

Dear Sirs:

As requested, an evaluation has been made of all of the crude oil and natural gas assets of Barnwell of Canada, Limited and Octavian Oil Ltd., hereinafter referred to as the “Company.” The properties evaluated are located in the Canadian provinces of Alberta and British Columbia. The effective date of the reserve estimates presented in this report is September 30, 2021. The purpose of this evaluation and report is to fulfill Securities and Exchange Commission (SEC) reporting requirements.

All Company assets were evaluated in full detail. Individual property evaluations were prepared in the context of belonging to a larger portfolio of properties. Due to the principal of aggregation of reserves, the total portfolio reserves estimate carries a higher degree of confidence than the estimates for the individual properties.

This evaluation is based in part on prices, currency exchange rates and estimates which, in future, may differ materially from the forecasts utilized herein. In addition, changes in government policy and regulation may result in higher (or lower) royalties and taxes and the change may be material; therefore, the present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated. The reserve estimates presented in this report are considered reasonable as of the effective date of the report given the quality and quantity of data available; however, they should be accepted with the understanding that reservoir performance subsequent to the date of these estimates may necessitate revision, which may be material.

Barnwell of Canada, Limited plus Octavian Oil Ltd.

Summary of Net Reserves - Constant Prices and Costs

	Net Remaining Reserves
	Crude Oil (Stb)	NGL + Cond. (Stb)	Market Gas (Mcf)
Proved Producing	487,600	91,000	2,693,300
Proved Non-Producing	49,400	7,600	219,800
Proved Undeveloped	4,200	000	000
Total Proved	541,200	98,600	2,913,100

Constant prices were prepared based on posted prices of crude oil and natural gas, and natural gas liquids using a 12 month unweighted arithmetic average closing price of each commodity on the 1st day of each month from October 1, 2020 through September 1, 2021 during the fiscal year. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC’s guidelines and applicable financial accounting rules.

All prices used in the evaluation have been adjusted from posted prices for applicable quality, heating value and transportation considerations. The weighted average prices, after applicable adjustments, over the life of the properties used in the evaluation were US$ 49.73 barrel of oil, US$ 2.23 per Mcf of gas, US$ 36.07 per barrel of condensate and natural gas liquids.

During the course of the evaluation, the Company provided InSite Petroleum Consultants Ltd. (“InSite”) personnel with basic information including land data, well information, geological information, reservoir studies, estimates of onstream dates, contract details, operating cost data, capital budget forecasts, operating statements and other financial data and future operating plans. Additional engineering, geological or economic data used in the preparation of this report were obtained from public records, other operators and from InSite non-confidential files. InSite encountered no indications that the data was incomplete or inaccurate. Should evidence become available in the future suggesting that the data was incomplete or inaccurate, InSite reserves the right to revise the estimates based on new data. Similarly, the performance of the producing entities subsequent to the effective date of this report may necessitate upward or downward revisions to the reserve and production estimates.

In conducting our reserve analysis, proved reserve volumes were determined by volumetric, material balance, and production decline curve methods. The volumetric reserves were determined by reviewing all well logs, core, and geological data. Recovery factors were assigned after analyzing the performance of similar wells in the area. Historical well production was reviewed to determine reserves calculated by production decline curve analysis where sufficient historical data was available. The order of preference in choosing the methodology to be used was firstly production decline curve analysis or material balance where sufficient data was available for such analysis with volumetric calculations used where there was a lack of historical data.

The production and revenue forecasts for each property and the corporate cash flow summaries have not been adjusted for risk. Well abandonment, decommissioning and site reclamation costs (ADR) were included in the economic runs for all wells with reserves assigned, as wells as the ADR costs for producing wells with no reserves assigned, suspended wells and existing facilities. The ADR costs and timing were adopted from the Company’s internal Asset Retirement Obligation (ARO) estimates.

The oil and gas reserves calculations and income projections upon which this report is based, were determined in accordance with generally accepted evaluation practices. InSite used all assumptions, data, methods and procedures it considered appropriate, under the circumstances, to prepare this report.

The extent and character of ownership and all factual data supplied by the Company were accepted as presented. A field inspection was not considered necessary by InSite.

In this report, gross (or Company share) reserves are defined as the total remaining recoverable reserves owned by the Company before deduction of any royalties. Net reserves are defined as those accruing to the Company after all interests owned by others including Crown and Freehold royalties have been deducted. The reserve category definitions utilized in this report are in accordance with SEC standards and Regulation S-X.

Yours very truly,

InSite Petroleum Consultants Ltd.

Original signed by Peter Hadala, P. Eng. (2021-12-01)

Peter Hadala, P. Eng.
President and Managing Director

Original signed by Radu Afilipoaei, P. Eng. (2021-12-01)

Radu Afilipoaei, P. Eng.
Managing Director

Original signed by J. Ed Hasiuk, P. Geol. (2021-12-01)

J. Ed Hasiuk, P. Geol.
Senior Geologist

BOARD OF DIRECTORS

Peter J. O’Malley 1, 2, 3, 4A – Chairman of the Board

Kenneth S. Grossman 1, 3A, 4 – Vice-Chairman of the Board

Francis J. Kelly

Alexander C. Kinzler

Philip J. McPherson 1A, 2, 3, 4

Bradley M. Tirpak

Douglas N. Woodrum 1

1A Chair of the Audit Committee 2A Chair of the Reserves Committee 3A Chair of the Compensation Committee 4A Chair of the Nominating Committee	[1] Member of the Audit Committee [2] Member of the Reserves Committee [3] Member of the Compensation Committee [4] Member of the Nominating Committee

OFFICERS

Alexander C. Kinzler

Chief Executive Officer, President, Chief Operating Officer, General Counsel

Russell M. Gifford

Executive Vice President, Chief Financial Officer, Treasurer, Secretary

Joy Matsukawa

Assistant Vice President, Assistant Controller

Sheryl A. L. Villanueva

Assistant Vice President, Assistant Controller

Heidi M. Uratsuka

Assistant Vice President

Denise L. Miyasato

Assistant Secretary

Corporate Information

Corporate Headquarters Barnwell Industries, Inc. 1100 Alakea Street, Suite 500 Honolulu, Hawaii 96813 Phone (808) 531-8400 Fax (808) 531-7181	Canadian Office Barnwell of Canada, Limited Suite 2410, 500 4th Avenue S.W. Calgary, Alberta, Canada T2P 2V6 Phone (403) 531-1560 Fax (403) 266-4124

Big Island Office Water Resources International, Inc. P.O. Box 44520, Kamuela Industrial Park Kamuela, Hawaii 96743 Phone (808) 882-7207 Fax (808) 882-7655	Transfer Agent Broadridge Corporate Issuer Solutions, Inc. 51 Mercedes Way Edgewood, NY 11717 Phone 1 (877) 830-4936 Website www.shareholder.broadridge.com

Ticker Symbol:	BRN	Stock Exchange Listing
Website:	www.brninc.com	NYSE American

Annual Meeting

Barnwell’s Annual Meeting of Stockholders will be held on May 6, 2022 at 9:00 a.m., Hawaii Standard Time, in Honolulu, Hawaii.

Market Prices of Common Stock

The following tables reflect the quarterly high and low sales prices, on the NYSE American, for the Company’s common stock during the periods indicated:

Quarter ended	High	Low
December 31, 2019	$1.11	$0.30
March 31, 2020	$2.68	$0.30
June 30, 2020	$2.10	$0.44
September 30, 2020	$1.64	$0.66
December 31, 2020	$1.99	$0.76
March 31, 2021	$6.99	$1.25
June 30, 2021	$4.34	$2.02
September 30, 2021	$3.59	$2.00

Form 10-K

Stockholders may obtain a copy of the Company’s Form 10-K, without charge, by writing to Barnwell Industries, Inc., 1100 Alakea Street, Suite 500, Honolulu, HI 96813 or by sending an email to barnwellinfo@brninc.com or by clicking on the “Last 10-K” link on the Company’s website (www.brninc.com).

Barnwell Industries, Inc., 1100 Alakea Street, Suite 500, Honolulu, HI 96813